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08000062

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Carl Zeiss Meditec

*CURRENT ADDRESS

PROCESSED

JAN 07 2008

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

BEST AVAILABLE COPY

FILE NO. 82- 34817

FISCAL YEAR 9-30-07

* Complete for initial submissions only ** Please note name and address changes

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DAT : 1/9/08

Annual Report 2006/2007


ZEISS

CARL ZEISS MEDITEC

The basis of our growth is innovation

Facts and figures financial year 2006/2007

The financial year 2006/2007 at a glance

Highlights

1.1
Market capitalisation in € billion

With a market capitalisation of € 1.1 billion we number among the largest listed medtech companies in Europe.

78.9
Increase in consolidated net income after minority interests in %

Earnings growth in financial year 2006/2007 proves that investment and business growth can be sensibly combined.

569.7
Revenue in € million

Compared with the previous year, consolidated revenue increased by 45.9 % to € 569.7 million.

0.61
Earnings per share in €

We have achieved earnings per share of € 0.61. The successful business growth could thus to a large extent compensate for the effects from the significantly increased number of shares, compared with the prior year.

59.2
Investment in research and development in € million

Innovations play an important role when it comes to securing and expanding our market position in the future. We therefore invested € 59.2 million in research and development in financial year 2006/2007.

0.16 + 0.27
Dividend per share in €

Carl Zeiss Meditec plans the distribution of a higher dividend for financial year 2006/2007. The regular dividend amounting to € 0.16 will be increased by a one-off special dividend amounting to € 0.27.

Business development
(Unless specified otherwise, figures in € '000)

Revenue and net income

■ Financial year 2006/2007 ■ Financial year 2005/2006

Consolidated revenue (Gross margin)



+45.9 %
569,695 (51.9 %)
390,563 (47.0 %)

EBIT (EBIT margin)



+46.3 %
70,359 (12.4 %)
48,086 (12.3 %)

Consolidated net income after minority interests (return on sales)



+78.9 %
47,757 (8.4 %)
26,688 (6.8 %)

Key figures of balance sheet and cash flow statement

■ 30 September 2007 ■ 30 September 2006

Equity ratio



+8.9 %
69.1 %
60.2 %

■ Financial year 2006/2007 ■ Financial year 2005/2006

Cash flow from operating activities



+30.8 %
56,079
42,869

Return on capital employed (before taxes)



+4.5 %-pts
25.2 %
20.7 %

Business development includes the one-off effect from the loss of the legal dispute against Retal Vision Inc.

Content

FOREWORD BY THE MANAGEMENT BOARD

Dear Shareholders, Ladies and Gentlemen,

Once again we can look back on an eventful and successful financial year. Both from an economic and a strategic perspective, financial year 2006/2007 has been one of the most important since the formation of Carl Zeiss Meditec and involved significant challenges for the Company and its employees.

From a financial perspective, Carl Zeiss Meditec achieved new record revenue and earnings highs during financial year 2006/2007. Consolidated revenue climbed from € 390.6 million during the previous financial year by around 46 % to € 569.7 million during the reporting period. Although we once again increased our investments year-on-year in new products and the expansion of our sales and marketing areas, we were able to increase our EBIT in parallel to revenue: This reached € 70.4 million in the reporting period, which also corresponds to an increase of around 46 % compared with the prior year. Consolidated net income after minority interests grew to an even greater extent. At € 47.8 million, we earned around 80 % more than the previous year after taxes and financial results. Earnings per share after minority interests totalled € 0.61. In this way, the exceptionally strong business development was able to substantially compensate for the increased number of shares, which more than doubled year-on-year. These figures also reflect a one-off effect arising from the involvement in a legal dispute. Corrected for this effect, the growth in profits would have been even stronger. The growth in operating cash flow was higher than we expected. It rose to € 56.1 million and was thus around one-third higher than the corresponding prior-year value, which had amounted to € 42.9 million.

Of course, we want you as our shareholders to share in this very satisfactory business development. In addition to the regular dividend, which totals almost 30 % of the consolidated net income after minority interests, we intend to propose the payment of a one-off special dividend to the General Meeting. To this end, around 10 % of the cash and cash equivalents shown in Carl Zeiss Meditec's IFRS consolidated balance sheet as of 30 September 2007 will be distributed. The Management Board and Supervisory Board will therefore propose the payment, at the 2008 General Meeting, of a dividend totalling € 0.43 per share for financial year 2006/2007.



Dr. Ludwin Monz | Ulrich Krauss | Bernd Hirsch | James L. Taylor

Our strategic orientation is a foundation for our financial success. Thanks to the successful integration of Carl Zeiss Surgical we have systematically developed into an integrated medical technology company that has successful activities both in ophthalmology and in neuro/ENT surgery, and that also still enjoys sufficient growth potential in both areas. We once again proved that this potential can also come from outside the Company with the acquisition of the ophthalmology specialist Acri.Tec. at the beginning of October 2007.

Overall, despite the successes of the past we should not forget that Carl Zeiss Meditec – like many other companies – faces a number of challenges in the future. The euro, which remains strong in particular against the US dollar and Japanese yen, the consequences of the credit crisis on consumer behaviour in the US – which are difficult to assess as yet – and increasingly tough competition in a number of markets are developments that we cannot influence but that we must meet head-on. Given this environment, it is decisive to be positioned accordingly in good time. We already began to do this during the past financial year. Firstly, we expanded our strategic position as mentioned above. Secondly, we have continued to focus our product portfolio, as we have already done in the past. We are enhancing our existing solution offering with new products in order to defend the leading position we hold in many areas of ophthalmology as well as in neuro/ENT surgery. Proof of this can be found in the market launch of the retinal diagnostic system Cirrus™ HD-OCT, the femtosecond laser VisuMax® used in refractive laser surgery and the OPMI Lumera® ophthalmological surgical microscope. Innovation will continue to play a major role in our industry in the future. We are therefore pressing ahead with research and development projects both in ophthalmology and in neuro/ENT surgery. At the same time, we want to concentrate even more intensively than before on the development of our market presence in key markets of the future such as India and China. These markets still offer considerable potential for us, both on the purchase and sales side.

Our success today and in the future is based to a very large degree on the skills and application of all of our staff, who we would like to expressly thank here for their support and commitment. Given the challenges we face, we will continue to count on their energy and high level of motivation in the future.

Going forward, we will continue to do what has always been our core skill and our passion – make life more worth living for many of people. To do so, we will develop technologies, products and solutions that allow people to enjoy a good quality of life, even in old age. Optimum vision, mental health and mobility are a prerequisite for actively participating in society.

Overall, we consider ourselves well-equipped for the road towards an exciting future. We would be delighted to see you accompany us along the way – whether as a customer, shareholder or a employee.

Yours sincerely,



Ulrich Krauss
President and CEO



Bernd Hirsch
Member of the
Management Board



Dr. Ludwin Monz
Member of the
Management Board



James L. Taylor
Member of the
Management Board



ZEISS CARL ZEISS MEDITEC

Carl Zeiss Meditec steps up a gear in financial year 2006/2007: Earnings jump by almost 80%

Increase in revenue by 45.9% to EUR 569.7 million (previous year: EUR 390.6 million) - Profitability growing despite higher investment in new products and sales expansion – dividend to increase to EUR 0.43 including special dividend.

(Jena, 12 December 2007) Carl Zeiss Meditec AG (ISIN DE0005313704) once again increased its revenues and earnings in the past financial year 2006/2007 (cut-off date 30 September). Consolidated revenue of the medical technology company, listed in the TecDAX at the German Stock Exchange, climbed by about 46% to EUR 569.5 million in financial year 2006/2007 (previous year EUR 390.6 million). The gross margin increased by 4.9 percentage points to 51.9%. EBIT amounted to EUR 70.4 million (previous year: EUR 48.1 million) likewise representing an increase of about 46%. Consolidated net income after minority interests improved disproportionately. At EUR 47.8 million (previous year EUR 26.7 million) the medical technology provider's earnings after taxes and financial results were about 80% higher than in the previous year. Earnings per share after minority interests amounted to EUR 0.61 (previous year: EUR 0.82). The strong business growth thus compensated to a large extent for the increased number of shares, which more than doubled year-on-year. Cash flow from operating activities rose to EUR 56.1 million and was thus around one-third higher than the corresponding previous-year's total of EUR 42.9 million.

"Although we have significantly increased our investments in new products and the expansion of sales and marketing activities compared to last year, earnings before interest and taxes increased hand-in-hand with revenue," said Ulrich Krauss, President and CEO of Carl Zeiss Meditec AG.

"We want our shareholders to participate in the good business development and the continuing positive development of cash flow; at the AGM 2008 we will thus be proposing a dividend of EUR 0.43 per share for financial year 2006/2007. In addition to the regular dividend of EUR 0.16 this means the disbursement of a one-off special dividend of EUR 0.27," added Krauss.

Press Release


ZEISS

CARL ZEISS MEDITEC

In financial year 2006/2007 Carl Zeiss Meditec generated slightly more than half of its consolidated revenue in the strategic business unit "Ophthalmic Systems" (51.2%, previous year 77.6%). Mostly due to the influence of exchange rates there was a 3.8% drop in revenue compared to the previous year (from EUR 303.1 million to EUR 291.6 million).

In the strategic business unit "Surgical Ophthalmology" Carl Zeiss Meditec posted revenue of EUR 50.0 million (previous year EUR 51.4 million), primarily due to the optimisation of the product portfolio and the associated discontinuation of certain products. The share in consolidated revenue totalled 8.8 % (previous year: 13.2%).

Revenue in the strategic business unit "Neuro/ENT" amounted to EUR 228.1 million (previous year: EUR 36.0 million). The reason for the leap in sales was the first-time consolidation of Carl Zeiss Surgical in financial year 2006/2007. The share in consolidated revenue totalled 40.0% (previous year: 9.2%).

The "Americas" region, mainly consisting of the USA, continued to be the major contributor to consolidated revenue in financial year 2006/2007. Carl Zeiss Meditec generated almost half of its revenue (42.8%, previous year: 43.7%) in this region. In financial year 2006/2007 consolidated revenue increased by 42.9% from EUR 170.5 million to EUR 243.8 million in the "Americas" region – primarily due to the first-time consolidation of Carl Zeiss Surgical. Consolidated revenue in the "Europe, Middle East and Africa" region ("EMEA") increased by 68.9% to EUR 169.3 million compared with the previous year (EUR 100.2 million). The primary contributors to the growth in consolidated revenue were the first-time consolidation of Carl Zeiss Surgical and the positive sales development of diagnostic devices and surgical microscopes. The proportion of consolidated revenue increased compared with the previous-year period from 25.7% to 29.7%. Compared to the previous year, consolidated revenue in the "Asia/Pacific" region increased by 18.6% to EUR 118.8 million (previous year: EUR 100.2 million) in financial year 2006/2007. Overall, the "Asia/Pacific" region's share of consolidated revenue declined from 25.6% to 20.9% in financial year 2006/2007. In Germany, Carl Zeiss Meditec generated revenue of EUR 37.9 million (previous year: EUR 19.6 million). This increase of 92.8 % was primarily due to the inclusion of Carl Zeiss Surgical

Press Release


ZEISS

CARL ZEISS MEDITEC

in the reporting entity of Carl Zeiss Meditec. The share in consolidated revenue increased to 6.6% (previous year: 5.0%).

On the strength of the positive business performance and capital increase in conjunction with the acquisition of Carl Zeiss Surgical in October 2006 the company's equity ratio increased to 69.1% (30 September 2006: 60.2%).

As of 30 September 2007, Carl Zeiss Meditec AG had 1,929 employees worldwide (previous year: 1,292). This increase on the previous year is due to the first-time consolidation of Carl Zeiss Surgical.

President and CEO Ulrich Krauss announced that the existing path of strategic alignment of the company would be pursued: "We will be expanding our existing business with new products and improved customer care. The networking of our products also offers considerable growth potential. Furthermore, we will be using our good market position in the core markets to advance into attractive neighbouring segments. We aim to combine organic growth and acquisitions as and when appropriate opportunities arise."

Press Release


ZEISS

CARL ZEISS MEDITEC

Brief profile

Carl Zeiss Meditec AG (ISIN: DE 0005313704) is one of the world's leading medical technology companies. This market position is based on over 160 years of experience in optical innovation.

The company has two primary areas of activity: In the field of **ophthalmology** Carl Zeiss Meditec offers integrated solutions for treating the four main eye diseases: vision defects (refraction), cataracts, glaucomas and retinal disorders. The company's system solutions are employed in all phases of the disease management, from diagnosis to treatment and aftercare. Carl Zeiss Meditec has always applied its technological expertise to product innovations. These innovations range from basic systems such as slit lamps and fundus cameras to standard setting diagnostic systems such as the Humphrey® Field Analyser, the Stratus OCT™ and the IOLMaster®, through to the surgical microscopes and innovative treatment systems in refractive laser surgery. The product portfolio in ophthalmic surgery is rounded off by intraocular lenses and consumables.

In the field of **neuro and ENT surgery**, Carl Zeiss Meditec is the world's leading provider of surgical microscopes and microsurgical visualisation solutions for a very broad range of applications, such as tumor and vascular surgery in the head region and/or spinal surgery. The most recent example of the innovative performance in the area of microsurgery is the OPMI Pentero® visualisation system, which allows efficient and ergonomic patient treatment. Carl Zeiss Meditec will systematically expand its product range in this area and become a solution provider in neuro and ENT surgery as well.

Carl Zeiss Meditec's medical technology portfolio is rounded off by visualisation systems for doctors in private practice and promising future technologies such as intraoperative radiation therapy, which allows the targeted treatment of breast cancer and brain cancer directly during surgery.

Carl Zeiss Meditec AG is based in Jena, Germany, with subsidiaries in Germany (Carl Zeiss Surgical GmbH, Carl Zeiss Meditec Vertriebsgesellschaf mbH and Carl Zeiss Medical Software GmbH)), the USA (Carl Zeiss Meditec, Inc., Dublin), in Japan (Carl Zeiss Meditec Co., Ltd., Tokyo), Spain (Carl Zeiss Meditec Iberia S.A., Madrid) and France (Carl Zeiss Meditec S.A.S., La Rochelle, and Carl Zeiss Meditec France SAS, Le Pecq).

Thirty-five percent of the Carl Zeiss Meditec shares are in free float. The remaining 65 percent are held by Carl Zeiss, one of the world's leading international groups engaged in the optical and opto-electronics industry.

Press Release



CARL ZEISS MEDITEC

Contact

Jens Brajer/ Director Corporate Functions
Göschwitzer Straße 51-52
07745 Jena

Phone: +49 (0) 36 41 - 2 20 - 1 05
Fax: +49 (0) 36 41 - 2 20 - 1 17

E-mail: investors@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

Press Release

THE CARL ZEISS MEDITEC SHARE

A new entry on the TecDAX

General capital market performance[1]

After the year began, the German lead DAX index reached the 7000 point mark, in February 2007, for the first time since November 2000. However, at the end of February a historic wave of sales, which was triggered by mainland Chinese stock exchanges, globally led to a short-term correction on the share markets.

In April, the US Dow Jones share index then clambered over the 13,000 point threshold for the first time. The DAX followed suit in July 2007 with a new high of 8,151.57 points. Mortgage loans, which had been issued in the US to borrowers with poor ability to pay and resulting massive cash losses (referred to as the 'subprime segment') triggered a massive correction on global stockmarkets in August 2007. Bank shares were especially hard-hit.

However, towards the end of 2007, share prices have largely recovered. Following the interest rate reductions by the US Central Bank at the end of October 2007, the European common currency, the euro, reached a new high. Despite the increase in the price of oil, lower interest rates and a strong euro, share markets continued their essentially positive growth.

Carl Zeiss Meditec joins the TecDAX and the HealthShares Composite Index

With our unscheduled inclusion in the TecDAX technology index of the German Stock Exchange on 5 March 2007, we have met a major strategic goal of Carl Zeiss Meditec's investor relations work. In addition to the considerably increased size of the Company – compared with 1 October 2006, the market capitalisation increased from € 447.7 million as of 30 November 2007 to € 1,130.2 million – and the internationalisation of the shareholder base, we have laid the foundations for this with a transparent and sustained intensive communication with the capital markets.

At the end of October 2007, Carl Zeiss Meditec was also included in the HealthShare Composite Index. These and additional indices are determined and marketed by HealthShares Inc., an institutional investment company based in New York, USA, in collaboration with Standard & Poors.

Development of Carl Zeiss Meditec share from 1 October 2006 to 30 November 2007

At the beginning of financial year 2006/2007, the acquisition of Carl Zeiss Surgical, in particular, and the associated capital increase, influenced the growth in the price of Carl Zeiss Meditec shares. The notification of the subscription period for the cash component of the capital increase on 24 October 2006 was the starting point for a positive growth in the Carl Zeiss Meditec share. As of the beginning of 2007, the share price benefited from the favourable stock exchange climate and in fact grew more strongly than the market as a whole, thanks to the Company's positive development. The price by mid-April grew by more than 15% compared with the end of 2006 to over € 18 and thus outperformed the TecDAX. Nevertheless, by the middle of the year the markets – and the Carl Zeiss Meditec share was not spared – had to endure considerable price falls as a result of the subprime crisis. Carl Zeiss Meditec shares rose again from mid-September 2007, although in the course of correction – particularly in German second-tier stocks – they were again exposed to losses from the middle to the end of November.

During the period under review (1 October 2006 to 30 November 2007), the Carl Zeiss Meditec share recorded a price increase of 2.4%, falling short of the performance of the comparison TecDAX index in the the same period.

To support the price growth of the Carl Zeiss Meditec share, we have again significantly intensified our investor relations activities. This has been rewarded by investors from right throughout Europe.

In 2007, derivative financing instruments for Carl Zeiss Meditec shares were available on the market for the first time. Various institutes issued warrants and discount certificates. This now enables investors to participate in Carl Zeiss Meditec via a variety of investment forms and strategies.


Carl Zeiss Meditec +2.4%
DAX +31.4%
MDAX +16.1%
TecDAX +48.7%
170.00%
160.00%
150.00%
140.00%
130.00%
120.00%
110.00%
100.00%
90.00%
01.10.06
01.11.06
01.12.06
01.01.07
01.02.07
01.03.07
01.04.07
01.05.07
01.06.07
01.07.07
01.08.07
01.09.07
01.10.07
01.11.07
01.12.07

Figure 1 Relative performance of Carl Zeiss Meditec shares[1] compared to the DAX, MDAX and TecDAX indices 1 October 2006 to 30 November 2007[2]

[1] For reasons of consistency, the performance of the Carl Zeiss Meditec shares was corrected for the (theoretical) value of the subscription rights for the entire period under review. The subscription rights arose from the capital increase with subscription rights of Carl Zeiss Meditec in the context of the acquisition of Carl Zeiss Surgical.

[2] Source: FactSet

[1] Commerzbank AG, Corporates & Markets, October 2007

The Carl Zeiss Meditec share as seen by the capital market

Research coverage by 15 analysts
As a TecDax stock, many analysts pay close attention to the Carl Zeiss Meditec share. In financial year 2006/2007, 15 bank analysts published company reports on Carl Zeiss Meditec. This are more analysts than usual, on average, for TecDAX values and is a sign that Carl Zeiss Meditec arouses particular interest on the capital market.

As of the end of financial year 2006/2007 the analyses from the banks and investment houses, thanks to our strong business development and our growth prospects, were positive: One report advising a "sell" and five reports advising "hold" were outweighed by nine reports advising a "buy". You can find an up-to-date overview of the current evaluations of the individual analysts on the Carl Zeiss Meditec website at www.meditec.zeiss.com/ir.

Transparent communication – active Investor Relations work
In addition to our intensive communication with our acquisitions Carl Zeiss Surgical and Acri.Tec, we have performed a range of measures as part of our investor relations activities. At two analyst conferences we provided information on the annual results for 2005/2006 and on the results for the first half of 2006/2007 to both investors and the general public. Two telephone conferences with Management Board members Ulrich Krauss and Bernd Hirsch offered many analysts and investors the opportunity to obtain detailed information on the 3- and 9-month reports for 2006/2007.

Management Board members and members of the Investor Relations department participated in roadshows and conferences in order to discuss the Company's strategy and development, through many individual discussions, with institutional investors in Germany, other European countries and the US. Furthermore, analysts and investors were kept continually informed, by telephone, in person and by email, of current developments at Carl Zeiss Meditec.

The General Meeting of 12 March 2007 in Jena was well-attended, as was the case in previous years. The Management Board made a detailed presentation of the key data of the Company's economic development to the approximately 300 shareholders and guests present. Resolutions related, among other things, to the authorisation to purchase own shares and to exclude subscription rights upon the disposal of own shares. Many participants used the opportunity to inform themselves about the latest technical developments. Our product specialists informed shareholders in detail about the treatment possibilities of modern ophthalmology, and in relation to neuro/ENT surgery.

Furthermore, the last reporting year was marked by numerous telephone conferences and company visits by analysts and investors from Germany and abroad at the Jena and Oberkochen sites. During plant visits and product presentations they obtained a comprehensive image of our Company and our product offering.

In keeping with our self-image, which espouses a transparent and fair communication policy, we have made the information and presentations provided at these events accessible on our website to anyone who is interested in viewing them.

First Carl Zeiss Meditec Investor Day – Continued growth built on innovative products
Carl Zeiss Meditec's first investor day was held on 15 October 2007 near Munich Airport. More than 30 institutional investors and analysts from throughout Europe accepted the invitation to obtain a deeper insight into our position as an integrated medical technology company.

The day-long event centred on showing the growth drivers in the individual Strategic Business Units (SBUs) Surgical Ophthalmology, Ophthalmic Systems and Neuro/ENT as well as a presentation of many innovative devices. The new optical coherence tomography system Cirrus™ HD-OCT and the OPMI® Pentero® surgical microscope aroused particular interest. The Company also presented its IOL (intraocular lenses) portfolio in the area of ophthalmological implants, which has expanded thanks to the acquisition of Acri.Tec AG, to its investors. Here, Carl Zeiss Meditec now covers all of the key segments. These range from standard implants, which can treat cataracts, to new technology IOLs, which also allow defective vision to be corrected.

The investor day was rounded off by a live video transfer of an operation with the new femtosecond laser VisuMax® in the SmileEyes laser clinic at Munich Airport. The VisuMax® is used during the laser treatment of vision defects.

Table 1. Carl Zeiss Meditec share Key figures

Trading segment	Prime Standard	
Price movement:		
Share price at the beginning of financial year 2006/2007*		€ 13.58
Share price at the end of financial year 2006/2007*		€ 15.43
Share price on 30 November 2007*		€ 13.90
Highest price in financial year 2006/2007*		€ 18.44
Lowest exchange price in financial year 2006/2007*		€ 13.13
Capital measures:		
Share capital increase through a combined cash capital increase and capital increase through contributions in kind by approximately € 48.8 million, of which • Approximately € 31.7 million subscribed by Carl Zeiss AG and Carl Zeiss Inc. • Approximately € 17.1 million subscribed by free float shareholders		
Shareholder structure (before and after capital increase)		
Free float	35 %	
Carl Zeiss AG	65 %	
Management Board and Supervisory Board of Carl Zeiss Meditec AG	< 0.01 %	
Evaluation:		
Market capitalisation of share capital as of 30 November 2007*	€ 1,130 million	
Market capitalisation of free float as of 30 November 2007*	€ 395 million	
Designated sponsors:	Commerzbank, Close Brothers Seydler, Morgan Stanley	

* XETRA closing price of Carl Zeiss Meditec share

As we did last year, we would like to pay a dividend to our shareholders to allow them to share in the success of our Company. Additionally to the regular dividend of almost 30% of the consolidated net income after minority interests of the past financial year, 10% of cash and cash equivalents as reported in the consolidated balance sheet to IFRS of Carl Zeiss Meditec as of 30 September 2007 shall be distributed in the form of a one-off special dividend. For financial year 2006/2007, the Management Board and Supervisory Board will therefore propose a dividend payment of € 0.43 per share to the Annual General Meeting. The reason for this special dividend is that Carl Zeiss Meditec generated a cash flow in financial year 2006/2007 that exceeded expectations. This high cash flow, combined with the available cash in hand, provides more than sufficient liquid funds in which the shareholders can participate this year.

Figure 2 Selected ratios relating to the Carl Zeiss Meditec share

	■ Financial year 2006/2007	Financial year 2005/2006
Earnings per share after minority interests	€ 0.61	€ 0.82
Cash flow per share	€ 0.72	€ 1.32
Dividend per share	€ 0.43	€ 0.14

(The dividend given for financial year 2006/2007 corresponds to the profit utilisation proposal of the Management Board and Supervisory Board to the 2008 Annual General Meeting.)

Outlook

In financial year 2007/2008 we will continue our open, consistent and fair communication with analysts and investors. We also want to intensify our investor relations activities in countries in which we have previously not had a presence, or only to a limited extent, and in which there is a clear relevance for medical technology. Marketing the Carl Zeiss Meditec share as an investment that promises both growth and stability will continue to take centre stage in the future.

REPORT OF THE SUPERVISORY BOARD

Dear shareholders, Ladies and Gentlemen,

At the outset of this report we would like to remember a statement we made at the same place one year ago, namely that the joining of Carl Zeiss Meditec AG[1] and Carl Zeiss Surgical has laid the foundations for ensuring that the "new", more broadly-positioned Carl Zeiss Meditec will continue its successful growth course for the benefit of its customers, employees, business partners and shareholders into the future. As you can see from our consolidated financial statements, this goal was met during the last financial year. Leading global products for ophthalmology and ophthalmic surgery as well as for neuro/ENT surgery, numerous innovations and a global presence all contributed to ensuring the Company's continued successful and profitable growth. The consolidated net income (after minority interests) of € 47.8 million is the highest value that has been achieved since the formation of Carl Zeiss Meditec. However, this success would have been impossible for Carl Zeiss Meditec without motivated and highly-qualified employees. We would therefore like to take this opportunity to warmly thank them here for their efforts.

The Company's economic success in financial year 2006/2007 is a prerequisite for continuing the dividend policy of recent years, through which we have been paying out around 30% of the consolidated net income (after minority interests) each year. This year, however, the Management Board and Supervisory Board will propose paying a dividend totalling € 0.43 per share at the General Meeting for financial year 2006/2007. Additionally to the regular dividend of almost 30% of the consolidated net income after minority interests of the past financial year, 10% of cash and cash equivalents as reported in the consolidated balance sheet to IFRS of Carl Zeiss Meditec as of 30 September 2007 shall be distributed in the form of a one-off special dividend. The reason for this special one-off dividend is that Carl Zeiss Meditec generated a cash flow in financial year 2006/2007 that exceeded expectations. This high cash flow, combined with the available cash in hand, provides more than sufficient liquid funds in which the shareholders can participate this year. It remains an objective of the Company to play an active role in the consolidation of the relevant medical technology markets. Following downward valuation trends, caused among other things by considerably higher financing costs for financial investors, further opportunities for interesting business acquisitions may arise for Carl Zeiss Meditec. We would also like to point out that our future dividend policy will again be guided by that of previous years.

[1] In the following also "Carl Zeiss Meditec" or "the Company"

Examination of the work of the Management Board by the Supervisory Board

In accordance with the legal stipulations of Art. 90 Section 1, 2 AktG (German Stock Corporation Law), the Management Board of Carl Zeiss Meditec AG provided the Supervisory Board with regular, detailed verbal and written reports concerning relevant matters of corporate policy, corporate planning, risk management and the profitability and value enhancement of the Company.

1. Basic corporate planning issues pursuant to Art. 90 Section 1 No. 1 AktG were dealt with at the Supervisory Board meetings on 10 May 2007 and 6 September 2007. On 10 May 2007, the Management Board presented Carl Zeiss Meditec's strategic planning. This was subsequently discussed in detail and adopted. The subject of the meeting on 6 September, among other things, was the comprehensive and detailed presentation and adoption of the budget for financial year 2007/2008.
2. In the meeting of the Audit Committee of 6 December 2006, the annual financial statements for financial year 2005/2006 were discussed in

depth. In doing so, extensive preparations were made for the Supervisory Board's meeting on the adoption of the accounts of 11 December 2006. Accordingly, the committees of Carl Zeiss Meditec AG and the Carl Zeiss Meditec Group formed the key agenda items for this Supervisory Board meeting. Pursuant to Article 90 Section 1 No. 2 AktG, the profitability of Carl Zeiss Meditec AG and the Carl Zeiss Meditec Group was discussed in detail, both in the audit committee's meeting mentioned earlier and in the Supervisory Board meeting. The discussion was based on a detailed report prepared by the Management Board on the financial results for financial year 2005/2006. The profitability of the Company was presented using a system of key figures, whose volume and content exceed the legal requirements. Since Carl Zeiss Meditec is driven according to the Economic Value Added® (EVA®), this included, among other things, presentations of the development of working capital and the profitability of operating assets. Profitability trends at Carl Zeiss Meditec AG in financial year 2006/2007 were also the subject of the meetings of the Audit Committee and the meeting of the Supervisory Board to adopt the annual financial statements, both of which took place on 3 December 2007.

2. The Management Board of Carl Zeiss Meditec AG provides the Supervisory Board with regular, detailed written and verbal reports about the course of business. These reports, in accordance with the requirements of Art. 90 Section 1 No. 3 AktG, discuss the development of sales and earnings, as well as the Company's general situation and the situation in individual business areas in particular. The reports of the Management Board covered 3-, 6-, and 9-month reporting periods, respectively, at the Supervisory Board meetings on 3 February 2007, 10 May 2007, and 6 September 2007. In addition, the Management Board gave a report during the aforementioned Supervisory Board meetings on the development of business in the respective preceding months.
   The Company's economic development in financial year 2006/2007 (reporting period 12 months) was on the agenda at the Audit Committee meeting and the Supervisory Board meeting on 3 December 2007.
   Reports to the Supervisory Board always include a risk report, which discusses current developments recorded in the central risk management system of Carl Zeiss Meditec and its subsidiaries. For example, aspects of the legal action against Notal Vision, Inc., were discussed in detail at both the Supervisory Board meetings on 10 May 2007 and on 6 September 2007.
   The described reporting structure ensures that the Supervisory Board of Carl Zeiss Meditec AG is informed comprehensively at all times about all major aspects of the Company's business development. It also guarantees close cooperation between the Management Board and the Supervisory Board.
4. The Supervisory Board was informed in advance about business transactions of major significance for the profitability or liquidity of Carl Zeiss Meditec AG within the meaning of Article 90 Section 1 No. 4 AktG. This involved the planned acquisition of Acri.Tec AG. The information that the Management Board transmitted in advance to the Supervisory Board provided an overview of the commercial activities of the target company, the results of the due diligence audit, a business plan, the results of the company evaluation based on this as well as a plan for the integration of Acri.Tec AG into the Carl Zeiss Meditec Group following the formal conclusion of the planned acquisition. The Management Board also regularly reported, both at Supervisory Board meetings and in writing, on the latest developments in the legal action before Jena Higher Regional Court *(Oberlandesgericht)*. This action related to the acquisition of Carl Zeiss Surgical. The action was terminated after the claimaints withdrew their lawsuit. A corresponding notification in the electronic version of the Federal Gazette *(Bundesanzeiger)* was made on 27 August 2007.

The Supervisory Board has not requested any separate reports about Company affairs in the sense of Article 90 Section 3 AktG that go beyond the reporting described under points 1 to 4. The type and scope of the reports provided by the Management Board to the Supervisory Board and the discussion of additional matters have not given the Supervisory Board any cause to inspect or audit the books and publications of Carl Zeiss Meditec in accordance with Art. 111 Section 2 AktG.

In addition to the reports to the Supervisory Board described above, the Chairman of the Supervisory Board also engaged in regular exchanges of information and ideas with the Management Board outside of the Supervisory Board meetings. The main topics discussed on such occasions were the Company's current business outlook and aspects of strategic development. For his part, the Chairman of the Supervisory Board was engaged in a lively exchange of information with the other members of the Supervisory Board. This ensured close collaboration between the Management and Supervisory Boards.

Supervisory Board meetings and circular resolutions

The Supervisory Board held a total of four meetings during financial year 2006/2007. The Supervisory Board also passed seven resolutions by way of written circulars. No resolutions were passed in this way by the General and Personnel Committee.

All members of the Supervisory Board were present at two meetings. At the Supervisory Board meetings on 9 February 2007 and on 6 September 2007, one Supervisory Board member was unable to attend in each case.

Work of the Supervisory Board committees

In accordance with its rules of procedure, the Supervisory Board of Carl Zeiss Meditec is supported in its work by three committees.

1. The General and Personnel Committee advises the Management Board on matters of Company strategy. It assists the Chairman of the Supervisory Board between Supervisory Board meetings. It also shares responsibility for coordinating and preparing for the Supervisory Board meetings. In addition, this committee prepares the Supervisory Board's personnel decisions and passes resolutions – with the prior authorisation of the Supervisory Board – on the transactions requiring approval submitted by the Management Board. Finally, the Supervisory Board may pass a special resolution charging the committee with further responsibilities, where this is legally permissible.
   The General and Personnel Committee held one meeting in the financial year 2006/2007.
   In its meeting the General and Personnel Committee also advised on the structure of the remuneration system for the Management Board.
2. The responsibilities of the Audit Committee mainly relate to matters of accounting and risk management, as well as to auditing issues, such as commissioning the audit assignment, the necessary confirmation of the auditor's independence and the definition of the focal points of the audit.

The Audit Committee held one meeting in the reporting period.

3. The **Nominating Committee** proposes suitable candidates to the Supervisory Board for the candidates it proposes to the General Meeting. The Nominating Committee was formed after the end of the financial year. Furthermore, there was however no need for this committee to meet during the reporting period. The Nominating Committee will submit a corresponding proposal to the Supervisory Board for its candidate proposals to the 2008 General Meeting.

The composition of the Supervisory Board and its committees, including the duties of their individual members, is shown in the following table.

Table 1 Composition of the Supervisory Board and its committees, by name, and functions of the individual members

	Supervisory Board	General and Personnel Committee	Audit Committee	Nominating Committee*
Dr. Michael Kaschke	Chairman	Chairman	Member	Chairman
Alexander von Witzleben (until 31 May 2007 inclusive)	Deputy Chairman	Member	–	–
Dr. Markus Guthoff	Deputy Chairman	–	Chairman	Member
Dr. Dieter Kurz	Member	Member	–	Member
Dr. Wolfgang Reim (from 17 August 2007 inclusive)	Member	Member	–	–
Franz-Jörg Stündel	Member	–	Member	–
Wilhelm Burmeister	Member	–	–	–

* Elected at the Supervisory Board meeting on 3 December 2007

Corporate Governance

In keeping with the requirements of the German Corporate Governance Code in the version of 14 June 2007, the Audit Committee dealt with questions of compliance at its meeting of 3 December 2007. Furthermore, in its role as supervisory body of the Company, the Supervisory Board monitored the progress of the implementation of Corporate Governance at Carl Zeiss Meditec. The Supervisory Board concluded that the Company complies with and will continue in future to observe the recommendations of the new version of the Code dated 14 June 2007 without restriction.

The declaration of the Management Board and the Supervisory Board of Carl Zeiss Meditec AG on the German Corporate Governance Code in accordance with Art. 161 AktG describes the status of the implementation of Corporate Governance at Carl Zeiss Meditec.

In accordance with its commitment to good Corporate Governance, Carl Zeiss Meditec not only implements the main recommendations of the Code; it also observes the majority of its "discretionary provisions". Further information on this can be found in the chapter entitled "Corporate Governance" in this Annual Report. The Supervisory Board expressly welcomes the concerns and objectives of the German Corporate Governance Code. We firmly believe that management geared towards long-term value enhancement as well as a transparent and fair communication policy are ultimately in the interest of all the Company's interest groups. This is the only way to create a basis of trust, which is the basis for the Company's success.

Focus of the deliberations of the Supervisory Board

In addition to the regular and detailed discussion about the development of business at Carl Zeiss Meditec (see also the section "Examinaton of the work of the Management Board by the Supervisory Board"), the Supervisory Board also regularly discussed other issues in detail. This included, for instance, information on strategic projects, the business combination of the Company's individual sales organisations in Germany under the umbrella of Carl Zeiss Meditec Vertriebsgesellschaft mbH, status reports on the development of individual divisions and product lines, research and development projects and reporting on legal topics including the associated risks.

Audit of the annual and consolidated financial statements

By way of a resolution of the Annual General Meeting on 9 March 2007, Prof. Dr. Binder, Dr. Dr. Hillebrecht & Partner GmbH Wirtschaftsprüfungsgesellschaft und Steuerberatungsgesellschaft ("BHP"), Stuttgart, was appointed as auditor for the annual financial statements of Carl Zeiss Meditec AG. Before making its proposal, the Supervisory Board obtained a declaration from the auditor, dated 31 October 2006, confirming that there are no private, professional, business, financial, or other relationships between the auditor and its executive bodies and audit managers, or between the Company and its executive body members. After election by the Annual General Meeting the Supervisory Board commissioned BHP on 19 April 2007 with the task of auditing the annual financial statements 2006/2007 of Carl Zeiss Meditec AG and the report on relations with affiliated companies pursuant to Art. 312 AktG.

KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft – Wirtschaftsprüfungsgesellschaft ("KPMG"), Stuttgart, was appointed as auditor for the consolidated financial statements of Carl Zeiss Meditec by the Annual General Meeting on 9 March 2007. Before making its proposal, the Supervisory Board obtained a declaration from the auditor of the consolidated financial statements, dated 22 December 2006, confirming that there are no private, professional, business, financial, or other relationships between the auditor and its executive bodies and audit managers, or between the Company and its executive body members. After election by the Annual General Meeting the Supervisory Board commissioned KPMG on 15 November 2007 with the task of auditing the consolidated financial statements 2006/2007 of Carl Zeiss Meditec.

The annual financial statements as of 30 September 2007 prepared by the Management Board, including the Company's management report for financial year 2006/2007, were audited by BHP. The auditor found the annual financial statements and management report to be in compliance with the properly prepared accounts, legal provisions and the Articles of Association, and established that the management report presents a true and fair view of the risks to future development. The auditor confirmed this by issuing an unqualified audit certificate.

The annual financial statements and the consolidated annual financial statements including the related management and audit reports of the auditors named by the Supevisory Board, were submitted to all members of the Supervisory Board and discussed in detail at the meeting of the Supervisory Board's Audit Committee on 3 December 2007 in the presence of the auditor, in accordance with the requirements of Art. 171 Section 1 Sentence 2 AktG. The Management Board also presented the Supervisory Board Audit Committee with its proposal for the 2007 Annual General Meeting on the utilisation of net retained earnings. This proposes utilising the net earnings from financial year 2006/2007 of € 48,586,656.42 as follows:

1. Payment of a dividend of € 0.43 per no-par-value share for 81,309,610 no-par-value shares: € 34,963,132.30. This dividends comprises the following:
   a. Regular dividend of € 0.16 per no-par-value share for 81,309,610 no-par-value shares: € 13,009,537.60
   b. Special dividend of € 0.27 per no-par-value share for 81,309,610 no-par-value shares: € 21,953,594.70
2. Carryforward of residual profit to new account: € 13,623,524.12.

After a detailed examination of the financial statements and an in-depth discussion with the auditor, the Audit Committee of the Supervisory Board did not raise any objections to the Company's annual financial statements or management report for financial year 2006/2007. The Supervisory Board's Audit Committee thus advised the Supervisory Board to approve and adopt the annual financial statements. On this basis, and following a detailed discussion of the annual financial statements, the Supervisory Board approved the annual financial statements as of 30 September 2007 prepared by the Management Board at its meeting of 3 December 2007. The annual financial statements are thus adopted. The Supervisory Board also agreed to the above proposal of the Management Board to distribute a portion of the Company's net earnings in the form of a dividend and to carry forward the residual net earnings to new account.

The Supervisory Board's examination also included the consolidated financial statements and the consolidated management report. The consolidated annual financial statements as of 30 September 2007 prepared by the Management Board, including the consolidated management report for financial year 2006/2007, were audited by KMPG. The consolidated financial statements of Carl Zeiss Meditec as of 30 September 2007 were prepared in accordance with the International Financial Reporting Standards (IFRSs), as they apply in the EU. All IFRSs applicable on the balance sheet date were taken into consideration. The present version of the consolidated financial statements complies with the provisions of Art. 315a of the German Commercial Code (*Handelsgesetzbuch, HGB*). It forms the legal basis for the group accounting in accordance with international standards in Germany, in conjunction with the Regulation ("EC") No. 1606/2002 of the European Parliament and Council dated 19 July 2002 relating to the application of international accounting standards, and applies for financial years commencing on or after 1 January 2005. The auditor found the consolidated annual financial statements and consolidated management report to be in compliance with the properly prepared accounts, legal provisions and the IFRSs and Articles of Association, and established that the consolidated management report presents a true and fair view of the risks to future development. The auditor confirmed this by issuing an unqualified audit certificate.

After a detailed examination of the financial statements and an in-depth discussion with the auditor, the Audit Committee of the Supervisory Board did not raise any objections to the Company's consolidated financial statements or consolidated management report for financial year 2006/2007. The Supervisory Board's Audit Committee thus advised the Supervisory Board to approve the annual financial statements. On this basis, and following a detailed discussion of the consolidated financial statements, the Supervisory Board approved the consolidated annual accounts as of 30 September 2007 prepared by the Management Board at its meeting of 3 December 2007.

Pursuant to Art. 315a HGB, the current consolidated financial statements in accordance with the IFRSs exempt the Management Board from its obligation to prepare consolidated financial statements in accordance with German law.

Pursuant to Art. 312 AktG, the Management Board of Carl Zeiss Meditec AG, as a member of the Carl Zeiss Group, prepared a report on relations with affiliated companies in financial year 2006/2007, which states that – under the circumstances known to the Management Board at the time the legal transactions were concluded – Carl Zeiss Meditec AG received an appropriate consideration for each of the transactions listed and that reportable measures were neither implemented nor omitted in the financial year.

The auditor audited the report on relations with affiliated companies and issued it the following audit certificate:

"Following our duly completed audit and assessment, we confirm that

1. the information given in this report is correct,
2. the payments made by the Company for the legal transactions discussed in the report were not inappropriately high."

Both the report on relations with affiliated companies and the respective auditor's report were submitted to the Supervisory Board. The Audit Committee of the Supervisory Board and the Supervisory Board also reviewed the report on relations with affiliated companies and agree with the findings of the auditor. On completion of its audit the Supervisory Board has no objections to raise against the declaration of the Management Board at the end of the report on relations with affiliated companies.

Composition of the Management Board and Supervisory Board

There was one changeover of personnel in the Supervisory Board in financial year 2006/2007. Mr. Alexander von Witzleben, at that time CEO of Jenoptik AG, stood down from his office following a change of career as of 31 May 2007. Dr. Wolfgang Reim, who works as a freelance medtech consultant, was legally appointed as his successor with effect from 17 August 2007.

The Company's Management Board had no member changes in financial year 2006/2007. However, following the end of the reporting period, and upon the resolution of the Supervisory Board, this executive body of the Company was enlarged with the addition of Dr. Ludwin Monz with effect from 8 October 2007. Dr. Monz is also Managing Director of Carl Zeiss Surgical GmbH and held a number of management positions within the Medical Technology division during his career at Carl Zeiss.

Final remarks

The Supervisory Board would like to once again thank the employees working in all of the Carl Zeiss Meditec companies for their huge commitment during the previous financial year. We would also like to say a very special thanks to Mssrs. Krauss, Hirsch, Dr. Monz and Taylor for their dedication as members of the Management Board of Carl Zeiss Meditec AG and for the close and reliable partnership we have enjoyed with them.

Jena, 3 December 2006
For the Supervisory Board



Dr. Michael Kaschke
(Chairman)

Content

SINGLE-ENTITY FINANCIAL STATEMENTS (SUMMARY)

Carl Zeiss Meditec AG, Jena, financial year 2006/2007

The complete annual financial statements of Carl Zeiss Meditec AG, Jena, in accordance with the German Commercial Code (HGB), including the unqualified audit certificate, will be available for downloading from the Carl Zeiss Meditec Website www.meditec.zeiss.com/ir. Alternatively, it may also be requested in written form as an offprint from Carl Zeiss Meditec AG.

Table. Overview of key items in the single-entity financial statements (in € '000)

Income statement	Financial year 2006/2007	Financial year 2005/2006	Change
Sales	**140,427**	**142,667**	**-1.6%**
Gross profit from sales	51,189	48,964	+4.5%
Result from ordinary activities	**37,251**	**10,486**	**+225.3%**
Net income/loss for the year	**35,882**	**9,051**	**+296.4%**
Retained profits brought forward	24,087	20,240	+19.0%
Net retained profit	48,586	24,087	+101.7%

Balance sheet	30 September 2007	30 September 2006	Change
Fixed assets	585,759	246,020	+138.1%
Current assets	226,208	45,538	+396.7%
thereof: Trade accounts receivable	*5,192*	*5,651*	*-8.1%*
thereof: Cash and cash equivalents	*145,007*	*5,007*	*+2,796.1%*
Shareholders' equity	777,908	260,673	+198.4%
Liabilities	13,944	12,567	+11.0%
Balance sheet total	**812,096**	**291,670**	**+178.4%**

Proposal for the utilisation of net retained profit by the Management Board for financial year 2006/2007

Financial year 2006/2007 closes with net income of € 35,882,392.09. The Management Board proposes utilising the net retained profits of € 48,586,656.42 for financial year 2006/2007 as follows:

1. Payment of a dividend of € 0.43 per no-par-value share for 81,309,610 no-par-value shares: € 34,963,132.30. This dividends comprises the following:
   a. Regular dividend of € 0.16 per no-par-value share for 81,309,610 no-par-value shares: € 13,009,537.60
   b. Special dividend of € 0.27 per no-par-value share for 81,309,610 no-par-value shares: € 21,953,594.70
2. Carryforward of residual profit to new account: € 13,623,524.12.

Consolidated management report for the financial year 2006/2007[1]

1 Executive summary

Carl Zeiss Meditec AG, Jena, Germany, is the parent company of the Carl Zeiss Meditec Group ("Carl Zeiss Meditec", the "Group"), which comprises additional subsidiaries. These are shown in the following diagram illustrating the subsidiary structure of the Carl Zeiss Meditec Group as of 30 September 2007.

Figure 1 Subsidiary structure of the Carl Zeiss Meditec Group as of 30 September 2007


Carl Zeiss Meditec AG
Jena, Germany
Carl Zeiss Surgical GmbH
Oberkochen, Germany
Carl Zeiss Meditec, Inc
Dublin, USA
Carl Zeiss Meditec Asset Management Verwaltungsgesellschaft mbH
Jena, Germany
Carl Zeiss Meditec Systems GmbH
Jena, Germany
Carl Zeiss Meditec Iberia S.A.
Madrid, Spain
Carl Zeiss Meditec Co Ltd.
Tokyo, Japan
Atlantic S.A.S
Le Pecq, France
Carl Zeiss Medical Software GmbH
München, Germany
Carl Zeiss Meditec S.A.S.
La Rochelle, France
Other subsidiaries
Carl Zeiss Meditec France S.A.S
Le Pecq, France
Carl Zeiss Meditec Vertriebsgesellschaft mbH
Jena, Germany

In financial year 2006/2007 Carl Zeiss Meditec posted consolidated revenue of € 569.7 million, corresponding to an increase of 45.9 % year-on-year (previous year: € 390.6 million). If compared on a similar basis to the previous year, i.e. adjusted for all acquisitions and assuming a constant exchange rate, *like-for-like* revenue growth amounts to 6.0 %. Due to the adjustments to the product portfolio made in the previous year, among others, this is slightly under the average market growth rate of the fields in which Carl Zeiss Meditec is active. In the medium term revenue growth attributable to product innovations and a further improved market development is planned to reach at least the average market growth of all addressed market segments.

Despite increased costs for the development of new products and investments in the continued expansion of the sales organisation, Carl Zeiss Meditec has significantly improved its profitability year on year. EBITDA in the reporting period was € 82.2 million. This represents a 39.6 % increase compared to the previous year (€ 58.9 million). The EBITDA margin amounted to 14.4 % (previous year: 15.1 %). EBIT increased by 46.3 % from € 48.1 million in the previous financial year to € 70.4 million. The EBIT margin in the reporting period was thus 12.4 % (previous year: 12.3 %). Consolidated net income after minority interests grew to an even greater extent by 78.9 % from € 26.7 million in the previous financial year to € 47.8 million. Earnings per share after minority interests amounted to € 0.61 in financial year 2006/2007 after € 0.82 in the previous year. The successful business development was thus able to compensate to a large extent for the effects of the number of shares, which had increased significantly by 48.8 million.

The profitability development includes a one-off effect posted in the second quarter of financial year 2006/2007. It results from the loss of the legal dispute against former cooperation partner Notal Vision, Inc. (cf. information provided under sections "3.10 Events of particular significance" in the consolidated management report and "(19) Contingent liabilities and other financial commitments" in the notes to the consolidated financial statements.) Adjusted for this effect, the major positions of the profitability development of Carl Zeiss Meditec would have shown even stronger growth. EBITDA would have amounted to € 84.9 million (EBITDA margin: 14.9 %). EBIT in financial year 2006/2007 would have reached € 73.1 million, which would have corresponded to an EBIT margin of 12.8 %. Consolidated net income after minority interests would have totalled € 49.7 million.

As in prior years, the shareholders of Carl Zeiss Meditec shall participate in the successful business development of the Company. Additionally to the regular dividend of almost 30 % of the consolidated net income after minority interests of the past financial year, 10 % of cash and cash equivalents as reported in the consolidated balance sheet to IFRS of Carl Zeiss Meditec as of 30 September 2007 are to be distributed in the form of a one-off special dividend. A major reason for this is the cash flow in the past financial year, which exceeded expectations. The Management Board and Supervisory Board will propose to the Annual General Meeting 2008 the payment of a dividend of € 0.43 per share (see details in section "5. Supplementary report").

2 Structure of the consolidated financial statements

Changes have arisen in financial year 2006/2007 compared to the previous year with regard to the Group's reporting entity and the structure of the financial statements.

Following an adjustment of the organisational structure, Carl Zeiss Meditec AG has been directly distributing its solutions and systems on the Spanish market since 1 October 2006. For this purpose, Carl Zeiss Meditec acquired the medical technology distribution and service activities of Carl Zeiss S.A., Madrid, Spain. This company now operates as Carl Zeiss Meditec Iberia S.A. ("Carl Zeiss Meditec Iberia").

After the Thuringian Higher Regional Court overruled – in its resolution of 12 October 2006 – the objections of seven claimants against the resolution of Gera District Court in the so-called "release procedure" *(Freigabeverfahren)* pursuant to Art. 246a Section 1 German Stock Corporation Act *(Aktiengesetz*, AktG), Carl Zeiss Meditec was able to complete the acquisition of Carl Zeiss Surgical (comprising Carl Zeiss Surgical GmbH, Oberkochen, Germany, and Carl Zeiss Surgical Inc., Dublin, USA, together "Carl Zeiss Surgical"). The implementation of the capital increase was recorded in the commercial register at Jena Local Court on 26 October 2006. For the purpose of simplification, the date of first-time consolidation was set as being 1 November 2006, which means that Carl Zeiss Surgical was only included for eleven months in the present management report. (Cf. further information on this in sections "3.10 Events of particular significance" in the consolidated management report and "(3) Business acquisitions and sales" in the notes to the consolidated financial statements.)

Carl Zeiss Meditec fully concluded the acquisition of Ioltech S.A., La Rochelle, France, ("Ioltech") with effect from 15 November 2006. Accordingly, the business activities of Ioltech have been included in full in Carl Zeiss Meditec's consolidated financial statements since this date. That means that since the cut-off date minority interests no longer exist from this acquisition. Following the resolution of the General Meeting of Ioltech S.A. on 21 March 2007 the company was converted to an S.A.S. (Société par Actions Simplifiées) and has been operating as Carl Zeiss Meditec S.A.S. since 5 July 2007. (Cf. information in sections "5. Supplementary report" in the consolidated management report and "(3) Business acquisitions and sales" in the notes to the consolidated financial statements.)

The internal management structure has been adjusted to the broader structure of Carl Zeiss Meditec in the market. For this purpose, three strategic business units or "SBUs" have been created. SBUs "Ophthalmic systems" and "Surgical Ophthalmology" comprise the activities of Carl Zeiss Meditec in the ophthalmology market. The strategic business unit "Ophthalmic systems" focuses on ophthalmic laser and diagnostic systems. The SBU "Surgical Ophthalmology" combines activities in the field of ophthalmic implants (intraocular lenses or IOL) and disposables. The products of Carl Zeiss Surgical are included in the strategic business unit "Neuro/ENT". Surgical visualisation solutions and activities in the area of intraoperative radiation therapy have also been assigned to this SBU. Furthermore, revenue previously generated in the "Service" division has now been assigned to the appropriate strategic business units. All adjustments have also been made for the corresponding period of the previous year.

3 Business report

3.1 Underlying conditions for business development

3.1.1 Macroeconomic conditions[2]

In 2007 the global economy continued to expand rapidly. For the year 2007 the Joint Economic Forecast project group *("Projektgruppe Gemeinschaftsdiagnose")* anticipates a 3.2% global growth in real gross domestic product ("GDP"), compared with the previous year. In emerging markets the already very rapid expansion even accelerated in 2007, particularly in Asia, and above all in China. However, governmental regulatory structural measures in the healthcare sector curbed the readiness to invest in the Chinese healthcare system. In industrialised countries, on the other hand, the rate of growth has been only moderate for some time now.

The project group estimates that in 2007 China and Hong Kong will post an economic growth of 11.0% compared with the year-ago period. Despite the growth in raw materials prices, the inflation rate in Asia and the US remains between 2.0% and 3.0%. It is expected to remain low in the coming year. Economic growth in Japan lost some of its momentum in the course of the year and is below the global average overall. Here, the project group anticipates a 2.0% growth in gross domestic product ("GDP") in 2007, compared with the year-ago period. Above all, this development will be driven by strong domestic demand.[3]

The GDP growth rate in the national economies of the European Union (including Germany) in 2007 is expected to decrease by 0.2%-points to 2.9%.[4] Foreign trade made a positive contribution to overall economic expansion: The volume of exports rose faster than that of imports.[5] The core inflation rate in the Eurozone remained stable at 1.9% over the course of the past year.

There are several factors that place a strain on the German economy: the restrictive fiscal policy, for example, curbs domestic demand significantly; private spending has still not made a complete recovery since the rise in value-added tax at the beginning of the year. This is compounded by the high oil price and appreciation of the euro. Economic expansion has nevertheless continued in 2007. The project group therefore predicts that Germany's GDP will grow by 2.6% in 2007.[6]

The euro grew in strength against the US dollar and the Japanese yen over the course of the year.

3.1.2 Industry development

a) Demographic development

The global population is growing continually. At the same time, the proportion of old people in the total population is increasing. Since the incidence of diseases generally increases with age, the need for diagnostic and therapeutic products, both in ophthalmology and in neuro-/ENT surgery – the Carl Zeiss Meditec Group's two core markets – will continue to grow.

The expectations of doctors and patients with regard to treatment results, and the demand for state-of-the-art treatment methods, and thus innovative medical technology products that make such therapies possible, are also rising – particularly in the industrialised countries.

At the same time, a growing cost pressure in health care in world's key economies is forcing medical treatments to become more efficient. This tends to boost the demand for medical technology devices and systems that enable a more efficient diagnosis and more effective treatment.

[2] Projektgruppe Gemeinschaftsdiagnose ("Joint Economic Forecast project group", Editor): Herbst 2007 "Aufschwung legt Pause ein" (Autumn 2007 "Upswing takes a break"), Gemeinschaftsdiagnose Herbst 2007, 18 October 2007, Essen
[3] Cf. ibid., p. 18
[4] Cf. ibid., p. 23
[5] Cf. ibid., p. 22
[6] Cf. ibid., p. [illegible]

b) Market for ophthalmic products
The market for ophthalmic products in the greater sense includes ophthalmic pharmaceuticals, contact lenses, contact lens care products, consumables and implants for ophthalmic surgery, as well as devices and systems, with the exception of glasses and glasses frames. This market had a global volume of around US$ 22.2 billion (about € 18.1 billion) in 2006, according to our estimates.

The product portfolio of the Group includes devices and systems, implants, consumables and instruments for ophthalmology and ophthalmic surgery. According to our estimates, in 2006 these market segments had a volume of around US$ 6.3 billion, or approximately € 5.1 billion.

The "ophthalmic devices and systems" market segment is split into segments for various product classes. We estimate our portion of the market segment we target – devices and systems for ophthalmology – at about 20% in 2006. In the market segment "Implants, consumables and instruments for ophthalmic surgery", we estimate that our portion in 2006 totalled about 2%.

Overall, based on our current information, we estimate that we kept our market shares in the market segments addressed by us in 2007. As a result of the acquisition of Acri.Tec AG in October 2007 the market share in the market segment "Implants, consumables and instruments for ophthalmic surgery" probably increased to around 2.6%. Nevertheless, a more accurate appraisal of development of the competitive field will only be possible when competitor companies have published their financial statements for 2007.

c) Market for products of neuro/ear, nose and throat surgery
Beside ophthalmology, the Company also operates in the market for neuro/ear, nose and throat surgery ("neuro/ENT surgery"). This includes a comprehensive portfolio of products for the diagnosis and treatment of diseases and disturbances of the central and peripheral nerve system and products for use in ear, nose and throat medicine.

In neurosurgery our systems are used for the treatment of brain tumours and vascular diseases, in ENT surgery for operations in the middle and inner ear, e.g. implantation of cochlea implants and stapes prosthesis.

As in ophthalmology, cost pressure in the healthcare sector is a major influencing factor in this market.

In 2006 the overall neuro/ENT surgery market had an estimated volume of around US$ 4.1 billion (around € 3.3 billion) worldwide and is divided into the three market segments "Implants", "Surgical instruments" and "Visualisation".

Carl Zeiss Meditec does not currently address the market segments "Implants" and "Surgical instruments". According to the Company's estimates, the addressed market segment "Visualisation", including the sub-segments "Surgical microscopes" and "Other visualisation", had a volume of about US$ 710 million or € 580 million in 2007. With an estimated market share of about 20% Carl Zeiss Meditec is the largest provider in this segment.

According to own estimates, in the sub-segment "Surgical microscopes" the Carl Zeiss Meditec Group is global market leader with a market share of more than 50%.

3.2 Development of revenue

The Carl Zeiss Meditec Group generated revenue of € 569.7 million in financial year 2006/2007. This represents an increase of 45.9% year-on-year. This increase is primarily due to the first-time consolidation of Carl Zeiss Surgical as of 1 November 2006.

3.2.1 Consolidated revenue by strategic business unit
In financial year 2006/2007 the strategic business unit "Ophthalmic systems" contributed 51.2% (previous year: 77.6%) and thus more than half of the consolidated revenue of Carl Zeiss Meditec. The share of the "Surgical Ophthalmology" SBU in consolidated revenue reached 8.8% (previous year: 13.2%). The "Neuro-/ENT" SBU achieved a share of 40.0% (previous year: 9.2%) of consolidated revenue.

Figure 2: Share of strategic busines units in consolidated revenue in financial year 2006/2007



SBU Ophthalmic Systems 51.2%
SBU Neuro/ENT 40.0%
SBU Surgical Ophthalmology 8.8%

Figure 3: Consolidated revenue by strategic business unit (Figures in € '000)

	Financial year 2006/2007	Financial year 2005/2006	
SBU Surgical Ophthalmology	49,987	51,425	-2.8%
SBU Ophthalmic Systems	291,646	303,131	-3.8%
SBU Neuro/ENT	228,062	36,007	+533.4%
Consolidated revenue	569,695	390,563	

Consolidated revenue of the "Ophthalmic systems" SBU decreased year-on-year by 3.8% from € 303.1 million to € 291.6 million. In the reporting period consolidated revenue was influenced by exchange rate developments. Special mention should be given the increasing strength of the euro compared to the US-Dollar and the Japanese Yen. Growth in the revenue of products based on the optical coherence tomography ("OCT") technology platform was somewhat restrained due to the market launch of the new diagnostic system Cirrus™ HD-OCT – announced in the reporting period and planned for November 2007 – and the repositioning of the existing product Stratus OCT™. Key sales drivers in the SBU were the diagnostic systems Humphrey® Field Analyzer, IOLMaster®, Stratus OCT™ and the VISUCAM fundus camera family.

In the "Surgical Ophthalmology" strategic business unit Carl Zeiss Meditec generated consolidated revenue of € 50.0 million (previous year: € 51.4 million). The decrease in revenue by 2.8% is mainly attributable to the new structuring of the product portfolio and the consequent retirement of some products. With the intended launch of new products and significant extension of market penetration the Group is expecting to further increase revenue in this area in future.

Consolidated revenue in the "Neuro/ENT" SBU amounted to € 228.1 million (previous year: € 36.0 million) in financial year 2006/2007. Beside the encouraging business growth in this SBU, this is mainly due to the exceptionally positive development resulting from the first-time consolidation of Carl Zeiss Surgical in financial year 2006/2007. The key sales drivers in this area were the OPMI® Pentero® surgical microscope, used in neuro and spinal surgery, and the OPMI® VISU surgical microscope, used in ophthalmic surgery.

The chart below shows consolidated revenue by strategic business unit on the basis of constant exchange rates.

Figure 4 Consolidated revenue by strategic business unit on the basis of constant exchange rates (Figures in € '000)



■ Financial year 2006/2007
Financial year 2005/2006
SBU Surgical Ophthalmology
49,987
51,425
-2.8%
SBU Ophthalmic Systems
306,309
303,131
+1.0%
SBU Neuro/ENT
237,829
36,007
+560.5%
Consolidated revenue
594,125
390,563

3.2.2 Consolidated revenue by region

The distribution of revenue by region in the period under review reflects the trends shown in the section "Macro-economic conditions".

The "Americas" region, mainly consisting of the USA, continued to be the major contributor to consolidated revenue in financial year 2006/2007. Carl Zeiss Meditec generated almost half of its revenue (42.8%, previous year: 43.7%) in this region. In financial year 2006/2007 consolidated revenue increased by 42.9% from € 170.5 million to € 243.8 million in the "Americas" region. This was primarily attributable to the first-time consolidation of Carl Zeiss Surgical. The main sales drivers in ophthalmology were the diagnostic devices Humphrey® Field Analyzer, Stratus OCT™ and IOLMaster®, the surgical microscope OPMI® Visu as well as the OPMI® Pentero® and OPMI® Vario surgical microscopes used in neurosurgery.

Consolidated revenue in the "Europe, Middle East and Africa" region ("EMEA") increased by 68.9% to € 169.3 million compared with the previous year (€ 100.2 million). This development is mostly due to the first-time consolidation of Carl Zeiss Surgical. Carl Zeiss Meditec generated its main revenue in this region with the diagnostic devices Stratus OCT™ and IOLMaster® and the OPMI® Visu, OPMI® Pentero® and OPMI® Vario surgical microscopes. The proportion of consolidated revenue increased compared with the previous-year period from 25.7% to 29.7%.

Compared to the previous year, consolidated revenue in the "Asia/Pacific" region increased by 18.6% to € 118.8 million (previous year: € 100.2 million) in financial year 2006/2007. This development is based, among other things, on the satisfactory sales growth in the Humphrey® Field Analyzer diagnostic device, the OPMI® Visu, OPMI® Pentero® and OPMI® Vario surgical microscopes and the MEL 80™ laser for the correction of vision defects. In this region the acquisition of Carl Zeiss Surgical had almost no impact on consolidated revenue, since Carl Zeiss Surgical products have been sold in Japan, the biggest market in the region, by Carl Zeiss Meditec since 2004. Overall, the "Asia/Pacific" region's share of consolidated revenue declined from 25.6% to 20.9% in financial year 2006/2007.

In Germany, Carl Zeiss Meditec generated consolidated revenue of € 37.9 million (previous year: € 19.6 million) in financial year 2006/2007. This increase of 92.8% was primarily due to the inclusion of Carl Zeiss Surgical in the reporting entity of Carl Zeiss Meditec. The share in consolidated revenue increased to 6.6% (previous year: 5.0%). In order to even better address customer needs in the German market in the future with its entire product portfolio, in financial year 2006/2007 Carl Zeiss Meditec consolidated its sales and marketing activities in Germany in its new subsidiary Carl Zeiss Meditec Vertriebsgesellschaft mbH. (Cf. further information on this in section "(3) Business acquisitions and sales" in the notes to the consolidated financial statements.)

The following chart gives a breakdown of consolidated revenue by region:

Figure 5 Consolidated revenue by region (Figures in € '000)



■ Financial year 2006/2007
Financial year 2005/2006
Asia/Pacific
118,810
100,150
+18.6%
Americas
243,765
170,540
+42.9%
EMEA
169,261
100,233
+68.9%
Germany
37,859
19,640
+92.8%
Consolidated revenue
569,695
390,563

The chart below shows consolidated revenue by region based on constant exchange rates.

Figure 6 Consolidated revenue by region on the basis of constant exchange rates (Figures in € '000)



■ Financial year 2006/2007
Financial year 2005/2006
Asia/Pacific
125,688
100,150
+25.5%
Americas
261,317
170,540
+53.2%
EMEA
169,261
100,233
+68.9%
Germany
37,859
19,640
+92.8%
Consolidated revenue
594,125
390,563

3.3 Production

3.3.1 Production concept

The core competencies of the Carl Zeiss Meditec Group in devices and systems include the development of new technologies, products and applications, as well as system integration. Accordingly, the Carl Zeiss Meditec Group's production of devices and systems focuses on the assembly of system components. On the other hand, intraocular lenses (IOL) are for the main part manufactured on its own premises, i.e. no pre-manufactured products are purchased from third-parties. Only certain specific steps in the production process are outsourced to external companies.

More than half of the parts and components required in Jena and Oberkochen are purchased from external suppliers. The remaining part is produced by subsidiaries of Carl Zeiss AG. Carl Zeiss

Meditec Inc. procures the majority of all the parts and system components it processes from external suppliers. Carl Zeiss Meditec S.A.S. and its subsidiaries procure the raw materials and components required to manufacture intraocular lenses and other products exclusively from external suppliers.

In order to decrease dependency on individual suppliers, the Carl Zeiss Meditec Group strives to qualify additional suppliers for key components and vendor parts.

3.3.2 Production planning

Production planning in Jena and Oberkochen is based on the rolling forecast method used by most of its distribution partners. Every month, the distribution partners prepare a sales plan for the following twelve months, which they subsequently use as a basis for orders of individual parts. For the purposes of restricting stock-keeping to a minimum, final assembly is usually performed to customer orders (one-piece-flow concept). The Dublin site (California, USA) also uses a comparable ordering procedure for manufacturing its products. The sales plans are not, however, only prepared by external distribution partners, but mainly by the Company's own direct distribution department. The rolling forecast method is also applied to the manufacture of intraocular lenses. In this case, however, limited quantities of the finished products are stockpiled, since customers expect the implants to be delivered very quickly. Carl Zeiss Meditec S.A.S. also operates consignment warehouses in clinics and hospitals in France and other European countries, which – depending on consumption – are continually restocked.

3.3.3 Production plants

The Carl Zeiss Meditec Group has four main production plants, which are located in Jena and Oberkochen (Germany), Dublin (California, USA) and La Rochelle (France). Additionally, smaller sites belonging to the subsidiaries of Carl Zeiss Meditec S.A.S. are located in Besançon (France), Edinburgh (Great Britain) and Mauritius. In Jena and Dublin, the Carl Zeiss Meditec Group manufactures devices and systems for ophthalmology, in Oberkochen visualisation solutions for ophthalmology and neuro/ENT surgery and in La Rochelle, it mainly manufactures intraocular lenses. The site in Edinburgh also produces so-called viscoelastics, which are primarily used in cataract surgery. The two remaining production facilities of Carl Zeiss Meditec S.A.S. manufacture various products for the treatment of ophthalmic diseases.

3.4 Net assets

3.4.1 Statement of net assets

The following chart summarises the development of key items in the consolidated balance sheet:

Figure 7 Structure of the consolidated balance sheet (Figures in € '000)


Assets
■ 30 September 2007
30 September 2006
Goodwill
103,733
Noncurrent assets*
84,900
Cash and cash equivalents and restricted cash
217,921
Current assets**
289,756
101,380
73,717
51,323
161,020
Liabilities
■ 30 September 2007
30 September 2006
Equity
481,250
Noncurrent liabilities
62,567
Current liabilities
152,493
233,173
59,488
94,779
Consolidated balance sheet total
696,310
387,440

* excluding goodwill
** excluding cash and cash equivalents as well as restricted cash

ASSETS

Goodwill

As of 30 September 2007 goodwill amounted to € 103.7 million (30 September 2006: € 101.4 million). The increase of 2.3 % is primarily due to the 100 % acquisition of the former Ioltech S.A., now operating as Carl Zeiss Meditec S.A.S., as of 15 November 2006. Carl Zeiss Meditec has held 100 % of the shares in the former Ioltech S.A. since this date. (Cf. sections "3.10 Events of particular significance" in the consolidated management report and "(3) Business acquisitions and sales" in the notes to the consolidated financial statements). The acquisition of Carl Zeiss Surgical does not result in the activation of any goodwill as a result of the transaction structure used.

Deferred tax assets

The balance sheet item "Deferred tax assets" increased from € 17.8 million on 30 September 2007 to € 28.7 million on 30 September 2007. This increase is mostly due to the first-time consolidation of Carl Zeiss Surgical.

Inventories

Compared to 30 September 2006 this balance sheet item increased by 79.5 % from € 56.3 million to € 101.2 million. One reason for this was the inclusion of Carl Zeiss Surgical and Carl Zeiss Meditec Iberia in the reporting entity of Carl Zeiss Meditec. A further reason for the increase in this balance sheet item was the preparation of the market launch of the new products OPMI Lumera®, Cirrus™ HD-OCT and VisuMax®. The inventories were thus increased to ensure shortest possible delivery times for the market launch of these products. On the other hand, in the reporting period some of these systems were placed with reference doctors for the performance of in part comprehensive clinical studies.

Trade receivables
Trade receivables increased by 67.3 % from 30 September 2006 (€ 58.7 million) to € 98.2 million (30 September 2007). This development is primarily attributable to the addition of Carl Zeiss Surgical and Carl Zeiss Meditec Iberia.

Accounts receivable from related parties
As of 30 September 2007 this balance sheet item totalled € 15.5 million (30 September 2006: € 7.2 million). This increase was primarily due to the inclusion of Carl Zeiss Surgical and Carl Zeiss Meditec Iberia in the reporting entity of Carl Zeiss Meditec.

Treasury receivables
"Treasury receivables" increased by 83.0 % from 30 September 2006 (€ 32.3 million) to € 59.2 million. This balance sheet item summarises those cash and cash equivalents that the Carl Zeiss Meditec Group does not directly require for its operational business activities, and therefore invests in the Group Treasury of Carl Zeiss AG at the normal market rate.

Securities
As of 30 September 2007 the balance sheet item "Securities" totalled € 5.1 million (30 September 2006: € 0). For the most part this item comprises shares in Wavelight Laser Technologies AG, in which Carl Zeiss Meditec held an interest of 5 % as of the balance sheet date. The shares were offered to Alcon AG, Hünenberg, Switzerland, within the scope of a public offer, which, however, became effective only after the balance sheet date. This produced a cash flow in the first quarter of financial year 2007/2008. (Cf. section "(11) Securities" in the notes to the consolidated financial statements).

Cash and cash equivalents and restricted cash
Cash and cash equivalents increased compared with 30 September 2006 (€ 46.6 million) by 367.3 % to € 217.9 million. This growth is mainly attributable to the net cash provided by the capital increase of October 2006 and the successful business development in financial year 2006/2007. The previous year's balance sheet item "Restricted cash" includes cash to be provided for the cash compensation of the shareholders of former Ioltech S.A. (Cf. further information in Sections "3.10 Events of particular significance" in the consolidated management report and "(3) Business acquisitions and sales" in the notes to the consolidated financial statements.)

LIABILITIES AND EQUITY

Minority interest
As of 30 September 2007 this balance sheet item decreased to € 9.6 million (30 September 2006: € 10.1 million). The primary reason for this was the 100 % acquisition of former Ioltech S.A. as of 15 November 2006. (Cf. comments in sections "3.10 Events of particular significance" in the consolidated management report and "(3) Business acquisitions and sales" in the notes to the consolidated financial statements.)

Equity
As of 30 September 2007 equity increased to € 481.3 million (30 September 2006: € 233.2 million). The reasons for this are the growth in business of Carl Zeiss Meditec in the past financial year and the capital increase in conjunction with the acquisition of Carl Zeiss Surgical in October 2006. The distribution of a dividend of € 11.4 million to the shareholders of Carl Zeiss Meditec for financial year 2005/2006 on 12 March 2007 led to a decrease in equity.

Provisions for pensions and similar commitments
The increase in this balance sheet item to € 11.3 million as of 30 September 2007 (30 September 2006: € 1.8 million) is attributable to the acquisition of pension commitments for employees of Carl Zeiss Surgical and Carl Zeiss Meditec Co. Ltd. (Cf. Section "(14) Employee benefit obligations" in the notes to the consolidated financial statements.)

Noncurrent financial liabilities
As of 30 September 2007 this item totalled € 13.1 million (30 September 2006: € 24.7 million). The US subsidiary Carl Zeiss Meditec Inc. took out a low-interest US dollar loan with Carl Zeiss AG's Group Treasury as part of the acquisition of the US company Laser Diagnostic Technologies ("LDT") in the amount of US$ 26.0 million (€ 19.6 million based on the rate of exchange on the balance sheet date). As the first half of this loan becomes due in November 2007, there was a reclassification under the item "Current portion of noncurrent financial liabilities".

Current provisions
As of 30 September 2007 this item totalled € 34.5 million (30 September 2006: € 20.1 million). This increase of 71.8 % was primarily due to the inclusion of Carl Zeiss Surgical in the reporting entity of Carl Zeiss Meditec.

Current accrued liabilities
The key reason for the increase in the balance sheet item "Current accrued liabilities" from € 14.1 million on 30 September 2006 to € 33.8 million on 30 September 2007 were the additions of Carl Zeiss Surgical and the Spanish distribution company Carl Zeiss Meditec Iberia and the expansion of the business volume.

Current portion of noncurrent financial liabilities
As of 30 September 2007 this item totalled € 10.1 million (30 September 2006: € 1.2 million). This growth was mainly influenced by the reclassification of the first halfth of the US dollar loan mentioned above under "Noncurrent financial liabilities" used to finance the acquisition of the US company LDT.

Trade payables
The increase in "Trade payables" compared with 30 September 2006 from € 15.4 million to € 25.1 million as of 30 September 2007 is mainly attributable to the inclusion of Carl Zeiss Surgical in the reporting entity of Carl Zeiss Meditec and the acquisition of Carl Zeiss Meditec Iberia.

Treasury payables
"Treasury payables" at € 9.4 million as of 30 September 2007 were at the same level as in the previous year (€ 9.5 million as of 30 September 2006).

Other current liabilities
As of 30 September 2007 this item totalled € 21.4 million (30 September 2006: € 12.6 million). The main reason for this was the inclusion of Carl Zeiss Surgical and Carl Zeiss Meditec Iberia in the reporting entity of Carl Zeiss Meditec.

3.4.2 Key ratios relating to net assets

Table 1 Key ratios relating to net assets

Key ratio	Definition		30 September 2007	30 September 2006	Change
Equity ratio	Equity / Total assets		69.1 %	60.2 %	+8.9 % pts
Net debt[1]	Liabilities ./. Cash and cash equivalents ./. Restricted cash ./. Treasury receivables from Group Treasury of Carl Zeiss AG		€ (62,028) thousand	€ 70,604 thousand	+187.9 %
Rate of inventory turnover	Cost of goods sold / Ø Average inventories		3.5	3.7	-5.4 %
Days of sales outstanding (DSO)	Trade receivables including receivables from related parties / Consolidated revenue	x 360 days	71.9 days	60.7 days	+18.5 %

[1] Negative sign means credit

3.5 Financial position

3.5.1 Objectives and principles of financial management

Carl Zeiss Meditec operates a global financial management system that covers all of its subsidiaries and is centrally organised at Group level. Its financial activities are geared towards its operational business and to the Company's strategic orientation.

The most important objective of the financial management system is to provide the operational activities of the Group subsidiaries with the necessary liquidity and to limit the financial risks. Any liquidity that is not required is deposited at normal market conditions with the Group Treasury of Carl Zeiss AG. As described above, Carl Zeiss Meditec has production sites in the USA and Europe. Consequently, only part of the business is subject to direct currency risks. This remaining currency risk is hedged by simple futures trading. Details of this can be found in the notes to the consolidated financial statements under the sections "(2) (g) Financial instruments and risk provisioning", "(20) Financial instruments and risk provisioning", "(2) (s) Related party disclosures" and "(24) Related party disclosures".

Furthermore, an emphasis is placed on ensuring the necessary financial flexibility to continually expand the Company's business activities and, for the future, to further optimise our capital costs. Key decisions relating to the financing structure are made by the Management Board.

3.5.2 Financial management

The debt ratio of Carl Zeiss Meditec, i.e. the ratio between borrowed capital and total assets, dropped from 39.8 % as of 30 September 2006 to 30.9 % as of 30 September 2007.

Cash inflow generated from operating activities provides an important source of financing for Carl Zeiss Meditec. The Company also has the option of obtaining further liquidity by issuing new shares on the capital market. The Company furthermore has the option of taking out loans from the Group Treasury of Carl Zeiss AG.

As part of the acquisition of the US company LDT, the subsidiary Carl Zeiss Meditec Inc. concluded a loan agreement with Carl Zeiss Financial Services GmbH (Group treasury of Carl Zeiss AG), in the amount of US$ 26.0 million (equivalent to € 19.6 million on the basis of the exchange rate on the date of acquisition). Further information on Carl Zeiss Meditec's long-term financial liabilities can be found in the notes to the consolidated financial statements under the section "(16) Non-current financial liabilities".

Since Carl Zeiss Meditec possesses enough cash to finance its operational and strategic goals, changes in interest rates and credit conditions currently do not materially affect the Group's financial situation. Carl Zeiss Meditec has no off-balance-sheet financing instruments.

3.5.3 Financial position

The cash flow statement forms the basis for the presentation of the financial position, and is used to adjust all items for the effects of the expansion of the reporting entity. Therefore, the only changes included are those made to individual items in the income statement and balance sheet after the respective date of first-time consolidation. In contrast, the consolidated balance sheet presents the figures as they stood on 30 September 2007. As a result, the statements in the analysis of the financial position may differ from the presentation of net asset position based on the consolidated balance sheet.

Figure 8. Summary of key figures in the consolidated cash flow statement (Figures in € '000)

	Financial year 2006/2007	Financial year 2005/2006
Cash flow from operating activities	56,079	42,869
Cash flow from investing activities	-18,271	-26,115
Cash flow from financing activities	134,542	-19,266
Change in cash and cash equivalents	171,283	-3,365

Cash flow from operating activities

Cash flow from operating activities amounted to € 56.1 million in financial year 2006/2007 (previous year: € 42.9 million). Major cash flow increasing factors were the significantly increased consolidated net income and interest payments on cash and cash equivalents. Above all, income tax paid resulting from the positive business development compared to the previous year reduced cash flow. Furthermore, inventories increased due to the preparation of the market launch for the new products OPMI Lumera®, Cirrus™ HD-OCT and VisuMax®.

Cash flow from investing activities

In the reporting period cash flow from investing activities amounted to € -18.3 million (previous year: € -26.1 million). The main reason for this development are the payments for three investments. Firstly this is the 100 % acquisition of the remaining shares in former Iotech S.A. as of 15 November 2006 within the scope of the acquisition of all remaining shares. (Cf. comments in Section "(3) Business acquisitions and sales" in the notes to the consolidated financial statements.) Payments made relating to this totalled € 5.1 million. A second major item is the takeover of the Spanish distribution company Carl Zeiss Meditec Iberia. Payments within the scope of this investment amounted to € 3.8 million. The third major cash outflow is connected with the acquisition of a 5 % interest in Wavelight Laser Technologies AG. Payments made for this totalled € 4.9 million.

Investments in property, plant and equipment amounted to € 5.1 million in the period under review (previous year: € 6.4 million). This mainly pertains to investments in technical manufacturing equipment and tools needed for the production of new products at the subsidiaries in France and the USA. In the context of the SAP implementation there were further investments at Carl Zeiss Meditec Inc.

The payments made for investment in property, plant and equipment during the reporting period were spread across the subsidiary sites as follows.

Table 2: Distribution of payment made for investment in property, plant and equipment across the subsidiary sites (Figures in € million)

Germany	USA	Japan	Spain	France
1.4	2.5	-	0.1	1.1

Cash flow from financing activities
Cash flow from financing activities amounted to € 134.5 million in the period under review (previous year: € -19.3 million). This cash flow was materially impacted by the net proceeds from the capital increase in October 2006 in the amount of € 168.0 million.[8] There was a cash outflow due to the distribution of a dividend for financial year 2005/2006 to the shareholders of Carl Zeiss Meditec amounting to € 11.4 million on 12 March 2007 and the investment of cash not needed in the short term at Group Treasury of Carl Zeiss AG.

3.5.4 Investment and depreciation policy
With our investments we wish to further expand our excellent market position in the medical technology industry and develop areas in which we can reach a leading position. In our investments we distinguish between capacity expansion and replacement investments. These investments are usually financed from the operating cash flow.

The manufacturing of devices and systems as well as visualisation solutions at Carl Zeiss Meditec is essentially limited to the assembly of individual components to form system solutions, so that the Group's commitment of property, plant and equipment is correspondingly low. Investments in property, plant and equipment and other intangible assets in this area are thus rather low. An exception is the manufacture of intraocular lenses, for which a higher level of investment is normally required. Overall, only limited investments in property, plant and equipment are required within the Group. This is illustrated by the development of the 'capex ratio', i.e, the ratio of investments[9] in property, plant and equipment to consolidated revenue. This was 1.4 % in financial year 2006/2007, following 1.6 % in the previous financial year.

As a matter of principle, the Company amortises intangible assets and depreciates property, plant and equipment by the scheduled, straight-line method over the estimated useful life. The goodwill arising from the acquisition of subsidiaries and intangible assets with an indefinite useful life are not subjected to planned amortisation. Further details can be found in the section "(2) (d) Goodwill and intangible assets with an indefinit life" in the notes to the consolidated financial statements.

[8] Not including deferred taxes, net cash inflow taking issuing expenses and deferred taxes into account € [illegible] million
[9] In financial year 2006/2007 the total amount of investment in property, plant and equipment was € [illegible] million after [illegible] million in the previous year

3.5.5 Key ratios relating to financial position

Table 3: Key ratios relating to financial position (Figures in € '000)

Key ratio	Definition	30 September 2007	30 September 2006	Change
Cash and cash equivalents	Cash-in-hand and bank balances	217,921	46,638	+367.3 %
Net cash	Cash-in-hand and bank balances + Restricted cash + Treasury receivables from Group treasury of Carl Zeiss AG ./. Treasury payables to Group treasury of Carl Zeiss AG ./. Interest-bearing liabilities	223,745	24,578	+810.3 %
Net working capital	Current assets ./ Cash and cash equivalents ./ Restricted cash ./ Treasury receivables from Group treasury of Carl Zeiss AG ./. Current liabilities excl. treasury payables to Group Treasury of Carl Zeiss AG	87,542	43,385	+101.8 %
Working Capital	Current assets ./. Current liabilities	355,184	117,564	+202.1 %

Table 4: Key ratios relating to financial position

Key ratio	Definition	Financial year 2006/2007	Financial year 2005/2006	Change
Cash flow per share	Cash flow from operating activities / Weighted average number of shares outstanding in the period	€ 0.72	€ 1.32	-45.5 %
Capex ratio	Investment in property, plant and equipment / Consolidated revenue	1.4 %	1.6 %	-0.2 %-pts

3.6 Results of operations

3.6.1 Presentation of results of operation

Table 5: Summary of key ratios in the consolidated income statement (Figures in € '000)

	Financial year 2006/2007	Financial year 2005/2006	Change
Revenue	569,695	390,563	+45.9%
Gross margin	*51.9%*	*47.0%*	*+4.9%-pts*
EBITDA	82,180	58,851	+39.6%
EBITDA margin	*14.4%*	*15.1%*	*-0.7%-pts*
EBIT	70,359	48,086	+46.3%
EBIT margin	*12.4%*	*12.3%*	*+0.1%-pts*
Earnings before income taxes	76,113	45,562	+67.1%
Tax rate	*34.8%*	*34.8%*	*±0.0%-pts*
Consolidated net income after minority interests	47,757	26,688	+78.9%
Earnings per share after minority interests	€ 0.61	€ 0.82	-25.6%

The figures in the above table include a one-off effect from the loss of the legal dispute against former cooperation partner Notal Vision, Inc., posted in the second quarter of financial year 2006/2007. This effect first comes to bear in the EBITDA.

Consolidated revenue
In financial year 2006/2007 Carl Zeiss Meditec's consolidated revenue increased by 45.9% year-on-year from € 390.6 million to € 569.7 million. The main reason for this development was the expansion of the business volume in conjunction with the bundling of activities of Carl Zeiss Meditec and Carl Zeiss Surgical.

Gross profit
Compared to the previous year, gross profit grew to € 295.5 million (previous year: € 183.8 million). This represents an increase of 60.8%. The gross margin increased in financial year 2006/2007 over the previous year from 47.0% to 51.9%. In addition to Carl Zeiss Meditec's ophthalmology products, the innovative products of Carl Zeiss Surgical, which are included for eleven months in the reporting period, also contributed to this growth.

Functional costs
Functional costs rose year-on-year from € 136.8 million to € 225.8 million in financial year 2006/2007 in absolute terms, representing an increase of 65.0%. In general it can be said that recent organisational measures and the bundling of activities of Carl Zeiss Meditec and Carl Zeiss Surgical have led to a change in the cost structure.

- Marketing and selling expenses: Compared to the previous year, marketing and selling expenses increased by 79.5% to €134.4 million. In terms of consolidated revenue, the corresponding expenses ratio in financial year 2006/2007 rose from 19.2% to 23.6%. In addition to the assumption of direct sales activities in France and Spain, this is also attributable to the expansion of Carl Zeiss Meditec's business volume which resulted e.g. in higher personnel costs and provision payments. Another major reason for the increase in marketing and selling costs year-on-year was the targeted expansion of selling and marketing activities. One focus of these activities was the comprehensive preparation of the market launch for the new products Cirrus™ HD-OCT, VisuMax® and OPMI Lumera®. Improvements have been made through optimisation of the product portfolio in the "Surgical Ophthalmology" SBU.
- General and administrative expenses: In financial year 2006/2007 general and administrative costs increased to € 32.1 million (previous year: € 23.6 million); resulting mainly from the expansion of the reporting entity. Nevertheless, the respective cost ratio decreased – despite the one-off effect related to the loss in the legal dispute with Notal Vision, Inc. in the second quarter of the reporting period – to 5.6% of consolidated revenue (previous year: 6.0%). In a year-on-year comparison it must be noted that a significant portion of this cost item is attributable to consulting expenses for the now completed acquisition of Carl Zeiss Surgical.
- Research and development expenses: Expenses in the area of research and development amounted to € 59.2 million in financial year 2006/2007 (previous year: € 38.3 million) representing an increase of 54.6% over the previous year. In addition to the first-time consolidation of Carl Zeiss Surgical in the reporting period, the promotion of important development projects and clinical studies contributed to the increase in this cost item. Examples of such projects are the clinical studies related to the launch of the new products listed above under "Marketing and selling expenses". (Cf. details in Section "4. Research and development report" in the consolidated management report). Related to consolidated revenue, the corresponding expenses ratio in the reporting period amounted to 10.4% (previous year: 9.8%).

Development of earnings
The growth in earnings in financial year 2006/2007 illustrates that investments and business growth can be effectively combined.

In financial year 2006/2007 EBITDA amounted to € 82.2 million (previous year: € 58.9 million). This represents an increase of 39.6%. The EBITDA margin was 14.4%, compared with 15.1% the previous year. In financial year 2006/2007 EBIT improved by 46.3% from € 48.1 million to € 70.4 million. This represents an EBIT margin of 12.4% (previous year: 12.3%). Thus operative profitability increased at a faster rate than revenue.

In financial year 2006/2007 interest income/expenses (net) amounted to € 3.3 million (previous year: € -0.9 million).[10] The positive net result is mainly due to interest payments on cash and cash equivalents.

Other financial income (€ 2.4 million) primarily incorporates the anticipated earnings from plan assets relating to the pension obligations transferred to the trust association.

The tax rate in financial year 2006/2007 amounted to 34.8% and was thus at the same level as the previous year. The previous year's tax rate was achieved, inter alia, through the use of the discretionary scope in taxation.

In particular, the complete takeover of former Ioltech S.A., now operating as Carl Zeiss Meditec S.A.S., resulted in a reduction in minority interests from € 3.0 million in the previous year to € 1.9 million in the reporting period.

[10] [illegible]

Consolidated net income after minority interests improved significantly in the year-on-year comparison. It rose by 78.9% from € 26.7 million in the previous year to € 47.8 million in financial year 2006/2007. The successful business development was thus able to compensate to a large extent for the effects of the number of shares, which had increased significantly by 48.8 million. Earnings per share after minority interets amounted to € 0.61 in financial year 2006/2007 after € 0.82 in the previous year.

Earnings development excluding the one-off effect due to the loss of the legal dispute with Notal Vision, Inc.
Had it not been for the one-off effect booked in the second quarter of 2006/2007 due to this legal dispute, there would have been a much greater increase in earnings. EBITDA would have amounted to € 84.9 million (EBITDA margin: 14.9%). EBIT in financial year 2006/2007 would have reached € 73.1 million, which would have corresponded to an EBIT margin of 12.8%. Consolidated net income after minority interests would have totalled € 49.7 million.

3.6.2 Key ratios relating to the results of operation

The year-on-year development of key ratios relating to earnings position reflects the continual growth in the profitability of the Company's capital and assets.

Figure 9: Development of key ratios relating to the results of operations



Financial year 2006/2007
Financial year 2005/2006
Return on sales* 8.4% 6.8%
Return on equity** 9.9% 11.4%
Return on assets*** 6.9% 6.9%
Return on capital employed**** 25.2% 20.7%

* Consolidated net income after minority interests/consolidated revenue
** Consolidated net income after minority interests/equity
*** RoA, consolidated net income after minority interests/total assets
**** ROCE, EBIT/average capital employed

3.7 Economic situation of the Group at the end of the financial year

Carl Zeiss Meditec's current economic position can be described as very strong, not least thanks to, among other factors, the positive business development during the reporting period 2006/2007. This is proven by a broad, diversified and innovative product portfolio, highly qualified and motivated employees, a strong market position and, resulting from this, an excellent profitability and liquidity situation.

3.8 Orders on hand

As of 30 September 2007 the Group's orders on hand totalled € 57.4 million (previous year: € 23.6 million). The significant 143.2% increase in this item is primarily based on the inclusion of Carl Zeiss Surgical in the reporting entity of the Carl Zeiss Meditec Group. However, the Group is of the overall opinion that customers will continue the trend of previous years towards short-term placement of orders, in particular for systems and equipment for ophthalmology.

The following chart shows the distribution of orders on hand at the individual subsidiaries as of the balance sheet date.

Figure 10: Orders on hand by subsidiary (30 September 2007)



Carl Zeiss Meditec AG, Jena, Germany 9.6%
Carl Zeiss Meditec Vertriebsgesellschaft GmbH, Jena, Germany 5.1%
Carl Zeiss Meditec Iberia S.A., Madrid, Spain 7.3%
Carl Zeiss Surgical GmbH, Oberkochen, Germany 22.3%
Carl Zeiss Meditec France S.A.S., Le Pecq, France 2.3%
Carl Zeiss Meditec Co. Ltd., Tokyo, Japan 7.5%
Carl Zeiss Meditec Inc., Dublin, USA 45.9%

3.9 Employees

As of 30 September 2007 the Carl Zeiss Meditec Group employed a worldwide workforce of 1,929 (previous year: 1,292). The year-on-year increase in the number of employees is mostly due to the expansion of the reporting entity of Carl Zeiss Meditec.

Figure 11: Personnel structure of the Carl Zeiss Meditec Group as of 30 September 2007



Production 28.0%
Quality management 3.7%
Management Board, commercial sector and administration 7.8%
Research and development 16.7%
Product management 2.4%
Service 17.9%
Sales and marketing 23.5%

3.10 Events of particular significance

3.10.1 Carl Zeiss Meditec Iberia S.A.
With effect from 1 October 2006, Carl Zeiss Meditec AG markets its devices and systems directly in the Spanish market. This is why Carl Zeiss Meditec acquired the medical technology distribution and service activities of Carl Zeiss S.A., Madrid. This company now operates under the name Carl Zeiss Meditec Iberia. The new structure enables Carl Zeiss Meditec to gear itself even better to the specific needs of its Spanish customers. The main concern here is to achieve a higher degree of customer loyalty through focussed support services. (Cf. details in Section "(3) Business acquisitions and sales" in the notes to the consolidated financial statements).

3.10.2 Acquisition of Carl Zeiss Surgical
After the Thuringian Higher Regional Court in Jena overruled the objections of seven claimants in its resolution of 12 October 2006 against the resolution of Gera District Court in the so-called "release procedure" *(Freigabeverfahren)* pursuant to Art. 246a Section 1 German Stock Corporation Act *(Aktiengesetz, AktG)*, Carl Zeiss Meditec was able to complete the acquisition of Carl Zeiss Surgical. The implementation of the capital increase was entered in the commercial register at Jena Local Court on 26 October 2006. For the purpose of simplification, the date of first-time consolidation was set as 1 November 2006. In total, the share capital of Carl Zeiss Meditec AG was increased by € 48.8 million, from around € 32.5 million to around € 81.3 million. (Cf. further details in section 3 "Business acquisitions and sales" of the notes to the consolidated financial statements).

3.10.3 100% acquisition of former Ioltech S.A.
With effect from 15 November 2006, Carl Zeiss Meditec fully acquired the remaining 3.5% interest in former Ioltech. Ioltech is thus now wholly owned by Carl Zeiss Meditec. (Cf. details in section "(3) Business acquisitions and sales" of the notes to the consolidated financial statements).

3.10.4 Legal dispute with Notal Vision Inc.
The legal dispute between Carl Zeiss Meditec Inc. and Notal Vision Inc. relating to an allegedly unfulfilled minimum acceptance duty as part of a distribution agreement has been decided in favour of Notal Vision Inc. by a U.S. arbitration tribunal in the second quarter of financial year 2006/2007. The result was liability for damages, which led in the second quarter of the past financial year to a corresponding one-off effect on EBIT of € 2.7 million (Cf. Section "(19) Contingent liabilities and other financial commitments" in the notes to the consolidated financial statements).

4 Research and development report

4.1 Focus of research and development activities in the reporting period

Research and development has a very important role to play at Carl Zeiss Meditec.

Our objective is to enable our customers, doctors, to make their activities more efficient and continuously improve the results of their treatment.

In the past financial year 2006/2007 Carl Zeiss Meditec spent a total of € 59.2 million on research and development (previous year: € 38.3 million). As of 30 September 2007 there were 322 research and development employees (previous year: 233). This corresponds to 16.7% (previous year: 18.0%) of the total number of employees of the Carl Zeiss Meditec Group.

Research and development at the Company focuses in particular on:
- Examining new technological concepts to determine their clinical relevance and effectiveness
- The continuous development of the existing product portfolio
- The development of new products based on available basic technologies and
- Networking systems and devices.

A major part of the research and development costs of the Carl Zeiss Meditec Group in financial year 2006/2007 was attributable to activities related to the launch of new products in the reporting period or immediately thereafter. This relates to the following products:

Cirrus™ HD-OCT
Like the successful Stratus OCT™ system, which has been on the market for several years, the new Cirrus™ HD-OCT diagnostic system is based on optical coherence tomography (OCT) technology. In comparison to Stratus OCT™, which supplies two-dimensional retinal cross-sections, the Cirrus™ HD-OCT enables faster and higher-resolution retinal scans. The higher scan speed permits the capture of images from which three-dimensional images of the retinal structures can be assembled.

OPMI Lumera®
The stereo coaxial illumination (SCI) of this new surgical microscope is used to generate the so-called red reflex, with which transparent structures of the eye can be back illuminated and thus made visible. This offers distinct advantages in eye surgery, particularly the treatment of cataracts.

OPMI® Pentero®C
In the reporting period the research and development activities for the OPMI® Pentero® C surgical microscope, a high-end system for neuro- and spinal surgery, were concluded. Ceiling mounting of the new system, equipped with the latest technology, ensures greater freedom of movement and improved workflows in the operating theatre.

XL Stabi ZO® and Invent ZO®
In the reporting period the development activities were successfully concluded for the two intraocular lenses XL Stabi ZO® and Invent ZO®, which for the first time combine the expertise of Carl Zeiss Meditec in the field of optical design with know-how in the field of intraocular lenses.

VisuMax®
The VisuMax® femtosecond laser system has boosted the presence of Carl Zeiss Meditec in the field of refractive laser surgery. The new system distinguishes itself by an extremely high degree of accuracy in the so-called flap cut, a preparatory step in modern laser treatment of vision defects, as well as seamless workflow integration with the firmly established MEL 80™ excimer laser.

The following table provides an overview of the objects of further research and development activities.

Table 6. Focal points of research and development activities in financial year 2006/2007

Focal point	Activities
Continuous development of the existing product portfolio	• Development projects to expand the technical and application-related functionality of the IOLMaster®; e.g. verification and release of special software to enhance user-friendliness and expand the group of patients by boosting light sensitivity of the sensor. • Further development of the successful VISUCAM platform • Preparation for the market launch of the VISULAS® 690s** for use in photodynamic therapy • Further development of femtosecond laser technology
Development of new products and combination of diagnosis and treatment	• Development of a new laser system to treat various retinal diseases • Work to develop new technologies for fundus diagnosis • Further developments of the optical design and haptics for multifocal IOL • Projects to expand the product portfolio for ophthalmic surgery • Preparations for the launch of the new loupe programme for dental surgery • Development of software solutions that allow a more efficient exchange of image data in neuro/ENT surgery, thus enabling better integration into existing workflows in the operating theatre
Basic research	• Ongoing investigation and evaluation of new technologies for application in ophthalmology • Cooperation with external research partners, e.g. universities and institutes

4.2 Patents

The Company owns more than 500 patents and patent applications worldwide. It also owns more than 100 trademarks which are either registered or in the process of being registered (as of 30 September 2007). In addition to its own patents, the Company also has access to other technologies which are relevant to its business operations through license agreements.

Many products that have long-since formed part of the Carl Zeiss Meditec Group's product range are based on principles known in their basic form since decades. As a consequence, the protection provided by patents does not extend to the basic functionality of these products (basic patents), but rather to individual features and improvements that protect technically advantageous solutions. These patents can be essential to the success of the respective product on the market if compared with its competitors.

4.3 Future research & development activities

In future the Carl Zeiss Meditec Group intends to continue developing product innovations which enable our customers to achieve added efficiency and the highest degree of safety in treatments. For this reason, new technological and market trends will be systematically determined and evaluated, and the most promising concepts will be taken up in new research and development projects.

The goal is thus to continuously expand Carl Zeiss Meditec's product portfolio in the three strategic business units. Examples of this are the launch of the new products described above in section "4.1 Focus of research and development activities in the reporting period". In order to maintain this innovation rate in future, Carl Zeiss Meditec proposes to spend about 10% of consolidated revenue on research and development.

5 Supplementary report

The takeover of Acri.Tech AG by Carl Zeiss Meditec as announced on 3 September 2007 was formally concluded on 1 October 2007 following fulfilment of the agreed conditions for the deal. These included the approval for the transaction by the German anti-trust authorities. Acri.Tec AG specialises in innovative implants for ophthalmic surgery (intraocular lenses, IOL) and other products (viscoelastic solutions and products for vitreoretinal surgery). (Cf. section "(27) Events after the balance sheet date" in the notes to the consolidated financial statements).

As in prior years, the shareholders of Carl Zeiss Meditec will share in the successful economic development of the Company. Additionally to the regular dividend of almost 30% of the consolidated net income after minority interests of the past financial year, 10% of cash and cash equivalents as reported in the consolidated balance sheet to IFRS of Carl Zeiss Meditec as of 30 September 2007 shall be distributed in the form of a one-off special dividend. The main reason for this special dividend is that in financial year 2006/2007 Carl Zeiss Meditec was able to realise a cash flow which substantially surpassed expectations. This high cash flow in conjunction with existing cash resources resulted in a more than adequate supply of liquid assets in which shareholders are to participate this year. It remains the goal of the Company to play an active role in the consolidation of the relevant medical technology markets. Declining evaluations, in part caused by significantly higher financing costs for investors, may produce further interesting candidates for company acquisitions by Carl Zeiss Meditec. It is proposed that the future dividend policy be oriented to that of past years.

6 Remuneration report

6.1 Remuneration of the Management Board

6.1.1 Structure and amount of remuneration paid to the Management Board

The Supervisory Board's Personnel Committee decides on the amount and structure of remuneration to be paid to the Management Board. The remuneration paid to the Management Board of Carl Zeiss Meditec AG consists of a fixed and a variable portion. The variable portion is split into a component that is contingent upon the achievement of certain targets for the respective financial year and a component with a long-term incentive effect and risk elements.

The fixed portion of the remuneration paid to the Management Board is not contingent upon the achievement of certain targets. It is paid monthly.

The variable portion of the remuneration, which relates to targets set for the respective financial year, is contingent upon the achievement of certain quantitative and qualitative targets. The quantitative targets, which bear the most weight, are revenue, EBIT and *Economic Value Added®* ("EVA®"). Strategic targets agreed individually between the Chairman of the Supervisory Board and the members of the Management Board are also taken into consideration. This portion of the remuneration is paid after the end of the respective financial year. The amount is contingent on the degree of target fulfilment.

In addition to the two portions of Management Board remuneration described above, there is also a Long Term Incentive Programme ("LTIP"), which was effective for the first time for financial year 2005/2006. This programme consists of a remuneration component with a long-term incentive effect and risk elements. The LTIP for Management Board members Krauss and Hirsch has a term until 30 September 2008. Within the scope of this LTIP, both Management Board members may achieve an additional, so-called "target income" of € 240 thousand after this three-year period. A key requisite for being entitled to this payment, however, is the achievement of a certain EVA® target for the three-year period set by the Supervisory Board, which will be evaluated as of 30 September 2008. The overachievement of this target is limited to a maximum of 200 %. In addition, the respective Management Board member's contract of employment may not have been terminated as of 30 September 2008. For the purposes of setting up appropriate provisions an annual performance review is carried out at the balance sheet date at the end of each financial year during the three-year period. The accrued amounts are not earned until the end of the period, however, and are only paid out at this time if the respective targets have been sufficiently met. In the event of a reduction in the degree to which targets are achieved during this period, the provisions already set up are reversed. In financial year 2006/2007 separate provisions of € 112 thousand were set up for each of the Management Board members Krauss and Hirsch within the scope of the LTIP.

The LTIP offered to Management Board member Taylor as part of his remuneration package with Carl Zeiss Meditec, Inc. takes peculiarities of the US market into consideration. The degree of target achievement within the scope of the LTIP is gauged on the basis of fulfilment of annual targets. There is thus an indirect link to the variable remuneration, which is fixed each year anew. The only difference is that payment is only made if the beneficiary does not terminate his contract of employment during the period of the programme. The LTIP for Mr Taylor has a term of at least three years. In addition, the beneficiary has the option to extend it to a maximum term of five years. During the term of the programme the balance earned gains interest at a rate that increases with the beneficiary's length of service. During financial year 2006/2007, provisions totalling € 84.2 thousand (US$ 112 thousand) were formed for Management Board member Taylor within the LTIP.

Table 7. Itemised breakdown of remuneration paid to the members of the Management Board of Carl Zeiss Meditec (Figures in € '000)

	Remuneration for financial year 2006/2007		
	Fixed remuneration component	Variable remuneration (performance-related)	Total remuneration for financial year 2006/2007
Ulrich Krauss	196	139	335
Bernd Hirsch	191	150	341
James L. Taylor	250	139	389

6.1.2 Pension scheme for members of the Management Board

The appropriation to provisions for pensions or pension funds is to be stated annually for pension commitments. In financial year 2006/2007 these amounted to € 47 thousand for Board member Krauss and € 20 thousand for Board member Hirsch in accordance with IFRS. No pension provisions are being set up for Management Board member Taylor. Instead, the US Group company is paying the employer's contribution of a savings scheme – a Defined Contribution Plan – for him, as it does for the majority of its employees. In addition, in financial year 2006/2007 a contract was concluded with Mr Taylor for postponed remuneration. This contract proposes that Mr Taylor may pay the sum of up to € 112.8 thousand (US$ 150 thousand) p.a. as postponed remuneration onto a separate trust account. The employer will match the amount paid in to the trust account and interest will be paid at the usual market rate. The agreement is made for a term until 31 December 2011. The costs incurred for the same in financial year 2006/2007 amounted to € 83 thousand. They are not included in the fixed remuneration mentioned above.

Projected unit credits for pensions for former members of the Management Board of Carl Zeiss Meditec amounted to € 156 thousand.

6.1.3 Premature termination of the employment contract of members of the Management Board

In the event of a premature termination of the employment relationship, the contracts for members of the Management Board do not contain any express promise of a severance payment. Severance payment may, however, ensue from a severance agreement concluded on an individual basis.

6.2 Remuneration of the Supervisory Board

The remuneration of the members of the Supervisory Board is calculated according to Art. 19 Section 1 of the current version of the Articles of Association of Carl Zeiss Meditec AG. In accordance with the Articles of Association, the Supervisory Board itself decides how the performance-related remuneration is to be divided among the Supervisory Board members. When deciding the remuneration to be paid, account is to be taken of the Chair and the Deputy Chair of the Supervisory Board and committee membership (Cf. "Report of the Supervisory Board" in this Annual Report). The amount to be paid is determined firstly on the basis of the varying fixed remuneration for the Chairman of the Supervisory Board and his Deputy as laid down in the Articles of Association. Secondly, functions in Supervisory Board committees are also taken into account in distributing the variable remuneration. The table below shows a breakdown of the remuneration of the Supervisory Board:

Table 8. Itemised presentation of the remuneration paid to the Supervisory Board of Carl Zeiss Meditec AG pursuant to Art. 19 Section 1 of the Company's Articles of Association (Figures in € '000)

	Fixed remuneration component	Variable remuneration (performance-related)
Dr. Michael Kaschke	20.0	45.1
Alexander von Witzleben[1]	10.0	21.5
Dr. Markus Guthoff	10.0	38.7
Dr. Wolfgang Reim[2]	1.2	3.6
Dr. Dieter Kurz	10.0	32.2
Franz-Jörg Stündel[3]	10.0	32.2
Wilhelm Burmester[3]	10.0	25.8

The Company did not pay any further remuneration or benefits for personally rendered services (in particular consultancy and agency services) to the members of the Supervisory Board in financial year 2006/2007.

[1] Member of the Supervisory Board until 21 May 2007 inclusive
[2] Court-appointed Member of the Supervisory Board since 17 August 2007
[3] Employee representatives legally appointed to the Supervisory Board on a voluntary basis

7 Risk report

7.1 Risk management system

Within the scope of its business activities, the Carl Zeiss Meditec Group is naturally exposed to numerous risks. The regulation and control of these risks within the usual risk-taking limits is a basic requisite for the success of the Company. To this end, effective risk management is a significant factor of success for the sustained protection of corporate value. As a stock corporation, Carl Zeiss Meditec is subject to the rules and standards applying to listed companies.

Risk management is an integral part of corporate management at Carl Zeiss Meditec and is based on three main components:

- Risk management system: In order to be able to identify risks to the business of the Group in due course, evaluate them and take the appropriate countermeasures, the Group has set up a risk management system. Risk management is defined as a clearly structured regulatory cycle which encompasses all corporate activities and which involves systematic and ongoing action. The following phases are defined: Identification – Evaluation – Control – Documentation. A key component of this is a database-assisted software solution, which is used for regularly recording, systematising and evaluating risks, their estimated probability of occurrence and their damage potential.
- Controlling instruments: The controlling department at Carl Zeiss Meditec keeps the Management Board, the Managing Directors of the subsidiaries and all responsible decision-makers within the Carl Zeiss Meditec Group regularly informed about emerging risks based on key ratios, thereby supplementing the risk management system. Continual risk prevention is ensured through direct and regular contact by standardised procedures between the individual functional areas.
- Certified quality management: A key element for early risk detection is the certified quality management system of the Group. Clearly structured and documented quality management processes ensure not only transparency, but are now in most markets a prerequisite for obtaining regulatory approval for the marketing of medical products. The quality assurance system employed by Carl Zeiss Meditec was certified by *DQS GmbH Deutsche Gesellschaft zur Zertifizierung von Managementsystemen* and complies with the US standard for "Good Manufacturing Practice" ("GMP"), 21 C.F.R. part 820, Quality System Regulation. A major objective of these certified processes is risk prevention.

The risk management system is an integral part of the overall controlling and reporting process of the Company and ensures the systematic recording and evaluation of risks. It also guarantees that the relevant information is forwarded immediately to the responsible decision-makers. The main features of this system are as follows:

- Under the direction of a central risk manager, the responsible employees on the different sites regularly assess processes, transactions and developments for existing risks.
- Risks are identified and evaluated using standardised risk matrices.
- Regular risk reports are sent to the Management Board, the Managing Directors of the subsidiaries and other decision-makers within the Group on the basis of given threshold values for relevant risks and according to the classification using the risk matrices.
- On this basis suitable steps are taken to avoid identified risks, reduce the probability of their occurrence and minimise the potential financial losses of such risks.

Like the internal reporting, the risk management system is also subject to periodic internal auditing and ongoing development. In addition, the risk management system is part of the annual audit by the certified auditor of the AG.

7.2 Market and competition

Competitive pressure in medical technology is expected to continue in future. Some of the Carl Zeiss Meditec Group's competitors are larger than the Carl Zeiss Meditec Group in terms of total sales, and they have greater financial resources to deal with competitive pressure. In addition, large and financially more powerful companies may buy up existing competitors or new competitors may enter the market. The resulting or heightened competitive pressure this causes may lead to lower selling prices, margin pressure and/or loss of market shares. The Carl Zeiss Meditec Group is preparing for the possible risks of a changing market environment by continuous market observation in order to react with the necessary foresight.

Health insurance funds, insurance companies or government health schemes reimburse the costs of certain medical treatments carried out with the help of products of the Carl Zeiss Meditec Group. Changes in health and reimbursement policy in Germany or abroad could lead to the denial of or reduction in reimbursement services. If reimbursement rates are too low, the profit margin of doctors and hospitals may decline, prompting them to suspend or restrict the performance of the respective treatments. In addition, there can be no guarantee that patients are willing or in a position to cover all or some of the costs of treatment carried out with products of the Carl Zeiss Meditec Group. In the case of new products, it is also impossible to predict with certainty whether health insurance funds, insurance companies or government health schemes will offer any reimbursement at all. The complete or partial refusal of reimbursements could inhibit the demand for products of the Carl Zeiss Meditec Group.

Some products of the Carl Zeiss Meditec Group are mainly used for treatments for which patients receive no reimbursement from health insurance funds, insurance companies or government health schemes. This applies in particular to laser treatments for the correction of vision defects. The demand for such treatments may decline if the disposable income of private households decreases as a result of market conditions, or if there is uncertainty about the further development of income of private households. Demand behaviour may, however, also be influenced by other factors, such as press reports about the potential risks of such treatments, or changed fashions or trends. A decline in the demand for such treatments may lead to a decrease in the Carl Zeiss Meditec Group's sales, as doctors and treatment centres, as a consequence, may buy a smaller number of such devices or stop buying them.

7.3 New technology and products

The markets in which the Carl Zeiss Meditec Group operates are characterised by a constant stream of technological innovations. Innovation skills and rapid product development are key competitive factors. New scientific findings may lead to shorter development and product cycles, alternative technologies or new pharmaceutical procedures. Competitors who are the first to launch innovative products for better treatment methods on the market may gain market shares from other providers. The success of the Carl Zeiss Meditec Group therefore depends heavily on the quick development of innovative and market-driven products, and on the timely recognition and conversion of new technology trends and new medical findings into new products. Should the Group lose touch with technological developments on the market, react too late to major technological developments, or fail to identify a market trend in due time or at all, this could have an impact on its competitive position.

One or several products of the Group could also be entirely replaced by alternative technologies, pharmaceutical procedures or treatment methods. This could decrease or even completely eliminate demand for certain products in future, resulting in losses in sales and earnings.

Carl Zeiss Meditec actively counters this risk by making substantial investments in the field of research and development, as well as in the upstream areas of market intelligence, new business development and advanced technologies (detailed evaluation of new technologies).

The ability of the Carl Zeiss Meditec Group to develop new products and technologies, to enhance existing ones and market them successfully, also depends on its ability to recruit well qualified employees and keep them with the Group in the long-term. When looking for qualified employees, the Carl Zeiss Meditec Group has to compete with many other companies in the same sector. Should it fail to continue recruiting and retaining enough qualified employees, this could limit the technical advancement and sale of the products and services offered by Carl Zeiss Meditec.

7.4 Approval of products

In almost all of the countries in which the Carl Zeiss Meditec Group is active, business activities in the medical technology sector are subject to comprehensive government regulations. Particular attention must be paid to legal requirements concerning the manufacture and marketing of medical devices. In many countries, medical devices require explicit marketing approval or certification. Since the products of the Group are intended for a global market, they must comply with the relevant legal requirements worldwide.

Although the relevant legal requirements are incorporated into all stages of development, production and distribution, there can be no guarantee that regulatory approvals for the launch of products in the market as scheduled by the Company will be granted at all or in due time, or that the various registrations of the Group will continue to exist or be renewed in the future. This could lead to losses in sales. For instance, if the regulatory approval of a product is delayed, competitors may launch new products in the meantime and thereby win market shares, as a product whose market launch is delayed may, in some circumstances, not be met with (full) acceptance. It is also possible that a sales ban is imposed on the products of the Carl Zeiss Meditec Group, or that the requirements for regulatory approval are tightened in future.

In order to be able to identify such developments in good time and react appropriately, the Group keeps a close eye on developments in this area and monitors approval procedures in great detail within the scope of its quality management system.

7.5 Dependence on affiliated companies and external suppliers

The Carl Zeiss Meditec Group and the Carl Zeiss Group have close contractual relationships in some areas. This relates in particular to the procurement of IT services and agreements with distribution companies of the Carl Zeiss Group to ensure the distribution of the Carl Zeiss Meditec Group's products in various countries where the latter is not represented by its own distribution staff.

No guarantee can be given that the conditions for the services provided for the Carl Zeiss Group will not deteriorate in future. This involves the risk that the Carl Zeiss Meditec Group may be unable to quickly turn to other lower-cost providers.

The Carl Zeiss Meditec Group mainly uses components from external suppliers to manufacture its products. Cooperation with external suppliers is becoming progressively more intense due to general cost pressure and the complexity of the components being supplied, leading to mutual dependencies. Outsourcing contracts to third parties involves the risk of non-delivery or delivery delays if individual business or cooperation partners do not duly fulfil their contractual obligations. No guarantee can be given that external suppliers will not raise the prices of services rendered in the future. Furthermore, suppliers may decide, for various reasons, to terminate their business relationships with the Company. Qualifying new suppliers, which would be necessary in this case, may take a long time. In addition, the Carl Zeiss Meditec Group may be liable vis-à-vis its own customers for the breach of contractual obligations by its business and cooperation partners. This could have negative implications for the production, sales and the quality of the Group's products.

Thanks to the qualification of its suppliers, the identification of secondary suppliers and the preparation of a strategic inventory plan, Carl Zeiss Meditec takes the best possible measures to counter these risks.

7.6 Patents and intellectual property

The competitiveness of the Carl Zeiss Meditec Group depends on the protection of its technological innovations against the exploitation of these innovations by third parties. In order to achieve this, the Group protects its own inventions through patents, acquires or licences patents from third parties and endeavours to protect these patents and its other intellectual property. The expiry of property rights, particularly patents, as well as the geographical limitation of property rights could, however, result in new or existing competitors exploiting the inventions of the Carl Zeiss Meditec Group to enter the market or strengthen their market position.

Furthermore, in spite of the measures taken by the Group to protect its patents and other intellectual property, third parties may still attempt to copy products of Carl Zeiss Meditec Group in whole or in part, since the unauthorised use of intellectual property is generally difficult to monitor and copyright laws only provide limited protection. In this context, the Carl Zeiss Meditec Group may become involved in lengthy and costly litigation proceedings. There is no guarantee that the measures of Group to protect its own intellectual property rights will successfully prevent the development and design of products or technologies that are either similar to or could compete with the products of the Carl Zeiss Meditec Group. If the technological innovations cannot be sufficiently protected, the competitiveness of the Carl Zeiss Meditec Group may be impaired.

In order to avoid the above-mentioned legal disputes, patents and patent applications in the relevant fields are analysed by the patent department at regular intervals.

7.7 Loss of confidential data

The Carl Zeiss Meditec Group owns a large number of business secrets. No guarantee can be given that the confidentiality of these business secrets will be effectively protected and remain intact. If business secrets of the Carl Zeiss Meditec Group become known to competitors, this may have negative effects on the Group's competitive position. To limit this risk, ethical rules of behaviour were anchored in the so-called Code of conduct of the Carl Zeiss Group and brought to the attention of all employees.

In the sphere of IT solutions the Group has established a number of mechanisms for the protection of confidential data. Conformance to and effectiveness of these measure is being continuously monitored.

7.8 Product liability risk

There is an inherent risk that malfunctions of some of the medical devices manufactured by the Carl Zeiss Meditec Group cause injuries to patients. The risk cannot be entirely excluded, even if the Carl Zeiss Meditec Group applies all reasonable quality control measures and complies with all legal requirements. Although no significant product liability claims have been made against the Group to date, no guarantee can be given that the Carl Zeiss Meditec Group will not be faced with such claims in the future. On the one hand, this may lead to considerable legal costs, irrespective of whether a claim for damages ultimately materialises. On the other hand it could damage the reputation of the Carl Zeiss Meditec group in the long term.

The Group has covered itself against possible product liability claims by means of product liability insurance. A particular risk is posed by potential product liability claims brought against the Group in the USA, as the damages awarded by the courts can be very high. Product liability may also require costly recall campaigns. It cannot be entirely excluded that the Carl Zeiss Meditec Group's existing insurance coverage is not sufficient for potential claims, nor can it be guaranteed that the Carl Zeiss Meditec Group will be able to take out insurance policies against product liability risks at acceptable economic conditions in future.

7.9 Acquisition of businesses

Pursuant to IFRS 3, the goodwill usually arising from the acquisition of other companies is not subject to planned amortisation, but is rather regularly examined for impairment. For this purpose a so-called impairment test is carried out pursuant to IAS 36. In this connection, the cash flows anticipated for the individual acquired businesses, so called cash-generating units (CGU), are determined and discounted to the balance sheet date. It is determined whether the carrying amount of the CGUs exceeds the recoverable amount of the same. An impairment is indicated if the recoverable amount is lower than the carrying amount. Carl Zeiss Meditec reviews for impairment of its goodwill at least once a year. In the event of a deterioration in the net worth, financial position or earnings of the acquired companies, it is possible that the Group will be obliged to show an impairment affecting net income for the goodwill entered in the balance sheet in the consolidated financial statements.

As a result of past acquisitions of the former Asclepion-Meditec AG by Carl Zeiss Ophthalmic Systems AG, the former hiko medical communication GmbH (today trading as Carl Zeiss Meditec Systems GmbH), the US company Laser Diagnostic Technologies Inc. and the French Carl Zeiss Meditec S.A.S. (former Ioltech S.A.), Carl Zeiss Meditec is showing goodwill totalling around € 103.7 million in the consolidated balance sheet as of 30 September 2007. The impairment test carried out in the past financial year did not give any indication of impairment of the assets allocated to this balance sheet item. On the basis of business trends, the Group anticipates positive results for future tests. For the future, however, it cannot be completely ruled out that the net worth, financial position and earnings of individual or all of the acquired companies referred to above will deteriorate. In such an event, Carl Zeiss Meditec may be forced to show an impairment affecting net income for the goodwill entered in the balance sheet in the consolidated financial statements.

In the future, the Group's continued growth can be achieved, among other things, by acquiring other companies. In this respect, the Carl Zeiss Meditec Group competes with other manufacturers for suitable acquisition targets. Suitable target companies may not exist or be available at acceptable conditions. Acquisitions also bear the additional entrepreneurial risk that the acquired company does not perform as expected in the market and does not reach the sales or earnings figures or synergies targeted in connection with the acquisition.

In connection with the future acquisition of other companies there is a basic possibility that the Company is unable to fully integrate these companies into the Carl Zeiss Meditec Group. In such an event, this could have a negative impact on the net worth, financial position and earnings of the Carl Zeiss Meditec Group. Further details to business acquisitions concerning Carl Zeiss Meditec can be found in section "(3) Business acquisitions and sales" in the notes to the consolidated financial statements.

7.10 Legal risks

Within the scope of its business operations, the Carl Zeiss Meditec Group could be party to various litigation proceedings or may become involved in such proceedings in future. These could individually have a significant impact on the economic position of the Carl Zeiss Meditec Group. It is not possible to determine or predict the outcome of pending or threatened proceedings. Involvement in any litigation could lead to considerable costs, irrespective of the outcome. From today's perspective there is no threat of significant risks from legal disputes. If needed, sufficient provision will be made in the form of reserves.

Further details of legal disputes and arbitration proceedings involving Carl Zeiss Meditec can be found in section "(19) Contingent liabilities and other financial commitments" in the notes to the consolidated financial statements.

7.11 Other disclosures in accordance with Art. 315 Section 2, No. 2 HGB

Price change risks can never be ruled out. However, Carl Zeiss Meditec counters these risks by focusing on product innovations and optimising its production costs by cost-cutting and efficiency enhancing measures.

Potential risks arising from the loss of trade receivables are minimised by an active trade receivables management system. The Group also regularly sets up adequate provisions to cover such risks. On the whole, however, this can be regarded as a limited risk. The ratio of value adjustments of trade receivables to consolidated revenue was 1.6% in the year under review (previous year: 2.3%).

The financial situation of Carl Zeiss Meditec can be considered stable. Cash and cash equivalents amounted to € 217.9 million as of the balance sheet date 30 September 2007. These are added to credit of € 59.2 million, expressed as receivables from the Group Treasury of Carl Zeiss AG. There was no restricted cash as of 30 September 2007. The Group also generated cash flow from operating activities of € 56.1 million in the period under review. There are therefore no liquidity risks at the present time.

Carl Zeiss Meditec is not subject to any significant fluctuations in cash flow that would result, for example, from a distinct seasonality of the business.

As a company with global operations, Carl Zeiss Meditec is exposed to the risk of currency rate fluctuations and has entered into currency forward contracts to hedge against its exchange risks based on planned transactions in foreign currencies. These contracts generally cover a period of up to one year.

7.12 Total evaluation of risks

Compared to the previous year there were no significant changes in the risk situation of the Carl Zeiss Meditec Group during the reporting period. The assessment of the overall risk situation is the result of a consolidated consideration of all substantial individual risks. From today's perspective no risks are perceptible which could – alone or combined – jeopardise the future company operations of the Carl Zeiss Meditec Group.

8 Disclosures pursuant to Articles 289 Section 4, 315 Section 4 HGB

The share capital of Carl Zeiss Meditec AG amounts to € 81,309,610 and is composed of 81,309,610 no-par value ordinary bearer shares (no-par value shares). Each share entitles the bearer to one voting right and an equal share in Company profits.

Carl Zeiss Meditec is aware of the following direct and indirect holdings in the capital of Carl Zeiss Meditec AG in excess of ten percent of the voting rights. Carl Zeiss AG, Oberkochen, Germany, holds, both directly and indirectly, a total of 65.05% of the voting rights in Carl Zeiss Meditec AG. This corresponds to 52,893,270 no-par value shares. Carl Zeiss AG also indirectly holds 7.47% of the voting rights or 6,074,256 ordinary shares in Carl Zeiss Meditec AG through its second-tier subsidiary Carl Zeiss Inc., of Thornwood, USA.

Employees of Carl Zeiss Meditec AG or its affiliated companies pursuant to Art. 15ff AktG, who participate in the Company via employee share plans relating to the share capital of Carl Zeiss Meditec AG, exercise their control rights directly like all other shareholders of the Company.

Pursuant to Art. 179 and Art. 133 AktG, an amendment to the Articles of Association requires a resolution by the General Meeting which, in turn, requires a simple majority of the votes cast and a majority comprising at least three quarters of the share capital represented at the time the resolution is passed. The Articles of Association may specify a different capital majority; in the case of an amendment to the purpose of the Company, however, only a larger capital majority may be specified. Art. 24 of Carl Zeiss Meditec AG's Articles of Association states that in cases for which the law requires a majority of the share capital represented at the time of resolution, a simple majority of the share capital represented is sufficient, provided that a greater majority is not mandatory by law. In accordance with Art. 27 of the Articles of Association of Carl Zeiss Meditec AG, the Supervisory Board is authorised to resolve amendments to the Articles of Association that only affect the version. This is in compliance with Art. 179 Section 1 Sentence 2 AktG.

The legal provisions concerning the appointment and dismissal of members of the Management Board are set forth in Art. 84 and Art. 85 AktG. In conformance with this, Art. 6 Section 2 of the Articles of Association of Carl Zeiss Meditec AG stipulates that the appointment of members to the Management Board and the revocation of such appointments are the responsibility of the Supervisory Board. Pursuant to statutory provisions, a member of the Management Board may only be dismissed for compelling reasons.

In accordance with Art. 4 Section 5 of the Articles of Association of Carl Zeiss Meditec, Authorised Capital I exists. Subject to the approval of the Supervisory Board, the Management Board is accordingly authorised to increase the share capital by up to € 39,654,800.00 through one or more issues in the period up until 9 March 2011. To this end, new no-par value bearer shares may be issued against cash or contributions in kind. The Management Board is authorised, subject to the approval of the Supervisory Board, to exclude the statutory subscription rights of shareholders in the following cases:

- to balance out fractional amounts,
- if the capital increase is effected against cash contributions and the new shares, for which subscription rights are excluded, are equivalent to no more than 10% of the share capital, neither on the date the increase becomes effective, nor on the date this authorisation is exercised, and the issuing price of the new shares is not significantly lower than the market price of shares of the same type and structure already publicly quoted. Sales of own shares on the basis of other authorisations pursuant to

Art. 186 (3) sentence 4 AktG must be taken into account in the limitation to 10 % of the share capital.
- for capital increases against contributions in kind to grant shares for the purpose of acquiring companies, parts of companies or equity interests in companies.

The Management Board shall be authorised, subject to the approval of the Supervisory Board, to specify the details of the capital increase from Authorised Capital I.

In accordance with Art. 4 Section 6 of the Articles of Association of Carl Zeiss Meditec, Authorised Capital II continues to exist. This authorises the Management Board, subject to the approval of the Supervisory Board, to increase the Company's share capital, on one or several occasions until 18 March 2009, by a maximum of € 1,000,000.00 by issuing new no-par-value bearer shares against cash contributions and/or contributions in kind. The new shares will be issued to employees of Carl Zeiss Meditec AG and its subsidiaries. Shareholders' subscription rights are excluded. The Management Board is authorised, subject to the approval of the Supervisory Board, to specify the further details of capital increases from Authorised Capital II.

Based on the resolution of the General Meeting of Carl Zeiss Meditec AG dated 9 March 2007, the Management Board is authorised to purchase own shares. This authorisation is valid until 8 September 2008. The shares may be acquired to:
- offer them for purchase to employees of the Company and affiliates of the Company as defined by Art. 15 ff. AktG, or
- use them for the purpose of mergers with companies or within the scope of purchasing companies, parts of companies or shares in companies, or
- to recall them.

This authorisation is limited to the acquisition of shares equivalent to share capital of € 8,130,000.00 or less than 10% of the total existing share capital. The shares shall be purchased at the stock exchange. The consideration paid by the Company per share (excluding incidental purchase costs) may not be more than 10% above or below the closing rate of the shares in Xetra trading system (or an equivalent successor system to the Xetra trading system) at the Frankfurt Stock Exchange on the previous day of business.

The Company has not entered into any significant agreements conditional upon a change of control following a takeover bid.

Nor has the Company concluded any compensation agreements with the members of the Management Board or employees for the event of a takeover offer.

9 Forecast report

9.1 Economic conditions[14]

The Joint Economic Forecast project group expects a global increase of 3.0 % in real gross domestic product. Global growth will accordingly lose some of its momentum (2007: 3.2 %). The project group predicts unchanged nominal exchange rates, a constant oil price and no increase in interest rates in the Eurozone until the second half of 2008. Economic researchers see risks in the correction on the property market in the USA, which is more significant than previously forecast. It is also expected to have an impact on the dynamics of private consumption in the USA, following a weakness of the US economy focused on the residential real estate sector. The appreciation of the euro could have an additional dampening effect in the Eurozone. The economic recovery in industrial countries – already showing signs of slackening off during the reporting period – is likely to continue to weaken in the current year. To date, the economic downturn in the USA is barely noticeable in the emerging markets.[15]

GDP is expected to increase by 2.1 % in the USA in 2008 (2007: 1.9 %). The growth rate experienced in Japan this year is expected to decline in 2008, although there will be no economic slump to speak of (2008: 1.7 %; 2007: 2.0 %).[16]

Over the year, the Joint Economic Forecast project group expects average growth of just 2.1 % in Germany's real GDP. The project group attributes this slowdown in growth in particular to the curbing effects of foreign trade.[17]

The economic prediction of the project group is for a growth of 2.2 % in the GDP in Germany.[18]

9.2 Strategy

We are striving to consistently pursue our goals through the following six strategic priorities:

- We want to further optimise our global organisation, in order to raise our competitive clout.
- We are committing ourselves to a high-performance corporate culture that is carried by all of our engaged and competent employees.
- We are improving the efficiency of the entire value-added process from the development to the marketing of our innovative products and solutions.
- We are generating a competitive advantage for ourselves through the more intensive care of our customers and more effective sales and distribution structures.
- We will move on from our outstanding market positions to expand more rapidly into the markets of the next decade.
- We are adapting significant processes to uniform company-wide standards, to drive cross-departmental integration rapidly forward and thus make the organisation more efficient overall.

We can be proud of our record over recent years and will take the necessary steps to ensure that our path in the future is paved with the same level of success.

9.3 Planning assumptions

We continue to anticipate an economic environment that is conducive to our business development. Our planning for the next two years concurs with

[14] Projektgruppe Gemeinschaftsdiagnose ("Joint diagnosis project group"), [illegible] 2007 [illegible] (Autumn 2007 "Upswing takes a break"), [illegible] 2007, 18 October 2007, Essen
[15] Cf. ibid., p. 12
[16] Cf. ibid., p. 12
[17] Cf. ibid., p. 26
[18] Cf. ibid., p. 31

that of leading economic research institutes. For the markets we target, we assume – depending on the segment – growth rates of between 4 % and 10 % as stated in section 3.1.2 "Industry development".

A downturn in the world economy, in particular due to the rise in the price of raw materials and the appreciation of the euro against other currencies such as the US dollar and the Japanese yen, may present a risk to future development. Further risks include the emergence of new treatment methods not anticipated by us and a change in the cost reimbursement policy for certain treatments in individual markets. From a regional point of view, in our opinion there is considerable uncertainty with regard to the effects of the strong decline in consumer spending and negative economic growth in the US market which is so important to us.

Our continued development in some areas must be seen in the context of availability of expedient external growth options. However, the actual realisation of these options depends on whether the respective companies or cooperation partners can be found at reasonable economic conditions.

9.4 Outlook

Based on the general conditions and planning assumptions above, we assume that we will be able to continue our successful business development in the next two financial years.

One of the pillars for this is the management structure of our business in the form of three strategic business units. The latter are aligned to the main customer groups of the Carl Zeiss Meditec Group. This structure is aimed at enabling us to react even better and faster to our customers' wishes and requirements in the form of new products.

In terms of strategic business units the goals are as follows:

a) Strategic business unit "Ophthalmic Systems"

Our goal in this sector is to consolidate and further expand our market position. It is anticipated that products such as the VisuMax® femtosecond laser and systems such as the Cirrus™ HD-OCT diagnostic system – both already established on the market – will contribute to this goal. In particular, we see growth potential in equipment for the early detection of serious eye diseases such as age-related macular degeneration (AMD) and glaucoma. Overall we strive for a medium further improvement of the level of profitability already reached, without neglecting the necessary investments.

b) Strategic business unit "Surgical Ophthalmology"

Following a slight fall in revenue in the past financial year, mainly attributable to the optimisation of the existing product portfolio, we anticipate an increase in revenue in this sector in 2007/2008. This growth should be underpinned by the two intraocular lenses XL Stabi® and Invent ZO®, together with the innovative intraocular lenses of Acri.Tec, the company acquired in early October. In Europe, in particular, there are additional opportunities arising from the regional strengthening of the intraocular lens business.

c) Strategic business unit "Neuro/ENT"

We are working on the assumption that we will be able to sustain the growth of this business unit in financial year 2006/2007 with regard to sales and profitability. In Neuro/ENT we will continue to drive forward the development of new, highly precise and innovative visualisation solutions. Most importantly, the goal here is to give surgeons additional tools which enable them to further improve the level of precision and efficiency of their treatments. The OPMI® Pentero® and OPMI Lumera® surgical microscopes are highly ranked. Both of these systems are platforms that – depending on the surgeon's requirements – can be enhanced with innovative diagnostic solutions. Additional potential will ensue from integration, particularly of the OPMI® Pentero®, into existing hospital and practice networks.

By way of summary, on this basis there are three priorities for the medium-term growth of Carl Zeiss Meditec. Firstly, we must develop our ongoing business through an expanded product range and stronger customer orientation. Secondly, our strong position in existing markets should be used to penetrate selected neighbouring market segments and areas of treatment with interesting growth potential. Thirdly, we should endeavour to increase in the portion of consolidated revenue attributable to integrated solutions in all areas in which Carl Zeiss Meditec operates.

For the next two years, the Carl Zeiss Meditec Group will strive to continue its profitable expansion course. In this context the growth in revenue, adjusted for the effects of exchange rates, should at least equal the rate of market growth in the relevant segments in this period. Furthermore, a two-digit EBIT return is anticipated in the future.[19]

10 Final declaration to the dependency report – Declaration by the Management Board pursuant to Art. 312 Section 3 AktG

As a member of Carl Zeiss AG, Carl Zeiss Meditec AG has prepared a dependent company report pursuant to Art. 312 German Stock Corporation Act (AktG). In the light of the circumstances known to the Management Board at the time the legal transactions were concluded, the companies of Carl Zeiss Meditec AG received an appropriate consideration for each of the transactions listed in this report concerning relations to affiliated companies. No other reportable transactions pursuant to Art. 312 Section 1 Sentence 2 AktG were entered into by the Company.

11 Declaration of the Management Board in accordance with Art. 264 Section 2 Sentence 3 HGB

To the best of our knowledge and in accordance with the applicable principles for reporting, the annual financial statements of the Carl Zeiss Meditec Group give a true and fair view of the net assets, financial position and results of operations of the Company, and the management report includes gives a true and fair view of the development and performance of the business and the position of the Company, together with a description of the principal opportunities and risks.

Jena, 30 November 2007

Ulrich Krauss
President and CEO

Bernd Hirsch
Member of the Management Board

Dr. Ludwin Monz
Member of the Management Board

James L. Taylor
Member of the Management Board

Consolidated income statement (IFRS) for the period from 1 October 2006 to 30 September 2007

(Figures in € '000)	Note	Financial year 2006/2007 1 October 2006 – 30 September 2007	Financial year 2005/2006 1 October 2005 – 30 September 2006
Revenue	(2o)	569,695	390,563
Cost of goods sold		(274,176)	(206,804)
Gross profit		295,519	183,759
Selling and marketing expenses		(134,401)	(74,882)
General and administrative expenses		(32,130)	(23,614)
Research and development expenses	(22)	(59,235)	(38,303)
Other income		626	821
Other expense		(131)	-
Foreign currency gains/(losses), net	(2b) (20)	111	305
Earnings before interests, income taxes, depreciation and amortisation		*82,180*	*58,851*
Depreciation and amortisation		*11,821*	*10,765*
Earnings before interests and income taxes		70,359	48,086
Interest income		9,707	2,472
Interest expense		(6,391)	(3,369)
Other financial result		2,438	(1,627)
Earnings before income taxes		76,113	45,562
Income tax expense	(23)	(26,467)	(15,858)
Net income		49,646	29,704
Attributable to: Shareholders of the parent company		47,757	26,688
Minority interest		1,889	3,016
Profit/(loss) per share, attributable to the shareholders of the parent company in the current financial year (€): – Basic/diluted	(2q)	0.61	0.82

The following notes to the consolidated financial statements are an integral part of the consolidated financial statements.

Consolidated balance sheet (IFRS) for the year ended 30 September 2007

(Figures in € '000)	Note	30 September 2007	30 September 2006
ASSETS			
Goodwill	(2d) (4)	103,733	101,380
Intangible assets	(2e) (5)	21,942	25,665
Property, plant and equipment	(2f) (6)	31,523	29,865
Investments	(7)	362	362
Deferred tax assets	(2h) (23)	28,688	17,800
Noncurrent trade receivables	(9)	1,587	-
Other noncurrent assets		798	25
Total noncurrent assets		**188,633**	**175,097**
Inventories	(2i) (8)	101,165	56,345
Trade receivables	(9)	96,638	58,693
Accounts receivable from related parties	(2s) (24)	15,505	7,162
Treasury receivables	(2s) (24)	59,167	32,340
Tax refund claims		3,105	-
Other current assets	(10)	9,108	6,480
Securities		5,068	-
Restricted cash	(12)	-	4,685
Cash and cash equivalents	(24)	217,921	45,638
Total current assets		**507,677**	**212,343**
Total assets		**696,310**	**387,440**

The following notes to the consolidated financial statements are an integral part of the consolidated financial statements.

(Figures in € '000)	Note	30 September 2007	30 September 2006
LIABILITIES AND EQUITY			
Share capital	(13)	81,310	32,524
Capital reserve		313,863	141,909
Retained earnings	(13)	96,404	60,579
Gains and losses recognised directly in equity	(20)	(19,971)	(11,922)
Equity before minority interest		471,606	223,090
Minority interest	(13)	9,644	10,083
Total equity		**481,250**	**233,173**
Provisions for pensions and similar commitments	(2m) (14)	11,267	1,784
Other noncurrent provisions	(2n) (15)	4,023	745
Noncurrent financial liabilities	(16)	13,132	24,729
Noncurrent leasing liabilities	(2j) (19)	19,645	22,708
Other noncurrent liabilities		3,238	2,401
Deferred tax liabilities	(2h) (23)	11,262	7,121
Total noncurrent liabilities		**62,567**	**59,488**
Current provisions	(2n) (15)	34,531	20,096
Current accrued liabilities	(17)	33,772	14,111
Current financial liabilities		617	18
Current portion of noncurrent financial liabilities	(16)	10,108	1,152
Current portion of noncurrent leasing liabilities	(2j) (19)	1,012	1,012
Trade payables		25,127	15,362
Current income tax liabilities		4,671	9,059
Accounts payable to related parties	(2s) (24)	11,850	11,876
Treasury payables	(2s) (24)	9,446	9,484
Other current liabilities	(18)	21,359	12,609
Total current liabilities		**152,493**	**94,779**
Total liabilities		**696,310**	**387,440**

The following notes to the consolidated financial statements are an integral part of the consolidated financial statements.

Consolidated cash flow statement (IFRS) for the period from 1 October 2006 to 30 September 2007

(Figures in € '000)	Note	Financial year 2006/2007 1 October 2006 – 30 September 2007	Financial year 2005/2006 1 October 2005 – 30 September 2006
Cash flows from operating activities:			
Net income		**49,646**	**29,704**
Adjustments to reconcile net income to net cash provided by/(used in) operating activities			
Income tax expenses	(23)	26,467	15,858
Interest income/expenses		(3,316)	897
Depreciation and amortisation	(5) (6)	11,821	10,765
Appreciation and write-ups	(5) (6)	–	(63)
Impairment of financial assets	(7)	–	1,627
Gains/losses on disposal of property, plant and equipment		662	67
Result from sale of Ioltech Italia S.R.L., deconsolidation Ioltech Belgie BVBA		(53)	–
Interest and dividends received		9,397	2,229
Interest paid		(3,905)	(3,293)
Income tax reimbursement		3,105	369
Income taxes paid		(27,673)	(12,473)
Cash inflow from transfer of provisions to Carl Zeiss Meditec Japan		5,275	–
Changes in working capital:			
Trade receivables	(9)	(7,525)	(6,904)
Inventories	(8)	(16,504)	(4,148)
Other assets	(10)	(2,019)	58
Trade payables		3,121	(348)
Provisions and financial liabilities	(14)(15)	2,072	6,623
Other liabilities	(17)	5,508	1,901
Total adjustments		6,433	13,165
Net cash provided by operating activities		**56,079**	**42,869**
Cash flows from investing activities:			
Change of restricted cash	(12)	4,685	(4,685)
Investment in property, plant and equipment	(6)	(5,100)	(6,352)
Investment in intangible assets	(5)	(1,554)	(340)
Investment in plan assets pension fund	(14)	(3,195)	(1,750)
Proceeds from sale of property, plant and equipment		164	40
Repayment of loans		–	250
Investment in securities		(4,930)	–
Acquisition of the surgical business (Carl Zeiss Surgical GmbH, Carl Zeiss Surgical Inc.) against grant of shares	(3)	649	–
Acquisition of Carl Zeiss S.A., Spain	(3)	(3,756)	–
Acquisition of the medical distribution organisation in France		–	(850)
Acquisition of consolidated companies, net of cash acquired (2006/2007, Ioltech: € 5,096 thsd., 2005/2006: LDT. € 125 thsd., Ioltech: € 12,303 thsd.)	(3)	(5,096)	(12,428)
Sale of Ioltech Italia S.R.L.	(3)	(138)	–
Net cash used in investing activities		**(18,271)**	**(26.115)**
Cash flows from financing activities:			
Proceeds/(repayments) of noncurrent financial liabilities	(16)	(368)	(346)
Proceeds/(repayments) from current loans from related parties	(24)	(1,788)	(3,794)
(Increase)/decrease in treasury receivables	(24)	(3,576)	(16,019)
Increase/(decrease) in treasury payables	(24)	(15,420)	9,484
Change of leasing liabilities		(871)	(1,099)
Proceeds from a capital increase	(13)	174,584	–
Costs from capital increase (net of taxes)	(13)	(6,636)	–
Dividend payments to minority shareholders of Carl Zeiss Meditec Co. Ltd. (Japan)	(13)	–	(2,020)
Dividend payments to shareholders of Carl Zeiss Meditec AG	(13)	(11,383)	(5,204)
Acquisition of treasury shares		–	(268)
Net cash provided by/(used in) financing activities		**134,542**	**(19,266)**
Effect of exchange rate fluctuation on cash and cash equivalents		(1,067)	(853)
Net increase/(decrease) in cash		**171,283**	**(3,365)**
Cash and cash equivalents, beginning of reporting period		46,638	50,003
Cash and cash equivalents, end of reporting period		**217,921**	**46,638**

The following notes to the consolidated financial statements are an integral part of the consolidated financial statements

Consolidated statement of changes in equity (IFRS)

(Figures in € '000)	Share capital	Capital reserve	Retained earnings	Gains and losses recognised directly in equity	Treasury shares	Equity before minority interest	Minority interest	Total equity
As of 1 October 2005	**32,524**	**141,909**	**39,904**	**(8,924)**	**(4)**	**205,409**	**13,804**	**219,213**
Net income	–	–	26,688	–	–	26,688	3,016	29,704
Dividend payments	–	–	(5,204)	–	–	(5,204)	(2,020)	(7,224)
Issuance of treasury shares to employees	–	–	–	–	4	4	–	4
Foreign currency translation	–	–	–	(2,996)	–	(2,996)	(514)	(3,510)
Changes in the reporting entity	–	–	(809)	(2)	–	(811)	(4,203)	(5,014)
As of 30 September 2006	**32,524**	**141,909**	**60,579**	**(11,922)**	**–**	**223,090**	**10,083**	**233,173**
Net income	–	–	47,757	–	–	47,757	1,889	49,646
Dividend payment	–	–	(11,383)	–	–	(11,383)	–	(11,383)
Capital increase against cash consideration	17,286	153,258	–	–	–	170,544	–	170,544
"Fair value measurement of available-for-sale financial assets"	–	–	–	1,436	–	1,436	–	1,436
Foreign currency translation	–	–	–	(9,478)	–	(9,478)	(713)	(10,191)
Changes in the reporting entity	31,500	18,696	(549)	(7)	–	49,640	(1,615)	48,025
As of 30 September 2007	**81,310**	**313,863**	**96,404**	**(19,971)**	**–**	**471,606**	**9,644**	**481,250**

The following notes to the consolidated financial statements are an integral part of the consolidated financial statements

Notes to the consolidated financial statements for financial year 2006/2007 (IFRS)

(1) The Company

(a) Description of operations

Carl Zeiss Meditec AG ("Carl Zeiss Meditec" or the "Company") and its subsidiaries are engaged in the business of developing, manufacturing and marketing medical laser and diagnostic systems, intraocular lenses and consumables for ophthalmology and visualisation solutions for neuro, ear, nose and throat surgery. The headquarters of the parent company, Carl Zeiss Meditec AG, are located in Jena, Germany's traditional centre of excellence for optical and optical-related technologies. The Company has major subsidiaries in the USA, in France, Japan and Germany. Together, these form the Carl Zeiss Meditec Group (the "Group").

The Group's business activities focus on two core areas, ophthalmology and neuro- and ENT surgery. The Company's customers are physicians in various fields and hospitals worldwide.

Carl Zeiss Meditec AG is recorded in the commercial register at Jena Local Court under HRB 205623. The domicile of the Company is 07745 Jena, Germany, Göschwitzer Straße 51–52. The consolidated financial statements may be obtained from the Company's headquarters and are published in the Internet.

(b) Basis of presentation

The consolidated financial statements of Carl Zeiss Meditec AG were prepared in accordance with International Financial Reporting Standards ("IFRS") promulgated by the International Accounting Standards Board ("IASB"), London, and take into account all adopted accounting standards and interpretations adopted by 30 September 2007 for which application is mandatory, as they are to be applied in the EU. The present version of the consolidated financial statements complies with the provisions of Art. 315a of the German Commercial Code *(Handelsgesetzbuch, HGB)*. It forms the legal basis for the group accounting in accordance with international standards in Germany, in conjunction with the Regulation (EC) No. 1606/2002 of the European Parliament and Council dated 19 July 2002 relating to the application of international accounting standards, and applies to the financial years commencing on or after 1 January 2005.

The financial year of Carl Zeiss Meditec and its subsidiaries ends on 30 September.

(2) Accounting and valuation principles

(a) Principles of consolidation

The consolidated financial statements comprise the statements of Carl Zeiss Meditec AG and its subsidiaries. Subsidiaries are companies controlled by Carl Zeiss Meditec. A company is controlled if Carl Zeiss Meditec has the opportunity to determine the financial and business policy in order to generate benefits from the company's activities. Carl Zeiss Meditec holds the majority of voting rights in all of the companies it controls. A full breakdown of the shareholdings of Carl Zeiss Meditec can be found in note (28) "Other mandatory disclosures pursuant to Art. 314 HGB" in these notes to the consolidated financial statements.

Capital consolidation takes place in accordance with the acquisition method pursuant to IFRS 3 "Business combinations". This means that the first-time evaluation values the identifiable assets and liabilities at their respective fair values on the date of acquisition. Minority interests are thus stated as a proportion of the attributable fair values of the assets and liabilities. The acquisition costs of the acquired interests are offset against the Group's share in the subsidiary's equity valued at fair value. Insofar as an asset-side difference remains after this offsetting, this is reported as goodwill under "Intangible assets". The figures for the subsidiaries acquired in the year under review are incorporated in the consolidated income statement according to their affiliation to the Group, i.e., from their effective date of acquisition (possibility to be controlled). A subsidiary is deconsolidated as soon as Carl Zeiss Meditec loses its control over the company. Third-party equity interests are recorded in the consolidated financial statements as part of consolidated equity under the item "Minority interest".

Investments of less than 20% are reflected in the accounts by the cost method if the Company is unable to exercise significant influence and the investee enterprise is not listed on a stock exchange.

Intragroup business combinations, uniting of interests or similar transactions are regarded – both from the perspective of the superordinate parent company (Carl Zeiss AG) and from the perspective of the participating subsidiary (Carl Zeiss Meditec) – as "transactions under common control" which, pursuant to IFRS 3.3, are not to be classified as company acquisitions. Transactions under common control are treated in Carl Zeiss Meditec's balance sheet according to the principle of "predecessor accounting"[1], under the assumption that the consolidated financial statements of Carl Zeiss Meditec are to be regarded merely as an excerpt from the consolidated financial statements of the superordinate parent company, Carl Zeiss AG. The respective assets and liabilities are thus carried at book value.

All significant intragroup transactions, balances and interim results between Group companies are eliminated as part of consolidation.

Minority interests in the net assets of consolidated subsidiaries were calculated and shown in the consolidated balance sheet separate from the liabilities and the equity attributable to shareholders of the parent company.

(b) Foreign currency translation

The consolidated financial statements were prepared in thousands of euros (€ '000 or € thousand), as the majority of group transactions are in this currency, and because this currency is the functional currency of Carl Zeiss Meditec. Unless there is a note to the contrary, all amounts are stated in € '000 or € thousand. Figures are rounded according to proper commercial standards; this may result in slight discrepancies.

The assets and liabilities of those foreign subsidiaries whose functional currency is other than the euro are translated using the exchange rate as of the reporting date. Equity transactions were translated at historic rates of exchange on the date of the transaction. The figures in the income statement are converted at the average exchange rate for the financial year. Differences from currency translation are allocated to gains and losses recognised directly in equity.

Transactions conducted in foreign currencies are recorded using the rate of exchange in effect at the transaction date. Assets and liabilities denominated in foreign currency, such as cash and cash equivalents, trade receivables or payables, are revalued each reporting period until settlement. The resulting income or expenses are shown in the income statement under "Foreign currency gains/(losses), net".

[1] Cf. IDW RS HFA 2, side note 43, in accordance with IAS 8.12 this approach refers to the accounting according to US-GAAP (SFAS 141 Appendix D. D11-D13, EITF 90-05)

The following table shows the exchange rates applied in the preparation of the consolidated financial statements:

	Exchange rate on 30 September 2007	Exchange rate on 30 September 2006	+/- %	Average exchange rate 2006/2007	Average exchange rate 2005/2006	+/- %
US$	0.7049	0.7893	-10.7	0.7515	0.8137	-7.6
JPY	0.0061	0.0067	-9.0	0.0063	0.0070	-10.0

(c) Use of estimates
The preparation of the consolidated financial statements in accordance with IFRS necessitates certain assumptions and estimates. These relate to the recognition and measurement of assets and liabilities, income and expenses, and the extent of contingent liabilities. The assumptions and estimates are for the most part related to the stipulation of useful life, accounting and valuation of provisions, as well as the certainty of realising future tax relief. Actual values may vary in individual cases from the assumptions and estimates made. Changes are shown at the time the true value became known.

(d) Goodwill and intangible assets with an indefinite useful life
Goodwill and intangible assets with an indefinite useful life are not subject to scheduled amortisation but are reviewed regularly for impairment (impairment test). During impairment testing as stipulated by IAS 36, the Company assesses whether or not an asset has been impaired. In this regard, Carl Zeiss Meditec determines (i) the cash-generating units, (ii) the respective net assets of the cash-generating units and (iii) the recoverable amounts for the cash-generating units.

Insofar as the recoverable amount of the asset, which corresponds to the higher of the fair value less costs to sell and the value in use, falls below the carrying amount, an impairment will be made. If the reason for previous impairment no longer applies, assets with the exception of goodwill are written up to cost, at the most.

The recoverable amounts for the cash-generating units are identified using cash flow forecasts. These are based on financial forecasts approved by the Company's management and modified to the current state of knowledge in each case. As a rule, they relate to a five year period (previous year: three year period). The longer forecasting horizon is due to the adjustment to the extension of the planning period for the underlying intra-group medium-term planning. The discount rates used for cash flow forecasts are 12.0% and 15.9%. The interest rates conform to IAS 36.55. Cash flows after the five-year period are extrapolated.

Carl Zeiss Meditec reviews its goodwill for impairment at least once a year or at the onset of major events or changed circumstances which indicate that the fair value of a reporting unit of the Group has fallen below its carrying amount. Capitalised intangible assets with an indefinite useful life are also tested for impairment at least once a year, until it has been established that their useful life is no longer indefinite.

Carl Zeiss Meditec completed its annual impairment testing of goodwill and capitalised intangible assets with an indefinite useful life in the last quarter of financial year 2006/2007. The results of these tests did not give any indication of impairment of goodwill or capitalised intangible assets with an indefinite useful life.

With regard to the change in goodwill in financial year 2006/2007 please refer to the presentation in note (4).

(e) Intangible assets
Intangible assets are valued at cost of purchase minus accumulated amortisation and are subject to scheduled depreciation in accordance with the straight–line method over a period of 1 – 10 years, as far as their useful life is not indefinite (see note (3) and note (5)). These assets are also reviewed regularly for impairment (impairment test). Please refer to (d) above with regard to the method applied in the impairment test.

Research costs are carried as ongoing expenses within the meaning of IAS 38 ("Intangible assets").

According to IAS 38, development costs must be capitalised if certain conditions have been verifiably and cumulatively fulfilled. Within Carl Zeiss Meditec only a proportion of the development costs are capitalised, consisting exclusively of the costs for software developed in-house. Costs associated with new product development do not, however, fulfil all the conditions pursuant to IAS 38. As a result of the risks existing up until market launch with regard to approval by the authorities, the condition of capability for future use or future sale of the intangible asset was not fulfilled, and no notable development costs were capitalised during the current financial year.

(f) Property, plant and equipment
Property, plant and equipment are reported at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful life of each asset. The following depreciation periods are applied:

- *Buildings and leasehold improvements* 3–33 years
- *Plant and equipment, other fixtures and fittings, tools and equipment* 1–23 years

Leasehold improvements are depreciated over their estimated useful life or the term of the rental or lease agreement, if shorter. Estimated useful life is evaluated regularly by the Company's management in the light of current technological conditions. Maintenance and repairs are charged to expenses as incurred, while renewals and improvements that extend the useful life or increase capacity are capitalised if they fulfil the general criteria in accordance with IAS 16. In addition, property, plant and equipment are reviewed for impairment (impairment test). Please refer to (d) above with regard to the method applied in the impairment test. Upon the sale or retirement of property, plant and equipment, the accounts are relieved of the cost and the related accumulated depreciation, with any resulting gain or loss disclosed in the income statement.

(g) Financial instruments and risk provisioning
Financial instruments are contracts which give rise to a financial asset of one entity and a financial liability or equity instrument of another entity. According to IAS 32, these include primary financial instruments such as trade payables and receivables. They also include derivative financial instruments that are used to hedge against currency exchange risks and interest rate risks.

Financial assets and financial liabilities are taken into account in the consolidated balance sheet from the date on which the Group becomes a contracting party for the financial instrument. Financial assets acquired or sold at standard market conditions are generally accounted for on the settlement date.

The following applies to the performance relationships underlying the primary financial instruments: depending on the type and amount of the respective performance, to minimise the default risk collateral is required, credit information/references are obtained or historical data from the previous business relationship, in particular payment behaviour, is used. To the extent that default risks can be recognised for the individual financial assets, these risks are covered by allowances. The management is regularly involved in such decisions on risk provisioning.

The general credit risk from the derivative financial instruments used is not believed to be material, for reasons including creditworthiness reviews. It is not possible to ascertain any concentration of default risks from business relationships with individual debtors or groups of debtors.

Primary financial instruments
The primary financial instruments of the Company primarily consist of cash and cash equivalents, treasury receivables and payables (Group cash management of Carl Zeiss Financial Services GmbH, Oberkochen), trade receivables, trade payables, current loans, noncurrent debt and securities.

Loans and receivables and current and noncurrent financial liabilities are carried at amortised cost. These are mainly trade receivables and current and noncurrent assets and debt. The amortised cost of a financial asset or financial liability is the term used to describe that amount at which a financial asset or liability was valued when first recorded, less repayments and loss for impairment.

The amortised cost of current assets and liabilities are generally equivalent to the nominal or repayment amount.

Trade receivables are disclosed at their nominal value, net of any allowance for accounts presumed to be uncollectible.

Appropriate valuation allowances are recorded against doubtful receivables and loans with discernible collection risks; unrecoverable receivables and loans are written off. This control measure takes into account historical bad debt losses, the size and adequacy of securities, as well as other relevant factors. Receivables and loans are written off against these valuation adjustments, if they are considered uncollectible. As a general principle, Carl Zeiss Meditec does not generate or purchase any receivables with the intention of selling them.

Noncurrent, non-interest bearing receivables and notes receivable are discounted based on market conditions; accrued interest is shown as income by the effective interest method.

Existing securities are allocated to the category "Financial assets available for sale" and are thus stated at their fair value. The fair value of the primary financial instruments generally corresponds to the market or stock-market value. The fair value of a primary financial instrument is estimated as the amount that could be obtained in a business transaction between independent contracting partners under prevailing market conditions. The fair values are calculated on the basis of market conditions as of the balance sheet date. Unrealised gains and losses were recorded with no effect on income, taking deferred taxes into account, under the item "Gains and losses recognised directly in equity". In the case of realisation through disposal or in the event of an expected long-term decline in the fair value to below cost, the changes in fair value will be reflected in income. Increases in fair value are always recorded with no effect on income, even if a devaluation recognised in income has occurred previously.

Derivative financial instruments and hedging
Carl Zeiss Meditec is a company with global operations, and as such it is subject to exchange rate fluctuations. In order to hedge against this currency risk, it concludes forward exchange deals based on planned transactions in foreign currency. Hedge accounting within the meaning of IAS 39 is not applied. These contracts generally cover a period of up to one year. The Company does not own any derivative financial instruments for trading purposes, nor does it issue such contracts.

The fair value of the derivative financial instruments is orientated towards the relevant market or stock-market value. The fair value of a financial instrument is estimated as the amount that could be obtained in a business transaction between independent contracting partners under prevailing market conditions. The fair values were calculated on the basis of market conditions as of the balance sheet date – interest rates, currency rates, commodity prices – by the evaluation methods described below.

If there is no active market, the fair value is identified using financial mathematics methods, e.g. by discounting the estimated future cash flows using the market interest rate or by applying recognised option pricing models, and by confirmation by banks which process the transactions.

The fair value of forward currency transactions is calculated based on the average spot exchange rate at the balance sheet date, adjusted for forward premiums and discounts for the respective residual term of the contract, compared to the contracted forward exchange rate.

The nominal value of these forward contracts is not reflected in the consolidated financial statements. Instead, the contracts are measured at their respective fair values at the balance sheet date and disclosed as current assets or liabilities. Changes in the fair value of these derivative instruments are recognised each reporting period in the consolidated income statement as a currency exchange gain or loss.

The fair values of financial instruments are explained in note (20).

(h) Deferred income taxes
Deferred income taxes are computed annually by the temporary concept pursuant to IAS 12 "Income taxes". All liabilities or claims relating to taxes on income and earnings arising during the financial year are reflected in the consolidated financial statements pursuant to the relevant tax laws. Deferred tax assets and liabilities are calculated each year for differences between the consolidated financial statement carrying amounts and tax bases of assets and liabilities, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established for deferred tax assets as necessary to reflect the net amount that is more likely than not to be realised. Income taxes comprise the tax payable or refundable for the reporting period,

plus or minus the change in deferred tax. The effects of a change in tax rates on deferred tax assets and liabilities are recognised in income for the period in which the change was enacted.

(i) Inventories
Inventories are valued at the lower of cost or market value. Costs are primarily determined using the weighted average cost method. Manufacturing costs include materials and labour, as well as direct manufacturing and material overheads including depreciation. In addition, the costs of company retirement benefits, the Company's social establishments and for the Company's voluntary social benefits are also included to the extent that these can be allocated to the production area. Administrative costs are taken into account to the extent that these are attributable to production. Production costs do not include any borrowing costs.

Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

(j) Leasing
The Company has leased certain assets under long-term contracts. Leases are classed as finance leases if the lessee bears the majority of the risks and rewards associated with ownership. All property under arrangements that qualify as finance leases are capitalised as noncurrent assets pursuant to IAS 17 "Leases" at the lower of fair value and the present value of minimum lease payments. The corresponding leasing obligations are carried as current or noncurrent liabilities according to their time to maturity. The lease payments to be paid are divided into a redemption component and an interest component. The redemption component reduces the liability, while the interest component is carried as an interest expense. The capitalised assets are amortised in conformance with IAS 16. IAS 36 is observed with regard to possible impairment. The leasing obligations are carried at the present value identified on the respective balance sheet date.

Other leasing transactions are treated as operating leases; the total payments required under operating lease agreements are reported as expense on a straight-line basis over the term of the lease.

(k) Cash and cash equivalents
Cash on hand and at the bank, together with all liquid securities with an original maturity of up to three months, are disclosed as cash and cash equivalents. This also includes current financial investments at Carl Zeiss Financial Service GmbH which are secured by a declaration of pledge. Because of their short maturity, the carrying amounts of cash and cash equivalents are approximately equal to their fair value.

(l) Gains and losses recognised directly in equity
The item "Gains and losses recognised directly in equity" includes the other changes in equity not reflected in income that are not associated with transactions with shareholders. In the case of Carl Zeiss Meditec, this currently relates to foreign currency translation and unrealised gains and losses on available-for-sale financial assets (see note (11)).

(m) Employee benefit obligations
The Company pension scheme comprises obligations at Carl Zeiss Meditec AG and various subsidiaries arising from current annuities and defined benefit obligations. It also includes liabilities-side provisions of the US company for post-employment benefit obligations for medical costs. The companies of Carl Zeiss Meditec maintain a number of pension schemes: a distinction is made between defined contribution plans and defined benefit plans.

Defined contribution pension plans
In the case of defined contribution benefit plans, the Company does not enter into any commitments other than paying contributions to funds with a specific purpose. The contributions are recognised under personnel expenses as due.

Beside a defined benefit plan, the US subsidiary maintains a savings scheme that is a defined contribution plan for the majority of its employees. The plan enables the participating employees to save a proportion of their income in accordance with the specified guidelines. The Company is currently contributing a percentage of employee contributions up to a certain limit.

Defined benefit pension plans
The Company offers defined benefit pension plans to certain employees. Such benefits are determined primarily by the employee's remuneration and length of service. Such benefits exist at Group companies both in Germany and abroad.

Defined benefit plans within Carl Zeiss Meditec are partly financed by provisions and partly by funds from external sources.

Pension provisions and similar commitments are determined at Group companies within Germany in accordance with actuarial principles based on the Heubeck Guideline Tables 2005 G devised by Prof. Dr. Klaus Heubeck. Pension provisions and similar commitments at foreign companies are determined according to country-specific accounting principles and parameters.

Pension obligations and related costs are calculated by the prescribed projected unit credit method in accordance with IAS 19 "Employee Benefits". The projected unit credit method reflects economic assumptions based on long-term expectations, as well as the performance of assets legally set aside to fund future benefit payments.

Actuarial gains or losses that may arise from changes in the valuation premises or a deviation in actual circumstances from the evaluation basis are only shown as income if the balance of the accumulated actuarial gains or losses amounts to more than 10% of the present value of the defined benefit pension plans and the fair value of the plan assets. Any amount that lies outside the 10% corridor is posted to income over the average residual term of service of employees eligible for pensions, which at 30 September 2007 is estimated to be 15 years. The Company has used the transitional option offered by IFRS 1.20. This option allows a first-time adopter as of 1 October 2004 to recognise all cumulative actuarial gains and losses up to the date of transition to IFRS.

The pension obligations carried in the balance sheet correspond to the present value of the defined benefit obligation (DBO) on the balance sheet date less the fair value of the plan assets, adjusted for accumulated actuarial gains and losses not previously recognised in income.

(n) Provisions
Provisions are formed if the Group has a current (de facto or statutory) commitment as a result of a past event, the outflow of resources with an economic benefit to fulfil the commitment is probable and it is possible to reliably estimate the amount of the commitment. To the extent that the Group expects at least a partial reimbursement for a provision carried as a liability (as is the case, for example, in insurance policies), the reimbursement is only then recorded as a separate asset if the reimbursement is as good as secure. Expenses for the formation of provisions are disclosed in the income statement after deduction of the reimbursement. If the interest impact is material,

provisions are discounted using a pre-tax interest rate, which reflects the specific risks for the liability. In the event of discounting, the increase in the provision over time is carried as interest expenses.

Personnel and social commitments

The provisions for personnel and social are mostly commitments for partial retirement and anniversary expenses, as well as for vacation not yet taken.

The provisions for partial retirement and anniversaries are measured using a projected unit credit method using actuarial surveys. The measurement parameters correspond to the economic assumptions for financing the pension commitments.

Commitments from ongoing operations

The Company furnishes the buyer with a warranty for the perfect functioning of sold products for the contractually agreed period of 15 months. For this purpose, provisions are formed on the basis of the average values of warranty claims made in the past. These provisions are regularly adjusted to reflect actual experience. Such provisions are recorded as cost of goods sold in the same period that the initial sale is recorded.

Other commitments

The provisions for other commitments relate to recognisable individual risks and uncertain commitments, mostly from litigation risks.

(o) Revenue recognition

The Company generates revenue from selling products on the basis of corresponding contracts. The revenue is recognised when all the parts of the product have been supplied, the risks have passed, the payment is agreed or can be determined and there are no major obligations towards the customers and the payment of the receivable is deemed probable. Services are recorded according to their percentage of completion. The general terms and conditions of business at the US subsidiary grant the customer a short-term right of return of 30 days from the date of invoice for diagnostic equipment. The value of projected returns is estimated on the basis of historical data and is reported as a reduction in revenue.

Maintenance revenue from service contracts is realised on a proportionate basis throughout the contractual period of performance.

Revenue is reflected net of dealer commissions, trade discounts, customer bonuses and rebates. The Company presents freight costs charged to customers as a component of revenue and reflects the corresponding freight costs in the cost of goods sold. The freight costs not billed to customers are shown in the selling and marketing expenses.

(p) Government grants

Pursuant to IAS 20 "Accounting for government grants and disclosure of government assistance" government grants are only recognised, if there is sufficient assurance that the associated conditions will be fulfilled and the grants will be allocated.

The Company received subsidies from various public bodies within the framework of state economic development programmes. These subsidies related to the construction of manufacturing

facilities, research and development activities, advanced training programmes and reduction in interest charges.

Subsidies for investments such as investment grants and tax-free investment allowances are disclosed as income (as a reduction in depreciation of the subsidised property, plant and equipment). Unrecognised investment premiums and investment grants are subtracted from the acquisition or production costs of the related assets.

Research and development subsidies are set off from expenses at the time the entitlement for services already provided arises.

Government grants received in financial years 2006/2007 and 2005/2006 are listed in note (22).

(q) Earnings per share

The basic earnings per share have been calculated by dividing the consolidated net income attributable to shareholders of the parent company by the weighted average number of ordinary shares issued during each individual accounting period. There were no conversion or option rights in circulation.

The following table shows the calculation of earnings per share:

	Financial year 2006/2007	Financial year 2005/2006
Consolidated net income attributable to shareholders of the parent company (in € '000)	47,757	26,688
Weighted average of shares outstanding	77,968,119	32,523,302
Earnings per share (in €)	0.61	0.82

(r) Borrowing costs
As a general rule, borrowing costs are booked as expenses in the period they arise.

(s) Related party disclosures
The parent company of Carl Zeiss Meditec AG is Carl Zeiss AG. Carl Zeiss AG, Oberkochen and its subsidiaries (the "Carl Zeiss Group") are regarded as related parties, and receivables to and liabilities from these companies are disclosed separately.

Carl Zeiss Meditec sells some of its products through the distribution companies of the Carl Zeiss Group. For the purposes of furnishing the Company with short-term funds and investing surplus liquidity, Carl Zeiss Meditec co-operates with the group cash management system of Carl Zeiss Financial Services GmbH, Oberkochen. Loans paid or cash invested within the scope of this business relationship are shown as liabilities due to or receivables due from treasury. Current financial investments secured by a declaration of pledge are recorded under cash and cash equivalents (see note under (k)). Loans and receivables carry interest at a rate based on the 1-month EURIBOR and conform to normal market conditions.

In addition to financial services, the Company purchases various services from the Carl Zeiss Group. These include services for research and development, HR and administrative activities, as well as logistics, distribution and IT services provided on the basis of contractual agreements. Transactions with related parties are conducted under the same conditions as arm's length transactions.

(t) Recent pronouncements on accounting principles
The IASB has additionally issued the following standards, interpretations and revisions for existing standards. The application of these is, however, not yet mandatory for Carl Zeiss Meditec. The Company has not applied these standards ahead of time:

IFRS 7 "Financial instruments: Disclosures"
The International Accounting Standards Board (IASB) published IFRS 7 in August 2005. This standard summarises the disclosures for financial instruments that were previously regulated by IAS 30 "Disclosures in the financial statements of banks and similar financial institutions" and IAS 32 "Financial instruments: disclosure and presentation". Some of the disclosure requirements were changed or supplemented during this process. Application of IFRS 7 is mandatory for financial years beginning on or after 1 January 2007. The first-time application of this standard by Carl Zeiss Meditec in financial year 2007/2008 will lead to additional disclosures in the notes.

Change to IAS 1 "Presentation of financial statements" – Information on capital
In connection with the publication of IFRS 7, in August 2005 the IASB announced a change to IAS 1. This change requires that the financial statements contain information enabling recipients of the financial statements to evaluate the targets, methods and processes used in capital management.

This modification to IAS 1 is effective for financial years beginning on or after 1 January 2007. The first-time application of this standard by Carl Zeiss Meditec in financial year 2007/2008 may lead to additional disclosures in the notes.

IFRIC 10 "Interim Financial Reporting and Impairment"
The International Financial Reporting Interpretations Committee (IFRIC) published the interpretation IFRIC 10 in July 2006. This interpretation states that impairment of certain assets in prior financial statements cannot be reversed in later financial statements.

IFRIC 10 states that this ban also applies if impairment was performed in an interim report preceding the annual financial statements. The result of this regulation is that the frequency of interim reporting can affect the amount of profits or losses in the annual financial statements.

The following three types of assets are covered by the scope of IFRIC 10:
- Goodwill,
- Available-for-sale equity instruments,
- Financial assets carried at cost.

The analogous application of IFRIC 10 for other issues is expressly prohibited. IFRIC 10 is applicable for the first time for financial years beginning on or after 1 November 2006. Carl Zeiss Meditec does not anticipate any major impact on the accounting methods in the Group as a result of the mandatory application from financial year 2007/2008.

IFRIC 11 "IFRS 2 – Group and treasury share transactions"
The IFRIC published IFRIC 11 on 2 November 2006. This interpretation answers the question of how the provisions of IFRS 2 are to be applied for share-based remuneration agreements that include the company's own equity instruments or equity instruments for another company in the same group.

IFRIC 11 is applicable for the first time for financial years beginning on or after 1 March 2007. Carl Zeiss Meditec does not anticipate any major impact on the accounting methods in the Group as a result of the mandatory application from financial year 2007/2008.

IFRIC 12 "Service concession arrangements"
The IFRIC published IFRIC 12 on 30 November 2006. According to IFRIC 12, service concessions are agreements in which the public sector concludes agreements with private companies geared to fulfilling public duties, e.g. building roads, airports, prisons, etc. The public sector retains control of the assets. In contrast, the private company is responsible for construction, operation and maintenance. IFRIC 12 clarifies the issue of how the private company should account for rights and obligations arising from these agreements.

IFRIC 12 is applicable for the first time for financial years beginning on or after 1 January 2008. Carl Zeiss Meditec does not expect the mandatory application of this standard from financial year 2008/2009 to have any material effect on the accounting methods used by the Group.

IFRS 8 "Operating segments"
The IASB published IFRS 8 on 30 November 2006. IFRS 8 will replace the previous standard IAS 14 "Segment reporting" and bring the existing regulations into line with US GAAP.

IFRS 8 includes, in particular, reporting on the growth of the segments' business based on a management approach. Operating segments are deemed to be parts of a company for which the operating result is regularly monitored by a chief operating decision maker, and which are used when making decisions on the allocation of resources and controlling income, and for which separate financial information is available.

In addition, the information required in the notes has been expanded.

IFRS 8 is effective for financial years beginning on or after 1 January 2009. The mandatory application of IFRS 8 from financial year 2009/2010 can lead to changes in the composition of Carl Zeiss Meditec's segments; from today's perspective, however, these changes will not be material. Additional information in the notes will also be required.

IAS 23 "Borrowing costs"

On 29 March 2007, the IASB published a revised version of IAS 23 "Borrowing costs". The revision mainly involves the elimination of the option to record outside capital costs for certain assets as an expense.

The amendments to IAS 23 are effective for financial years beginning on or after 1 January 2009. Carl Zeiss Meditec does not anticipate any major impact on the accounting methods in the Group as a result of the mandatory application from financial year 2009/2010.

IFRIC 13 "Customer loyalty programmes"

The IFRIC published IFRIC 13 on 28 June 2007. IFRIC 13 addresses accounting by entities that grant loyalty award credits, such as loyalty points or air miles to customers who buy other goods or services. Specifically, it explains how such entities should account for their obligations to provide free or discounted goods or services to customers who redeem award credits.

This interpretation requires that an entity allocate some of the proceeds of the sale to the award credits as a liability (its obligation to provide the awards). The entity may recognise the deferred portion of the proceeds as revenue only when it has fulfilled its obligations. It may fulfil its obligations either by supplying the awards itself or by engaging (and paying) a third party to do so.

IFRIC 13 is applicable for the first time for financial years beginning on or after 1 July 2008. Carl Zeiss Meditec does not anticipate any impact on the accounting methods in the Group as a result of the mandatory application from financial year 2008/2009.

IFRIC 14 "IAS 19 – Limit on a defined benefit asset, minimum funding requirements and their interaction"

The IFRIC published IFRIC 14 on 5 July 2007. This interpretation essentially addresses the interaction between an obligation existing as of the balance sheet date to pay additional contributions into a pension fund, and the regulations set forth in IAS 19 with respect to a positive balance between plan assets and defined benefit obligation.

IFRIC 14 is applicable for the first time for financial years beginning on or after 1 January 2008. Carl Zeiss Meditec does not anticipate any impact on the accounting methods in the Group as a result of the mandatory application from financial year 2008/2009.

IAS 1 "Presentation of financial statements"

The IASB published the revised version of IAS 1 "Presentation of Financial Statements" on 6 September 2007. The aim of the amendments is to simplify the analysis and comparability of financial statements. The main feature of the revised standard is the classification of other comprehensive income to changes from transactions with shareholders in their capacity as shareholders, such as dividends and share buybacks, and changes not associated with shareholders.

These can either be presented in a single statement that summarises the income statement and other comprehensive income, or in two separate statements (income statement and statement of other comprehensive income).

In addition, amendments were made to some of the terminology used for certain items in the financial statements. However, the use of this terminology in financial statements is not mandatory.

IAS 1 is applicable for financial years beginning on or after 1 January 2009. Carl Zeiss Meditec does not expect the mandatory application of this standard from financial year 2009/2010 to have any material effect on the accounting methods used by the Group.

(3) Business acquisitions and sales

Carl Zeiss S.A., Tres Cantos, Spain

With effect from 1 October 2006 Carl Zeiss Meditec AG acquired all shares in Carl Zeiss S.A., Tres Cantos, Spain. This company, which now operates under the name Carl Zeiss Meditec Iberia S.A., was previously Carl Zeiss Meditec's distribution partner in Spain for devices and systems. To prepare for the transaction, prior to the acquisition of Carl Zeiss S.A. by Carl Zeiss Meditec, the assets and liabilities of the former profit centre Industrielle Messtechnik (IMT) were sold to the newly formed company Carl Zeiss IMT Iberia S.L. at their carrying amounts.

The carrying amounts of the identified assets and liabilities at the time of sale were as follows:

(in € '000)	Carl Zeiss Meditec Iberia Carrying amount
Intangible assets	1
Property, plant and equipment	421
Other noncurrent assets	91
Current assets	15,519
Noncurrent liabilities	168
Current liabilities	12,652
Net carrying amount of the acquired net assets	**3,212**
Purchase price	3,761
Acquired cash and cash equivalents	5
Cash outflow due to purchase price payment	(3,761)
Net cash outflow	**(3,756)**

The total purchase price was paid in full as a cash payment in the first quarter of financial year 2006/2007 (€ 3,761 thousand).

This is a transaction under common control, as all companies involved are directly or indirectly majority-owned by Carl Zeiss AG. In line with the accounting method used by Carl Zeiss Meditec, the transaction is carried at the prior carrying amounts. Accordingly, no hidden reserves or charges are disclosed. Consequently, it does not give rise to any goodwill. The purchase price paid in excess of the net carrying amounts of the acquired assets was offset against equity (retained earnings).

The company newly acquired in the financial year is carried in the consolidated financial statements with revenue of € 21,018 thousand and net income for the year of € 534 thousand.

Carl Zeiss Surgical

After the Thuringian Higher Regional Court overruled, in its resolution of 12 October 2006, the objections of seven claimants against the resolution of Gera District Court in the so-called "release procedure" *(Freigabeverfahren)* pursuant to Art. 246a Section 1 German Stock Corporation Act *(Aktiengesetz, AktG)*, Carl Zeiss Meditec was able to acquire Carl Zeiss Surgical GmbH, Oberkochen, and Carl Zeiss Surgical Inc., Dublin, USA (hereinafter referred to as "Carl Zeiss Surgical"). Financing for the acquisition of Carl Zeiss Surgical was provided by a capital increase against consideration in kind, in which Carl Zeiss AG, Oberkochen, and Carl Zeiss Inc., Thornwood, USA acquired 25,426,038 (Carl Zeiss AG) and 6,074,256 (Carl Zeiss Inc.) new shares of Carl Zeiss Meditec AG at a subscription price of € 10.10 per share by exercising their subscription rights. The subscription price of the new shares issued as part of the cash component of the capital increase was determined based on the average price level of the old shares "cum rights" in the fourth quarter of 2005 – which is used as the effective basis for the purpose of calculation – the subscription ratio of

2:3, and under the assumption of a standard market discount on the old shares "cum rights". In return, Carl Zeiss AG and Carl Zeiss Inc. transferred their respective 100% interests in the subsidiaries Carl Zeiss Surgical GmbH and Carl Zeiss Surgical Inc. to Carl Zeiss Meditec AG. The transfer of the holdings took economic effect from 1 October 2006 and covered all associated rights, including any profits not yet distributed. Since no dividend was distributed to the investing companies Carl Zeiss AG and Carl Zeiss Inc. for financial year 2005/2006, in economic terms this constitutes a share contribution as of 1 October 2005. The implementation of the corresponding capital increase was entered in the commercial register of Jena Local Court on 26 October 2006. The date of first-time consolidation in the Carl Zeiss Meditec Group was set at 1 November 2006.

The carrying amounts of the identified assets and liabilities at the time of acquisition were as follows:

(in € '000)	Carl Zeiss Surgical Carrying amount
Intangible assets	242
Property, plant and equipment	2,444
Other noncurrent assets	10,399
Current assets	102,038
Noncurrent liabilities	12,924
Current liabilities	52,003
Net carrying amount of net assets acquired	**50,196**
Value of consideration in kind	318,153
Acquired cash and cash equivalents	649
Cash outflow due to purchase price payment	-
Net cash inflow	**649**

The acquisition of Carl Zeiss Surgical GmbH and Carl Zeiss Surgical Inc. is carried as a transaction under common control, as all of the companies involved are directly or indirectly majority-owned by Carl Zeiss AG. According to the accounting method used by Carl Zeiss Meditec, the acquired assets and liabilities are carried at their prior carrying amounts. Accordingly, no hidden reserves or charges are disclosed. The difference of € 267,957 thousand between the value of Carl Zeiss Surgical and the net assets acquired was offset against the capital reserve. Thus, this transaction does not give rise to any goodwill.

The companies newly acquired in the financial year are carried in the consolidated financial statements with revenue of € 184,141 thousand and net income for the year of € 22,749 thousand.

Carl Zeiss Meditec S.A.S.
(formerly Ioltech S.A.), La Rochelle, France
With effect from 15 November 2006, Carl Zeiss Meditec fully acquired the remaining 3.5% interest in Ioltech S.A. The company is now wholly owned by Carl Zeiss Meditec. The remaining minority shareholders were excluded by way of a squeeze-out in return for cash compensation after the acquisition of a block of 110,174 shares on 10 July 2006, which meant the Company exceeded the required shareholding threshold of 95%. The acquisition costs for the remaining shares totalled € 5,096 thousand and were paid in cash. These acquisition costs include incidental acquisition costs of € 411 thousand. This transaction resulted in an addition to goodwill of € 3,577 thousand and a decline in minority interests of € 1,512 thousand. Ioltech was also delisted from Section C of the Eurolist on the Paris Stock Exchange, Euronext with effect from 15 November 2006. By way of a resolution of the general meeting of Ioltech S.A. on 21 March 2007 the company form was changed to an S.A.S. (Société par Actions Simplifiée) and has since operated, with effect from 5 July 2007, under the name Carl Zeiss Meditec S.A.S.

Ioltech Italia S.R.L., Milan, Italy
Since 1 February 2007 the company Ioltech Italia S.R.L., Milan, Italy, is no longer consolidated, as it was sold for a cash sum of € 25 thousand.

The carrying amounts of the identified assets and liabilities at the time of sale were as follows:

(in € '000)	Ioltech Italia Carrying amount
Intangible assets	1
Property, plant and equipment	7
Other noncurrent assets	55
Current assets	2,372
Noncurrent liabilities	56
Current liabilities	2,425
Net carrying amount of net assets acquired	**(46)**
Selling price	25
Cash outflow	163
Cash inflow due to purchase price payment received	25
Net cash outflow	**(138)**

The proceeds of € 71 thousand from deconsolidation of the company were disclosed under "Other financial result".

Carl Zeiss Meditec Vertriebsgesellschaft mbH, Germany
With effect from 1 April 2007, Carl Zeiss Meditec combined its sales and marketing activities in Germany in the subsidiary Carl Zeiss Meditec Vertriebsgesellschaft mbH, Jena. This company emerged from Ioltech Deutschland GmbH, Frankfurt, and from assets transferred at their net carrying values from Carl Zeiss Meditec AG, Jena and Carl Zeiss Surgical GmbH, Oberkochen. This company will now jointly manage the sales organisation in Germany for diagnosis and treatment systems in ophthalmology, for implants ('intraocular lenses') and for visualisation solutions in neuro- and ENT surgery.

This transaction between subsidiaries did not have any effects on the consolidated financial statements.

Pro forma presentation of all acquisitions

Under the assumption that the presented acquisitions had already been completed as of 1 October 2005 the following pro forma figures would apply:

(in € '000, excluding earnings per share)	Pro forma figures 2006/2007	Pro forma figures 2005/2006
Revenue	582,728	574,769
Earnings before interest and taxes	71,085	68,153
Net income attributable to shareholders of the parent company	49,281	40,983
Earnings per share (in euro)	0.59	0.50

These pro forma values are provided merely for the purposes of comparison and contain certain adjustments, such as additional amortisation expenditure on the acquired intangible assets and interest expenses from the loan to finance the acquisition and corresponding deferred taxes. The pro forma figures are not necessarily indicators for possible business development if the acquisition had ensued at an earlier date. Above all, it should be noted that the actual short and long-term effects of the individual acquisitions on revenue and profits are not included in these figures. Nor do these figures necessarily reflect future development.

(4) Goodwill

Goodwill is broken down as follows for the individual segments (see note (21) for information on the segments):

(in € '000)	Germany	France	USA	Total
As of 01 October 2006	15,422	74,517	11,441	101,380
Additions	–	3,577	–	3,577
Currency effects	–	–	(1,224)	(1,224)
As of 30 September 2007	15,422	78,094	10,217	103,733
As of 01 October 2005	15,422	66,675	11,892	93,989
Additions	–	7,842	125	7,967
Currency effects	–	–	(576)	(576)
As of 30 September 2006	15,422	74,517	11,441	101,380

(5) Intangible assets

Intangible assets changed as follows from financial year 2005/2006 to 2006/2007:

(in € '000)	Tradenames and trademarks	Software	Licences	Patents and other industrial property rights	Develop-ment costs	Other intangible assets	Total
Costs of purchase/ conversion as of 01 October 2006	**7,631**	**2,853**	**801**	**17,731**	**-**	**9,523**	**38,539**
Additions acquisitions	-	188	-	101	484	-	773
Additions	-	420	147	82	347	1,568	2,564
Transfers	531	1,462	2,436	(5,257)	-	2,290	1,462
Disposals	(333)	(113)	-	(471)	(14)	(399)	(1,330)
Currency effects	(100)	(111)	-	-	-	(683)	(894)
As of 30 September 2007	**7,729**	**4,699**	**3,384**	**12,186**	**817**	**12,299**	**41,114**
Amortisation as of 01 October 2006	**2,001**	**1,607**	**280**	**4,239**	**-**	**4,747**	**12,874**
Additions acquisitions	-	125	-	101	304	-	530
Additions	1,416	1,131	52	1,541	122	1,785	6,047
Transfers	-	973	1,651	(3,165)	-	1,514	973
Disposals	-	(103)	-	(471)	-	(392)	(966)
Currency effects	-	(83)	-	-	-	(203)	(286)
As of 30 September 2007	**3,417**	**3,650**	**1,983**	**2,245**	**426**	**7,451**	**19,172**
Net carrying amount as of 30 September 2007	**4,312**	**1,049**	**1,401**	**9,941**	**391**	**4,848**	**21,942**

(in € '000)	Tradenames	Software	Licences	Patents and other industrial property rights	Develop-ment costs	Other intangible assets	Total
Costs of purchase/ conversion as of 01 October 2005	**7,680**	**2,733**	**790**	**17,330**	**-**	**9,751**	**38,284**
Additions acquisitions	-	-	-	-	-	-	-
Additions	-	124	11	145	-	60	340
Transfers	-	-	-	256	-	-	256
Disposals	(49)	(4)	-	-	-	(288)	(341)
As of 30 September 2006	**7,631**	**2,853**	**801**	**17,731**	**-**	**9,523**	**38,539**
Amortisation as of 01 October 2005	**952**	**1,013**	**137**	**2,256**	**-**	**3,208**	**7,566**
Additions	1,049	598	143	1,983	-	1,598	5,371
Disposals	-	(4)	-	-	-	-	(4)
Currency effects	-	-	-	-	-	(59)	(59)
As of 30 September 2006	**2,001**	**1,607**	**280**	**4,239**	**-**	**4,747**	**12,874**
Net carrying amount as of 30 September 2006	**5,630**	**1,246**	**521**	**13,492**	**-**	**4,776**	**25,665**

Other intangible assets include assets identified via purchase price allocations (PPA) for customer relationships with a carrying amount of € 42 thousand (previous year: € 399 thousand) and for technology with a carrying amount of € 3,784 thousand (previous year: € 4,316 thousand).

Apart from the legally protected trademarks, which were disclosed within the scope of the PPA for LDT[7], Carl Zeiss Meditec does not have any other intangible assets which are not subject to scheduled amortisation.

The amortisation of intangible assets is partially included in the manufacturing costs for inventories, and is disclosed under the cost of goods sold when these inventories are sold. In addition, amortisation is disclosed under functional costs.

[7] Laser Diagnostics Technologies Inc., San Diego, USA, was taken over through 100 % acquisition of shares by Carl Zeiss Meditec Inc. with effect from 2 December 2004 and integrated into the company. See previous financial statements for a detailed account.

(6) Property, plant and equipment

Property, plant and equipment changed as follows from financial year 2005/2006 to 2006/2007:

(in € '000)	Land, buildings and leasehold improvements	Plant and machinery	Other fixtures and fittings, tools and equipment	Tangible assets in course of construction	Total
Cost of conversion/ purchase as of 01 October 2006	**29,344**	**12,798**	**16,367**	**1,244**	**59,753**
Additions acquisitions	3	1,150	7,360	5	8,518
Additions	202	2,574	5,042	-	7,818
Transfers	526	(1,455)	(207)	(326)	(1,462)
Disposals	(25)	(811)	(1,840)	(223)	(2,899)
Currency effects	(2,130)	(1,069)	(908)	(64)	(4,171)
As of 30 September 2007	**27,920**	**13,187**	**25,814**	**636**	**67,557**
Depreciation as of 01 October 2006	**11,043**	**8,421**	**10,424**	**-**	**29,888**
Additions acquisitions	1	759	4,900	-	5,660
Additions	1,524	1,599	2,651	-	5,774
Transfers	163	(700)	(436)	-	(973)
Disposals	(3)	(725)	(1,018)	-	(1,746)
Currency effects	(1,105)	(877)	(587)	-	(2,569)
As of 30 September 2007	**11,623**	**8,477**	**15,934**	**-**	**36,034**
Net book value as of 30 September 2007	**16,297**	**4,710**	**9,880**	**636**	**31,523**

(in € '000)	Land, buildings and leasehold improvements	Plant and machinery	Other fixtures and fittings, tools and equipment	Tangible assets in course of construction	Total
Cost of conversion/ purchase as of 01 October 2005	**29,805**	**12,214**	**13,622**	**443**	**56,084**
Additions/acquisitions	-	-	41	-	41
Additions	575	1,622	3,323	832	6,352
Transfers	(21)	(322)	344	(1)	-
Disposals	-	(299)	(546)	-	(845)
Currency effects	(1,015)	(417)	(417)	(30)	(1,879)
As of 30 September 2006	**29,344**	**12,798**	**16,367**	**1,244**	**59,753**
Depreciation as of 01 October 2005	**9,295**	**7,500**	**9,534**	**-**	**26,329**
Additions	1,683	1,549	2,162	-	5,394
Reversals	-	-	(63)	-	(63)
Transfers	530	-	(530)	-	-
Disposals	-	(270)	(399)	-	(669)
Currency effects	(465)	(358)	(280)	-	(1,103)
As of 30 September 2006	**11,043**	**8,421**	**10,424**	**-**	**29,888**
Net book value as of 30 September 2006	**18,301**	**4,377**	**5,943**	**1,244**	**29,865**

The reported amounts of property, plant and equipment include leased assets with a net carrying amount of € 10,646 thousand (previous year: € 12,952 thousand).

Borrowings in the amount of € 4,579 thousand (previous year: € 4,432 thousand) is collateralised with land and buildings (note (16)).

(7) Financial assets

The following table shows the changes in financial assets as the total of investments and loans in financial years 2006/2007 and 2005/2006:

(in € '000)	Financial year 2006/2007	Financial year 2005/2006
As of 01 October	362	2,022
Impairment	–	(1,627)
Currency effect	–	(33)
As of 30 September	**362**	**362**

Since financial year 2004/2005 minority interests in Elsia S.A.S., La Rochelle, France (€ 240 thousand) and Polymerexpert S.A., Bordeaux, France (€ 122 thousand) have also been recognised as additions in connection with the acquisition of Ioltech under the item "Investments". IOLTECH holds a 13.8% interest in Elsia S.A.S. and a 10% interest in Polymerexpert S.A.

(8) Inventories

Inventories comprise the following:

(in € '000)	30 September 2007	30 September 2006
Raw materials and supplies	31,600	19,276
Work in progress	16,647	7,719
Finished goods	70,617	40,209
Total inventories, gross	**118,864**	**67,204**
Valuation adjustments	(17,699)	(10,859)
Total inventories, net	**101,165**	**56,345**

Inventories were written up/down as follows:

(in € '000)	Financial year 2006/2007	Financial year 2005/2006
Beginning of financial year	10,859	10,055
Additions recognised as expenses	4,477	3,895
Currency effects	(643)	(220)
Change in the reporting entity	10,391	476
Reclassifications	(170)	–
Disposals/utilisation	(7,215)	(3,347)
End of financial year	**17,699**	**10,859**

The carrying amount of inventories carried at their net realisable value totalled € 71,824 thousand as of 30 September 2007 (previous year: € 27,518 thousand).

The cost of materials from inventories totalled € 260,527 thousand in financial year 2006/2007 and € 159,044 in 2005/2006.

(9) Trade receivables

(in € '000)	30 September 2007	30 September 2006
Current trade receivables	105,842	67,672
Noncurrent trade receivables	1,654	–
Trade receivables, gross	**107,496**	**67,672**
Valuation adjustments	(9,271)	(8,979)
Trade receivables, net	**98,225**	**58,693**

(10) Other current assets

Other current assets are comprised as follows:

(in € '000)	30 September 2007	30 September 2006
Accrued expenses	3,511	3,053
Accounts receivable from tax authorities	1,303	1,694
Accounts receivable from R&D subsidies	142	386
Accounts receivable from government grants	790	98
Loans to employees	68	79
Derivative financial instruments	1,414	4
Other accounts receivable	1,880	1,166
Other current assets	**9,108**	**6,480**

Receivables from the tax office mostly include receivables from advance VAT payments.

(11) Securities

For the first time Carl Zeiss Meditec accounted for securities this financial year, which, pursuant to IAS 39, are classified as available-for-sale financial assets. This item consists exclusively of listed shares, which are carried at fair value in the consolidated balance sheet. The relevant stock market price was used to determine the fair values of the listed shares at the balance sheet date. Shares which are planned to be offered within the scope of an existing takeover bid have been calculated by using the price of the corresponding offer. Valuation adjustments to the amount of € 1,436 thousand were recognised under "Gains and losses recognised directly in equity" with no effect on income.

(12) Restricted cash

At 30 September 2007 Carl Zeiss Meditec had no restricted cash (previous year: € 4,685 thousand). The previous financial year the Company had restricted cash, which, due to third-party security interests within the scope of the squeeze-out at Ioltech, was not freely available. The reason for the reduction of this balance sheet item to zero is the squeeze-out of the remaining Ioltech shareholders and the associated cash outflow (compare also (3)).

(13) Equity

Share capital
As a result of the capital increase against cash and contribution in kind resolved by the Ordinary General Meeting on 10 March 2006 in the previous financial year and entered in the commercial register at the beginning of the financial year just ended on 26 October 2006, the share capital of Carl Zeiss Meditec AG increased in the period under review by € 48,785,766 through the issue of 48,785,766 new no-par value ordinary bearer shares (no-par value shares). Accordingly, the share capital of Carl Zeiss Meditec AG at 30 September 2007 is composed of 81,309,610 (previous year: 32,523,844) no-par value shares with equal rights and a nominal amount of € 1 each. Ownership of the shares is linked to voting rights at the general meeting and profit participation rights for resolved disbursements.

Issued and fully paid up	thousand	€ '000
As of 30 September 2006	32,524	32,524
Issued on 26 October due to capital increase (entered)	48,786	48,786
As of 30 September 2007	**81,310**	**81,310**

Authorised capital
The General Meeting in the previous financial year on 10 March 2006 resolved to form a new authorised capital. Accordingly, the Management Board is authorised, with the approval of the Supervisory Board, to increase the share capital of the Company, on one or several occasions, by up to a maximum of € 39,655 thousand until 9 March 2011 by issuing new no-par value bearer shares against cash and/or contributions in kind (Authorised Capital I). The Management Board was authorised, subject to the approval of the Supervisory Board, to exclude the subscription rights of shareholders in certain cases.

This was entered in the commercial register on 26 October 2006.

Furthermore, the Management Board was authorised, subject to the approval of the Supervisory Board, to increase the share capital of the Company by a maximum of € 1,000 thousand in the period to 18 March 2009 through one or more issues of new no-par value bearer shares against cash and/or contributions in kind (Authorised Capital II).

Capital reserves
Capital reserves contain the amounts obtained in excess of the theoretical value from the share issue. In the course of the capital increase against cash and contribution in kind implemented this financial year capital reserves increased by € 171,954 thousand to € 313,863 thousand (previous year: € 141,909 thousand). In this financial year € 4,039 thousand was deducted from capital reserves as transaction costs of the implemented capital increase.

Retained earnings
Under the German Stock Corporation Act *(Aktiengesetz)*, the amount of dividends available for distribution to the shareholders is dependent upon equity as reported in the individual financial statements of Carl Zeiss Meditec AG in accordance with the German Commercial Code. Dividends may only be declared and paid from possible retained earnings (after transfer to statutory reserves). The net profits disclosed in the single-entity financial statements (HGB) of Carl Zeiss Meditec AG is, as a rule, different from the accu-

mulated net profits in these consolidated financial statements (IFRS). As of 30 September 2007, the single-entity financial statements of Carl Zeiss Meditec AG posted net earnings of € 48,586 thousand.

In the course of the complete acquisition of the shares in Carl Zeiss Meditec Iberia, the purchase price paid in excess of the net carrying amounts of the acquired assets amounting to € 549 thousand was offset against retained earnings (see note (3)).

During the period under review, a dividend of € 0.14 per share (previous year: € 0.16 per share) was paid to the shareholders of Carl Zeiss Meditec AG for financial year 2005/2006.

	Financial year 2006/2007		Financial year 2005/2006	
	€ Cent per share	€ '000 Total	€ Cent per share	€ '000 Total
Dividend paid	14	11,383	16	5,204

Minority interest

At the end of the financial year just ended the item "Minority interest" item consists merely of the interests held by other shareholders in the equity of Carl Zeiss Meditec Co. Ltd., Tokyo.

As part of the acquisition of 51% of the shares in Carl Zeiss Meditec Co. Ltd. by Carl Zeiss Meditec on 1 November 2002, Carl Zeiss Co. Ltd., Tokyo, as minority shareholder of this company, was granted preferred shares. These preferred shares include a right to an additional 17 % of profit disbursements by Carl Zeiss Meditec Co. Ltd. from the "Ophthalmology" division. This regulation was limited in term to the first three financial years after the acquisition by Carl Zeiss Meditec and thus expired in financial year 2004/2005. In financial year 2005/2006 all claims from the preferred shares were fulfilled by payment of a preferred dividend in the amount of € 2,020 thousand. The minority interest item was thus reduced by this amount.

At the beginning of the financial year under review the "Minority interest" item also included the holdings of the minority shareholders of Ioltech S.A.. After the required shareholding threshold of 95 % was reached in the previous financial year to implement a squeeze-out of the minority shareholders in return for cash compensation, Carl Zeiss Meditec completed the full acquisition of Ioltech S.A. (now operating under the name Carl Zeiss Meditec S.A.S.) with effect from 15 November 2006 by way of a squeeze-out. This transaction resulted in a decline in "Minority interest" of € 1,512 thousand (see note (3)).

(14) Employee benefit obligations

In the fourth quarter of the previous financial year a Contractual Trust Arrangement (CTA) was introduced for the German sites. By 30 September 2007 92 % of the benefit obligations towards all active employees of Carl Zeiss Meditec AG, Carl Zeiss Surgical GmbH and Carl Zeiss Meditec Vertriebsgesellschaft mbH had been contracted out via the CTA to a legally independent trust. The Company's benefit commitments to employees and pensioned employees remain in force unchanged. As part of the CTA, plan assets were transferred to the trust to cover pension claims. These assets are invested long term.

The amount disclosed in the balance sheet based on the Company's obligation from defined benefit plans is based on the following:

(in € '000)	30 September 2007	30 September 2006
Present value of defined benefit obligation (DBO)	44,620	3,645
Fair value of plan assets	39,974	1,750
Net obligation	**4,646**	**1,895**
Unrealised actuarial gains/losses, net	4,304	(332)
Other accrued expenses for retirement pensions	2,317	221
Recognised net defined benefit obligation	**11,267**	**1,784**

The following amounts are recognised in the income statement for defined benefit plans:

(in € '000)	Financial year 2006/2007	Financial year 2005/2006
Current service cost	2,483	898
Interest expenses	2,124	89
Anticipated income from plan assets	(1,958)	-
Actuarial (gains)/losses	(520)	7
Net expenditure for the financial year	**2,119**	**994**
Actual income from plan assets	2,782	-

The ongoing annual expense of € 2,119 thousand (previous year: € 994 thousand) is included under "Cost of goods sold" and the functional costs.

The present value of the defined benefit obligation developed as follows:

(in € '000)	Financial year 2006/2007	Financial year 2005/2006
Defined benefit obligation (DBO) at the beginning of the financial year	3,645	2,312
Current service cost	2,483	89
Interest expenses	2,124	898
Benefits	2,943	3
Actuarial (gains)/losses	(6,509)	44
(Income) expenses of plan changes	(1,596)	-
Changes in the reporting entity	42,524	299
Currency translation gains or losses from foreign plans	(994)	-
Defined benefit obligations (DBO) at the end of the financial year	**44,620**	**3,645**

The changes in the fair value of the plan assets are as follows:

(in € '000)	Financial year 2006/2007	Financial year 2005/2006
Fair value of the plan assets at the beginning of the financial year	1,750	-
Actual return on plan assets	2,782	-
Employer contributions	3,189	1,750
Pension payments from plan assets	(17)	-
Changes in the reporting entity	33,122	-
Currency translation gains or losses from foreign plans	(852)	-
Fair value at the end of the financial year	**39,974**	**1,750**

For the coming financial year the Group intends to pay a contribution of € 2,265 thousand into the defined benefit plans.

The main investment categories of the plan assets were as follows at the balance sheet date:

(in € '000)	30 September 2007	30 September 2006
Assets that cannot be offset	16	-
Equity instruments	13,521	-
Debt instruments	15,977	-
Cash and cash equivalents	5,877	1,750
Other	4,583	-
Total plan assets	**39,974**	**1,750**

The expected total earnings from plan assets are calculated on the basis of the market price currently valid for the period in which the obligation is fulfilled.

The following average valuation factors were used to determine benefit obligations:

(in %)	Germany Financial year		Abroad Financial year	
	2006/2007	2005/2006	2006/2007	2005/2006
Discount factor	5.25	4.50	1.70–6.25	-
Long-term salary increase	3.00	3.00	3.50–3.80	-
Future benefit increase	1.75	1.75	3.80–4.00	-
Cost trend in medical care	-	-	8.50	-
Expected return on plan assets	5.00	5.00	8.00	-

The calculation of pensions is linked to employee turnover. The retirement age was generally assumed to be 65. As in the previous year, domestic benefit obligations were calculated based on Prof. Klaus Heubeck's 2005 G life expectancy tables.

A change of 1 % would have the following effect, assuming the current cost trends in terms of post-employment benefit obligation for medical costs.

(in € '000)	Increase	Decrease
Effect on total current service and interest cost	17	(15)
Effect on the defined benefit obligation	255	(178)

The table below shows the development of empirical adjustments:

(in € '000)	Financial year 2006/2007	Financial year 2005/2006	Financial year 2004/2005
Present value of the defined benefit obligation	44,620	3,645	-
Fair value of the plan asset	39,974	1,750	-
Plan surplus/deficit	**(4,646)**	**(1,895)**	**-**
Plan obligation at the balance sheet date	(6,510)	(45)	-
Plan assets at the balance sheet date	725	–	-

The above disclosures are presented prospectively from financial year 2004/2005 pursuant to the transitional requirements with respect to the amendments to IAS 19 "Employee benefits" from December 2004.

(15) Provisions

Current and noncurrent provisions developed as follows:

(in € '000)	Personnel and social	Operations	Other	Total
As of 1 October 2006	4,554	10,811	5,476	20,841
Additions	6,118	7,035	8,038	21,191
Interest yield	(181)	–	-	(181)
Transfers	165	316	–	481
Reversals	(1,173)	(3,545)	(579)	(5,297)
Utilisation	(5,923)	(6,198)	(5,035)	(17,156)
Currency effects	(226)	(378)	(288)	(892)
Changes in the reporting entity	7,314	9,703	2,550	19,567
As of 30 September 2007	**10,648**	**17,744**	**10,162**	**38,554**
Current provisions	6,625	17,744	10,162	34,531
Noncurrent provisions	4,023	–	–	4,023
Provisions as of 30 September 2007	**10,648**	**17,744**	**10,162**	**38,554**
Current provisions	3,809	10,811	5,476	20,096
Noncurrent provisions	745	–	–	745
Provisions as of 30 September 2006	**4,554**	**10,811**	**5,476**	**20,841**

(16) Noncurrent financial liabilities

Noncurrent financial liabilities comprise the following:

(in € '000)	30 September 2007	30 September 2006
Annuity loan	4,207	4,432
Loans from related parties	18,985	21,258
Other loans	48	191
Total noncurrent loans	**23,240**	**25,881**
Less current portion of noncurrent financial liabilities	10,108	1,152
Noncurrent financial liabilities, net of current portion	**13,132**	**24,729**

The Company's annuity loan has a term of 18 years and is redeemed in quarterly instalments of € 124 thousand each including interest. The loan bears interest at a rate of 6.24 % p.a.; this rate is fixed until the end of the term in 2019.

In order to finance the acquisition of LDT, a loan in the amount of US$ 26,000 thousand was taken out in financial year 2004/2005 with the Group Treasury. The loan has a total term of five years, with the first half of the total amount due after three years and the second half after five years. As the first instalment of the loan of $ 13,000 thousand is due in the following financial year 2007/2008, this amount is carried under "Current portion of noncurrent financial liabilities". The interest rates – fixed for the term – total 3.94 % p.a. for the first tranche (3-year term) and 4.5 % p.a. for the second tranche (5-year term).

The item "Other loans" relates mainly to a medium-term loan of Carl Zeiss Meditec S.A.S. (formerly Ioltech S.A.) bearing annual interest of 5.75 %. Due to the intention to pay off this loan in the next financial year, it is carried under the balance sheet item "Current portion of noncurrent financial liabilities".

As of 30 September 2007 the Company's noncurrent liabilities had the following maturities:

(in € '000) Financial year as of 30 September	Liabilities
2008	10,108
2009	254
2010	9,434
2011	288
2012	306
2013	326
Thereafter	2,524
Total noncurrent liabilities	**23,240**

The annuity loan has been secured to the full amount by mortgages (note (6)).

(17) Current accrued liabilities

Current accrued liabilities include the following items:

(in € '000)	30 September 2007	30 September 2006
Outstanding invoices	8,460	3,494
Christmas bonuses / special payments	5,352	3,250
Severance payments / redundancy plans	246	-
Other personnel liabilities	7,777	3,820
Commissions / bonuses	8,156	1,791
Year-end costs	362	293
Consultancy fees	293	-
Other accrued liabilities	3,126	1,463
Current accrued liabilities	**33,772**	**14,111**

(18) Other current liabilities

Other current liabilities comprise the following:

(in € '000)	30 September 2007	30 September 2006
Deferred income	10,638	6,547
Liabilities from social security	1,950	1,880
Liabilities from taxes not related to income	2,325	1,871
Advance payments received from customers	3,207	1,148
Wage withholding tax	960	419
Other liabilities	2,279	744
Other current liabilities	**21,359**	**12,609**

(19) Contingent liabilities and other financial commitments

Operating leases and rental agreements

The Company leases buildings and equipment under leasing and rental agreements which may not be cancelled. The leasing agreements have different conditions and extension and purchase options.

The main rental agreement is for the rental of property for Carl Zeiss Jena GmbH, Jena. The agreement, which was concluded in 2002, had an original term until 31 March 2007. Since then it has continued with no specific termination date, and can be cancelled by either party with notice of six months to 31 March of each year. There is no purchase option for this agreement.

Lease and rental expenses for the financial years 2006/2007 and 2005/2006 amounted to € 7,352 thousand and € 3,164 thousand respectively.

The future accumulated minimum rental and leasing payments on the basis of non-cancellable operating leases are:

(in € '000)

Term	Leasing and rental payments
Up to 1 year	3,068
1 to 5 years	2,854
More than 5 years	420
Total minimum payments	**6,342**

Finance leases

On 28 September 1999 the Company sold land, building and leasehold improvements in Dublin, USA, for € 34,081 thousand and simultaneously leased this same property back. This sale-and-lease-back arrangement is accounted for in accordance with IAS No. 17 as a finance lease whereby the land, buildings and leasehold improvements continue to be carried and depreciated on the lessee's books. The lease agreement has a term of 20 years. After the original term of the lease expires in 2019, the lessee will twice be granted the right to extend the lease by five years in each case. In addition, the lease includes a clause to increase the lease instalments by 13% every five years.

In addition, the land and buildings of the French subsidiary Carl Zeiss Meditec S.A.S. (formerly Ioltech S.A.) in La Rochelle are financed via a finance lease. The lease agreement comprises three contracts. The basic lease agreement was concluded in 2001, and extended in 2002 and 2003 via additional agreements. Each of these agreements has a term of 15 years. After the original term expires, the leased assets can be acquired for a price of € 1.00 each. The leases do not include any price adjustment clauses; however, they are subject to variable interest rates.

In addition, finance leases exist for company vehicles at Carl Zeiss Meditec S.A.S.

The following table shows the minimum lease payments payable each year under finance leases. Sums of € 2,389 thousand and € 2,910 thousand were paid in financial years 2006/2007 and 2005/2006, respectively.

(in € '000)	Financial year 2006/2007	Financial year 2005/2006
Total future lease payments		
Due within one year	2,446	2,671
Due within 1 to 5 years	10,125	10,910
Due after more than 5 years	19,139	24,090
	31,710	**37,671**
Interest portion included in future lease payments		
Due within one year	1,433	1,659
Due within 1 to 5 years	5,053	5,953
Due after more than 5 years	4,561	6,339
	11,047	**13,951**
Present value of future lease payments		
Due within one year	1,012	1,012
Due within 1 to 5 years	5,067	4,957
Due after more than 5 years	14,578	17,751
	20,657	**23,720**

Guarantees

Guarantees amounting to € 93 thousand exist towards third parties. Generally, these guarantees represent standby letters of credit to banks related to services provided to customers and from suppliers.

No provision was formed for these guarantees, since a payment obligation is not likely to occur.

Purchase commitments

Carl Zeiss Meditec has purchase commitments with suppliers, mostly for inventories, in the amount of € 42,324 thousand (previous year: € 41,051 thousand). These are spread over several years.

Litigation and arbitration proceedings

With the exception of the proceedings described below, the Carl Zeiss Meditec Group is not momentarily involved in any litigation or arbitration proceedings which, in the Company's current estimation, could individually have a significant impact on the financial position of Carl Zeiss Meditec AG. Nor are such proceedings pending or to be expected to the Company's knowledge.

There are current litigation risks from two suits from distribution partners of the former Asclepion AG for lost profits and the refund of costs. The damages claim asserted by a former exclusive dealer of Carl Zeiss Meditec in Saudi Arabia due to improper termination of the trading relationship is currently at the service of process stage and is expected to be heard before the court of arbitration of the International Chamber of Commerce in Paris. The Group has taken adequate precautions for the above mentioned cases for the time being by setting up accruals.

The known legal dispute, which has been ongoing for some time, between Carl Zeiss Meditec Inc., a subsidiary of Carl Zeiss Meditec AG, and Notal Vision Inc., relating to an allegedly unfulfilled minimum acceptance duty as part of a distribution agreement has been decided in favour of Notal Vision Inc. by a U.S. arbitration tribunal.

In March 2007 Carl Zeiss Meditec AG received notification that Notal Vision Inc. had been awarded damages for the payment of lost profits as a result of non-fulfilment of the acceptance duty, as well as for reimbursement of legal and other costs. This resulted in a negative one-off effect of € 2.0 million after taxes for the past financial year.

Parent guarantee

As of 3 September 2007 a subsidiary of Carl Zeiss Meditec gave a parent guarantee for Acri.Tec AG, Henningsdorf. By this guarantee the company ensures that Acri.Tec AG will be provided with sufficient funds in order to fulfil its obligation from a subordinate loan after the effective completion of the purchase and assignment contract (see notes under (27)).

(20) Financial instruments and risk provisioning

The following table shows the carrying amounts and estimated fair values of the financing instruments as of 30 September 2007 and 30 September 2006.

(in € '000)	30 September 2007		30 September 2006	
	Carrying amount	Fair value	Carrying amount	Fair value
Primary financial instruments				
Assets				
Trade receivables	98,225	98,225	58,693	58,693
Accounts receivable from related parties	15,505	15,505	7,162	7,162
Treasury receivables	59,167	59,167	32,340	32,340
Investments	362	362	362	362
Securities	5,068	5,068	-	-
Cash and cash equivalents and restricted cash	217,921	217,921	51,323	51,323
Other financial assets	880	880	232	232
Liabilities				
Trade payables	25,127	25,127	15,362	15,362
Accounts payable to related parties	11,850	11,850	11,876	11,876
Treasury payables	9,446	9,446	9,484	9,484
Loans from related parties	18,985	18,985	21,258	21,258
Loans from banks	4,256	4,489	4,623	4,669
Leasing liabilities	20,657	25,876	23,720	26,366
Other financial liabilities	112	112	3	3
Derivative financial instruments				
Assets				
Currency hedging contracts	1,414	1,414	4	4
Liabilities				
Currency hedging contracts	505	505	15	15

As of 30 September 2007 the Company had currency hedging contracts with a total nominal value of € 48,916 thousand (previous year: € 3,162 thousand). Gains and losses from the valuation of derivative financial instruments not yet due in the amount of € 909 thousand (previous year € -11 thousand) are recorded in the income statement under "Foreign currency gains/(losses), net".

(21) Segment reporting

According to IAS 14, segment reporting requires income to be reported according to its origin and taking internal organisational structures and reporting systems into account.

Primary reporting – geographic regions
Carl Zeiss Meditec's primary reporting is based on the geographic regions of Germany, USA, Japan and Europe, according to the domiciles of the subsidiary that generates the revenue. Each segment offers the same type of products and services.

(in € '000)

Financial year 2006/2007	Germany	USA	Japan	Europe	Total	Eliminations	Conslidated
External revenue	339,059	254,684	55,034	99,122	747,899	(178,204)	569,695
Internal revenue	136,236	31,125	11	10,832	178,204	-	178,204
Gross profit	137,766	106,505	20,860	35,131	300,262	(4,743)	295,519
Segment profit/loss	44,522	18,780	6,630	3,929	73,861	(3,502)	70,359
Segment assets	302,156	129,081	25,731	164,038	621,006	(16,018)	604,988
Segment liabilities	75,125	43,567	8,834	17,640	145,166	-	145,166
Scheduled depreciation and amortisation	3,643	4,022	79	2,130	9,874	1,947	11,821
Other non-cash expenses	16,054	5,310	427	3,621	25,412	-	25,412
Interest expenses	10,112	4,116	148	5,667	20,043	(13,652)	6,391
Capital expenditure	3,382	3,345	24	1,523	8,274	(456)	7,818
Goodwill	15,422	10,217	-	78,094	103,733	-	103,733

(in € '000)

Financial year 2005/2006	Germany	USA	Japan	Europe	Total	Eliminations	Consolidated
External revenue	145,063	193,964	65,084	65,075	469,186	(78,623)	390,563
Internal revenue	39,248	34,305	-	5,070	78,623		78,623
Gross profit	46,397	84,038	26,028	29,283	185,746	(1,987)	183,759
Segment profit/loss	11,153	21,977	9,410	7,224	49,764	(1,678)	48,086
Segment assets	63,388	96,965	27,150	154,927	342,430	(5,492)	336,938
Segment liabilities	27,329	30,495	9,928	11,232	78,984	-	78,984
Scheduled depreciation and amortisation	3,035	3,858	67	3,871	10,831	(66)	10,765
Other non-cash expenses	4,696	6,033	1,114	2,925	14,768	-	14,768
Interest expenses	549	2,615	89	490	3,743	(374)	3,369
Capital expenditure	1,694	2,778	174	1,774	6,420	(68)	6,352
Goodwill	15,422	11,441	-	74,517	101,380	-	101,380

Segment assets comprise the assets of the segments less any liabilities from income taxes, treasury receivables, investments and loans. Segment liabilities comprise current and noncurrent liabilities less deferred taxes, income tax liabilities, current and noncurrent credit and liabilities from finance leases.

Sales and income between the segments are at standard market conditions (arm's length transactions).

Capital expenditure relates to the acquisition of property, plant and equipment.

Group earnings for financial year 2006/2007 mainly consist of sales revenues. The table below shows a breakdown of revenue:

(in € '000)	Financial year 2006/2007	Financial year 2005/2006
Gains from disposal of assets	524,141	363,816
Gains from the generation of services (including spare part sales)	45,554	26,747
Total	569,695	390,563

Revenue is attributed to geographical regions based on the location of the customer as follows:

(in € '000)	Financial year 2006/2007	Financial year 2005/2006
Germany	37,859	19,640
Rest of world:		
EMEA	169,261	100,233
Americas	243,765	170,540
Asia/Pacific	118,810	100,150
Total	**569,695**	**390,563**

Secondary reporting –
Strategic business units (SBU)
Due to the incorporation of Carl Zeiss Surgical and Carl Zeiss Meditec Iberia into the reporting entity of Carl Zeiss Meditec, secondary reporting was adjusted compared to the previous financial year to the current business segments in line with the internal organisational and management structure. SBUs "Ophthalmic Systems" and "Surgical Ophthalmology" comprise the activities of Carl Zeiss Meditec in the ophthalmic market. "Ophthalmic Systems" include medical laser and diagnostic systems. The "Surgical Ophthalmology" segment combines the Company's activities in the field of intraocular lenses and consumables. The newly added field of neuro, ear, nose and throat surgery due to the acquisition of Carl Zeiss Surgical is presented in the segment "Neuro/ENT". Surgical visualisation solutions and activities in the area of intraoperative radiation therapy are also allocated to this SBU.

The following table contains information on the segment revenue and assets according to the Group's business segments (previous year's figures are adjusted to current segmentation):

(in € '000)				
Financial year 2006/2007	**Ophthalmic Systems**	**Surgical Ophthalmology**	**Neuro/ENT**	**Total**
External revenue	291,646	49,987	228,062	569,695
Capital expenditure	4,316	1,315	2,187	7,818
Assets	347,771	133,319	123,898	604,988
Financial year 2005/2006	**Ophthalmic Systems**	**Surgical Ophthalmology**	**Neuro/ENT**	**Total**
External revenue	303,131	51,425	36,007	390,563
Capital expenditure	4,592	1,743	17	6,352
Assets	177,931	141,934	17,073	336,938

Key customers
In the past two financial years, no individual customer accounted for more than 10 % of total revenue.

(22) Government grants

Grants allocated for the years ending 30 September 2007 and 2006 were as follows:

(in € '000)	Financial year 2006/2007	Financial year 2005/2006
Research and development subsidies	1,392	452
Other subsidies	–	60
Total	**1,392**	**512**

Other grants were deducted from the acquisition costs of the corresponding property, plant and equipment.

Investment subsidies and investment grants are subject to a subsequent review; however, the Company has not identified any risks of repayment.

(23) Income taxes

Earnings (losses) before income taxes are attributable to the following geographic regions:

(in € '000)	Financial year 2006/2007	Financial year 2005/2006
Germany	46,580	10,402
Rest of world	29,533	35,160
Total	**76,113**	**45,562**

Income taxes comprise as follows:

(in € '000)	Financial year 2006/2007	Financial year 2005/2006
Current taxes:		
Germany	15,575	1,900
Rest of world	12,458	12,388
	28,033	**14,288**
(thereof unrelated to the accounting period)	(1,539)	(1,840)
Deferred taxes:		
Germany	3,544	2,877
Rest of world	(5,110)	(1,307)
	(1,566)	**1,570**
Total	**26,467**	**15,858**

The following current and deferred taxes result from items directly attributable to equity:

(in € '000)	Financial year 2006/2007	Financial year 2005/2006
Capital increase costs	2,597	–
Revaluation of securities (available for sale)	27	–
Total	**2,624**	–

In accordance with the tax law applicable in financial year 2006/2007, the Company's income is subject to a corporation tax rate of 25%. Taking into account the solidarity surcharge and the varying trade income tax rate, companies in Germany are subject to a tax rate of between 37.25% and 39.02% (previous year: 38.64% to 39.01%). The nominal tax rates applicable outside Germany in the financial year range between 33.33% and 42.10% (previous year: 33.33% and 40.69%).

The nominal tax rate of the parent company, Carl Zeiss Meditec AG, Jena, of 39.02 % (previous year: 39.01 %), which applied in the past financial year is the tax rate used for the tax reconciliation account. Deferred taxes on interim profits are calculated in each case using the current or future tax rate applicable for the receiving Group company. This results in a tax rate that fluctuates between 27.95 % and 40.69 %. For the sake of simplicity, other deferred taxes are calculated using the future nominal tax rate for the parent company, Carl Zeiss Meditec AG, Jena, of 30.35 % (previous year: 39.01 %). The decrease in the tax rate compared with the previous year is attributable to the German tax reform, which entered into force on 1 January 2008, and to the associated reduction in the tax burden at companies in Germany. The reconciliation of the expected income tax expense in relation to earnings before income taxes to the actual income tax expense is as follows:

(in € '000)	Financial year 2006/2007	Financial year 2005/2006
Expected tax expense at statutory rate	29,699	17,774
Non-deductible expenses	489	1,230
Tax-exempt earnings	(2,434)	(1,535)
Effect of change in statutory tax rate	959	120
Taxes of previous years	(1,539)	(1,840)
Foreign tax rate differential	(1,118)	705
Retained earnings of subsidiaries intended for disbursement	1,438	1,077
Recognition & valuation of deferred tax assets	(861)	(744)
Other	(166)	(929)
Effective taxes on income	**26,467**	**15,858**
Effective tax rate	34.77 %	34.81 %

Deferred tax assets and liabilities are broken down into the following balance sheet items:

(in € '000)	30 September 2007	30 September 2006
Loss carryforward	3,308	4,918
Intangible assets	164	115
Property, plant and equipment	5,288	5,029
Financial assets	191	683
Inventories	9,521	4,356
Trade receivables	1,304	264
Other assets	1,093	2,310
Provisions	8,434	2,938
Accounts payable to related parties	-	399
Other liabilities	4,268	1,415
Deferred tax assets	**33,571**	**22,427**
Intangible assets	5,564	7,254
Property, plant and equipment	661	228
Inventories	-	73
Trade receivables	63	422
Other assets	4,183	218
Provisions	310	828
Trade payables	62	-
Other liabilities	1,132	-
Retained earnings	4,170	2,725
Deferred tax liabilities	**16,145**	**11,748**
Deferred tax assets (net)	**17,426**	**10,679**

After netting according to IAS 12, the consolidated balance sheet includes deferred tax assets totalling € 28,688 thousand (previous year: € 17,800 thousand) and deferred tax liabilities totalling € 11,262 thousand (previous year: € 7,121 thousand).

Deferred tax liabilities are carried in the amount of € 100,534 thousand (previous year: € 41,016 thousand) for net retained earnings from subsidiaries intended for disbursement in the amount of € 4,164 thousand (previous year: € 2,725 thousand). This amount comprises foreign withholding taxes totalling € 2,594 thousand (previous year: € 1,925 thousand) and additional German tax expense due upon disbursement totalling € 1,570 thousand previous year: € 800 thousand).

The Group did not provide deferred tax liabilities of € 1,258 thousand (previous year: € 1,151 thousand) in retained earnings of subsidiaries of € 25,068 thousand (previous year: € 20,419 thousand) because, from today's stance, the earnings of subsidiaries are intended to be indefinitely invested in those operations.

Deferred tax assets for tax losses carried forwards are carried at the amount at which the associated tax assets are expected to be realised as a result of future tax profits. As of 30 September 2007, Carl Zeiss Meditec had tax credits from loss carryforwards in the amount of € 1,065 thousand (previous year: € 4,066 thousand) for which no deferred taxes had been formed. A loss carryforward of € 3,568 thousand has no expiry date.

The table below shows the reconciliation of deferred taxes:

(in € '000)	
Deferred tax assets (net) as of 30 September 2005	**11,557**
Effects recognised in income	(1,570)
Exchange rate changes	255
Transfers	437
Deferred tax assets (net) as of 30 September 2006	**10,679**
Effects recognised in income	1,566
Effect recognised directly in equity	27
Changes in the reporting entity	7,051
Exchange rate changes	(1,897)
Deferred tax assets (net) as of 30 September 2007	**17,426**

The Company's consolidated financial statements do not show any valuation allowance for deferred taxes in financial year 2006/2007.

(24) Related party disclosures

The following receivables and liabilities as well as revenues result from various agreements with related parties:

(in € '000)	30 September 2007	30 September 2006
Accounts receivable	15,505	7,126
Accounts payable	11,850	11,876
Revenue	109,935	66,110

Furthermore, there were payables and receivables from Carl Zeiss Financial Service GmbH to the amount of € 59,167 thousand (previous year: € 32,340 thousand) and € 9,446 thousand (previous year: € 9,484 thousand). The item "Noncurrent financial liabilities" includes also a loan for Carl Zeiss Financial Service GmbH to the amount of € 18,985 thousand (€ 21,258 thousand). (see note (16)).

The Company also purchased goods and services as follows:

(in € '000)	30 September 2007	30 September 2006
Goods deliveries	50,148	35,329
Services	29,380	13,579

Purchased services include research and development costs of € 3,234 thousand commissioned at the Carl Zeiss Group in financial year 2006/2007 (previous year: € 1,371 thousand).

Relationships with key personalities with a significant influence do not and did not exist.

(25) Employee participation programme

This financial year no free shares were distributed to Group employees (previous year: 17 shares per employee). In the previous financial year the employee participation programme generated personnel expenses of € 98 thousand. The Company did not issue any stock options in financial years 2005/2006 and 2006/2007.

(26) Notifiable transactions in the reporting period

In financial year 2006/2007 members of the Management Board and Supervisory Board executed notifiable securities transactions pursuant to Art. 15a of the German Securities Trading Act (*Wertpapierhandelsgesetz, WpHG*).

On 30 October 2006, Bernd Hirsch (Member of the Management Board) sold 500 shares with a total value of € 7,495 and acquired 500 shares with a value of € 6,885 on 2 November 2006. Bernd Hirsch acquired a further 1,250 shares on 17 September 2007. The total value of this transaction was € 16,598.75.

In financial year 2006/2007 Carl Zeiss Meditec implemented a capital increase with subscription rights as part of the acquisition of Carl Zeiss Surgical. Although the German Securities Trading Act *(Wertpapierhandelsgesetz, WpHG)* does not clearly specify whether the exercise and sale of subscription rights constitute notifiable securities transactions, all relevant transactions by the Company's executive bodies were treated as such. The former Deputy Chairman of the Supervisory Board, Alexander von Witzleben, and Supervisory Board member Dr. Markus Guthoff did not participate in the capital increase with subscription rights and sold all of their subscription rights. The Chairman of the Supervisory Board, Dr. Michael Kaschke, and Franz-Jörg Stündel (Supervisory Board member) only exercised part of their subscription rights. Subscription rights not exercised were sold. The members of the Management Board Ulrich Krauss and Bernd Hirsch and the Supervisory Board member Wilhelm Burmeister exercised their subscription rights in full as part of the capital increase.

The details of the above-mentioned securities transactions were published immediately after their disclosure on the Company's Web site at www.meditec.zeiss.com/ir – Corporate Governance – Directors' Dealings in accordance with the legal requirements of Art. 15b WpHG. The publication documents and the relevant disclosures were forwarded to the German Federal Financial Supervisory Authority *(Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin)*.

(27) Events after the balance sheet date

Acquisition of Acri.Tec AG, Hennigsdorf, Germany

On 3 September 2007 a subsidiary of Carl Zeiss Meditec and Acri.Tec AG concluded a purchase agreement which provided for the complete takeover (100 % of the shares) of the ophthalmic surgery company Acri.Tec AG by Carl Zeiss Meditec. The purchase agreement included several conditions precedent concerning the transfer of shares to Carl Zeiss Meditec and the rights associated with these shares. These conditions were completely fulfilled on 1 October 2007, meaning that the acquisition date and thus the date of first-time consolidation are both 1 October 2007. Total acquisition costs amounted to € 24,000 thousand and were also paid in cash on 1 October 2007. A purchase price allocation had not yet taken place by the date of publication. Acri.Tec AG specialises in innovative implants (intraocular lenses, IOL) and other products (viscoelastic solutions and products for vitreoretinal surgery) for ophthalmic surgery.

Appointing another member to the Management Board

In accordance with the resolution of the Supervisory Board of 5 October 2007 effective from 8 Oktober, Dr. Ludwin Monz was appointed as a further member of the Company's Management Board by the Supervisory Board of Carl Zeiss Meditec AG.

Dividend payments

The Management Board and Supervisory Board propose a dividend payment of € 35,043 thousand (€ 0.43 per share).

(28) Other mandatory disclosures pursuant to Art. 314 Commercial Code (HGB)

Details on executive bodies of the parent company

Management Board

The following were appointed as members of the Management Board of Carl Zeiss Meditec AG in financial year 2006/2007 and entered in the commercial register:

Name	Year of first appointment	Responsibilities/ Activities	Other mandates in other companies
Ulrich Krauss, Dipl.-Kaufmann (MBA)	2002	President and CEO Area of responsibility: Sales	• Managing Director of Carl Zeiss Meditec Vertriebsgesellschaft mbH, Jena • Chairman of the Supervisory Board of *Acri.Tec AG, Hennigsdorf (since 01.10.2007) • Member of the Supervisory Board of Carl Zeiss MicroImaging GmbH, Jena • Member of the Board of Directors of Carl Zeiss Meditec Co., Ltd., Tokyo, Japan • Member of the Board of Directors of Carl Zeiss India Pte. Ltd., Singapore • "Administrateur" of F.C.I. S.A., Paris, France • Member of the Board of Directors of Carl Zeiss Meditec, Inc., Dublin, USA (until 12.12.2006) • "Administrateur" of Carl Zeiss Meditec S.A.S., La Rochelle, France (until 21.03.2007) • Member of the Board of Directors of IOLTech Belgie B.V.B.A., Hasselt, Belgium (until 24.09.2007)
Bernd Hirsch, Dipl.-Kaufmann (MBA)	2002	Member of the Management Board Areas of responsibility: Finance, Group functions (Investor Relations, Legal, Taxes), Business Process Excellence	• Managing Director of Carl Zeiss Meditec Asset Management Verwaltungsgesellschaft mbH, Jena • Managing Director of Carl Zeiss Meditec Systems GmbH, Jena (since 01.05.2007) • Président Directeur Générale of F.C.I. S.A., Paris, France • Président of Fransitec S.A., La Rochelle, France • Deputy Chairman of the Supervisory Board of *Acri.Tec AG, Hennigsdorf (since 01.10.2007) • Member of the Supervisory Board of Carl Zeiss Jena GmbH, Jena • Member of the Board of Directors of Carl Zeiss Meditec, Inc., Dublin, USA (until 12.12.2006) • Member of the Board of Directors of F.C.I. Ophthalmic, Inc., Marshfield Hills, USA • Member of the Board of Directors of Hyaltech Ltd., Edinburgh, United Kingdom • Auditor of Carl Zeiss Meditec Co., Ltd., Tokyo, Japan • Président Directeur Général of Carl Zeiss Meditec S.A.S., La Rochelle, France (until 21.03.2007) • Member of the Board of Directors of Carl Zeiss Surgical, Inc., Dublin, USA (since 12.12.2006 until 30.06.2007)

Name	Year of first appointment	Responsibilities/ Activities	Other mandates in other companies
James L Taylor	2004	Member of the Management Board Area of responsibility: Business segment "Ophthalmic systems"	• Member of the Board of Directors of Carl Zeiss Meditec, Inc., Dublin, USA • Member of the Board of Directors of Carl Zeiss Surgical, Inc., Dublin, USA (since 12.12.2006 until 30.06.2007)
Dr Ludwin Monz, Graduate physicist, MBA	Since 08 October 2007	Member of the Management Board Area of responsibility: Business segments "Neuro/ENT", "Surgical ophthalmology"	• Chairman of the management of Carl Zeiss Surgical GmbH, Oberkochen, Germany • Member of the Board of Directors of Carl Zeiss Meditec, Inc., Dublin, USA (until 12.12.2006) • Member of the internal advisory board of Carl Zeiss GmbH, Vienna, Austria • Member of the Board of Directors of Carl Zeiss Surgical, Inc., Dublin, USA (since 12.12.2006 until 30.06 2007)

The total remuneration of the active members of the Management Board amounted to € 1,065 thousand in financial year 2006/2007. Details of this remuneration are included in the remuneration report in the management report. Furthermore, there is a benefit obligation from the long term incentive programme which increased by € 308.2 thousand in this financial year. Projected unit credits for pensions for former members of the Management Board of Carl Zeiss Meditec amounted to € 156 thousand. Furthermore, the expense for transfers to provisions for pensions of active Management Board members was € 67 thousand in financial year 2006/2007. No pension provisions are being set up for Management Board member Taylor. Instead, the US subsidiary is paying the employer's contribution of a savings scheme for him – a defined contribution plan. Furthermore, an agreement for deferred compensation was concluded with Mr Taylor in financial year 2006/2007. The expenses totalled € 83 thousand in financial year 2006/2007.

Supervisory Board

The Supervisory Board of Carl Zeiss Meditec AG had the following members in financial year 2006/2007:

Name Position on the Supervisory Board	Main occupation	Other mandates in other companies
Dr Michael Kaschke Chairman of the Supervisory Board, Chairman of the General and Personnel Committee, Member of the Audit Committee, Member of the Supervisory Board since 2002	Member of the Management Board of Carl Zeiss AG, Oberkochen	• Chairman of the Supervisory Board of Carl Zeiss Financial Services GmbH, Oberkochen • Chairman of the Board of Directors of Carl Zeiss Co., Ltd., Tokyo, Japan • Chairman of the Board of Directors of Carl Zeiss Australia Pty. Ltd., Camperdown, Australia • Chairman of the Board of Directors of Carl Zeiss Pte. Ltd., Singapore • Chairman of the Board of Directors of Carl Zeiss India Pte. Ltd., Singapore • Chairman of the Board of Directors of Carl Zeiss Co., Ltd., Seoul, South Korea • Chairman of the Board of Directors of Carl Zeiss Far East Co., Ltd., Kowloon, Hong Kong, China • Chairman of the Board of Directors of Carl Zeiss (Pty.) Ltd., Randburg, South Africa • Member of the Supervisory Board of Siltronic AG, Munich • Chairman of the Board of Directors of Carl Zeiss Meditec, Inc., Dublin, USA (until 12.12.2006) • Chairman of the Board of Directors of Carl Zeiss Surgical, Inc., Dublin, USA (until 12.12.2006)
Alexander von Witzleben Former Deputy Chairman of the Supervisory Board, Former Member of the General and Personnel Committee, Member of the Supervisory Board from 2001 until 31 May 2007	Member of the Management Board of Franz Haniel & Cie GmbH, Duisburg	• Chairman of the Supervisory Board of Analytik Jena AG, Jena • Chairman of the Supervisory Board of avenon GmbH, Stuttgart, Germany • Chairman of the Supervisory Board of PVA Tepla AG, Asslar • Chairman of the Supervisory Board of DEWB AG, Jena • Deputy Chairman of the Supervisory Board of VERBIO AG, Zörbig • Deputy Chairman of the Supervisory Board of TAKKT AG, Stuttgart, Germany • Member of the Advisory Board of Kaefer Isoliertechnik GmbH & Co. KG, Bremen, Germany • Member of the Administrative Board of Feintool International Holding AG, Lyss, Switzerland • Chairman of the Management Board of Jenoptik AG, Jena (until 30.06.2007)
Dr Markus Guthoff Member of the Supervisory Board, Chairman of the Audit Committee, Member of the Supervisory Board since 2004	Freelance Management Consultant	• Member of the Advisory Board of Poppe & Potthoff GmbH & Co., Werther • Member of the Management Board of IKB Deutsche Industriebank AG, Düsseldorf, Germany (until 16.10 2007) • Member of the Board of Directors of IKB Capital Corporation, New York, USA (until 16 10 2007) • Chairman of the Advisory Board of IKB Immobilien Management Gesell. MbH, Dusseldorf, Germany (until 16.10.2007) • Chairman of the Advisory Board of IKB Data GmbH, Düsseldorf, Germany (until 16.10.2007) • Chairman of the Advisory Board of Movesta Lease and Finance GmbH, Düsseldorf, Germany (until 16.10.2007) • Chairman of the Administrative Board of IKB International, Luxembourg (until 16.10 2007) • Member of the Advisory Board of IKB Private Equity GmbH, Dusseldorf, Germany (until 16 10 2007)

Name Position on the Supervisory Board	Main occupation	Other mandates in other companies
Dr Wolfgang Reim Member of the Supervisory Board since 17 August 2007, Member of the General and Personnel Committee	Independent MedTech consultant	• Member of the Administrative Board of BB MedTech AG, Schaffhausen, Switzerland
Dr Dieter Kurz Member of the Supervisory Board, Member of the General and Personnel Committee, Member of the Supervisory Board since 2006	Chairman of the Management Board of Carl Zeiss AG, Oberkochen, Germany	• Chairman of the Supervisory Board of Carl Zeiss SMT AG, Oberkochen • Chairman of the Supervisory Board of Carl Zeiss Industrielle Messtechnik GmbH, Oberkochen • Chairman of the Supervisory Board of Carl Zeiss Jena GmbH, Jena • Président of Carl Zeiss S.A.S., Le Pecq, France • Chairman of Carl Zeiss AB, Stockholm, Sweden • Chairman of Carl Zeiss B.V., Sliedrecht, Netherlands • Chairman of the Supervisory Board of Carl Zeiss N.V.-S.A., Zaventem, Belgium • Chairman of the Supervisory Board of Carl Zeiss Ltd., Welwyn Garden City, United Kingdom • Chairman of the Administrative Board of Carl Zeiss S.p.A., Arese, Italy • Chairman of the Administrative Board of Carl Zeiss AG., Feldbach, Switzerland • Chairman of the Supervisory Board of Carl Zeiss GmbH, Vienna, Austria • Chairman of the Adisory Board of Carl Zeiss OOO, Moscow, Russia • Chairman of the Administrative Board of Carl Zeiss Mexico, S.A. de CV, Mexico D.F., Mexico • Chairman of the Supervisory Board of Carl Zeiss do Brasil Ltda., Sao Paulo, Brasil • Chairman of the internal advisory board of Carl Zeiss Argentina S.A., Buenos Aires, Argentina • Chairman of the Board of Directors of Carl Zeiss, Inc., Thornwood, USA • Chairman of the Board of Directors of Carl Zeiss IMT Corp., Minneapolis, USA • Auditor of Carl Zeiss Co., Ltd., Tokyo, Japan • Member of the Advisory Board of Carl Zeiss Vision Holding GmbH, Aalen, Germany
Franz-Jörg Stündel Member of the Supervisory Board, Member of the Audit Committee, Member of the Supervisory Board since 2002	Service Engineer at Carl Zeiss Meditec AG, Jena	• none
Wilhelm Burmeister Member of the Supervisory Board, Member of the Supervisory Board since 2004	Group Manager Manufacturing Control and Chairman of the Works Council of Carl Zeiss Meditec AG, Jena	• none

The total remuneration of the active members of the Supervisory Board amounted to € 270 thousand in financial year 2006/2007. Details of this remuneration are included in the remuneration report in the management report. The remuneration of Supervisory Board members is governed by Art. 19 of the Articles of Association of Carl Zeiss Meditec AG.

Advances/loans and contingent liabilities in favour of members of executive bodies
No advances or loans were granted to members of the executive bodies. The Company did not enter into any contingent liabilities in favour of members of the Management Board or Supervisory Board.

Auditor's fee
In financial year 2005/2006, the Company paid auditors' fees for the audit of the annual single-entity and consolidated financial statements in the amount of € 528 thousand and for other services in the amount of € 318 thousand.

In financial year 2006/2007, the fees for the auditors of the consolidated financial statements totalled € 853 thousand for auditing the consolidated financial statements (of which € 298 thousand in Germany) and € 221 thousand for other services (of which € 30 thousand in Germany).

Personnel expenses
Personnel expenses for financial years 2006/2007 and 2005/2006 were as follows:

(in € '000)	Financial year 2006/2007	Financial year 2005/2006
Wages and salaries	120,287	79,466
Social security expenses	16,947	10,142
Employee pensions	4,127	3,159
Total	141,361	92,767

The total of all defined contribution plans in the current financial year amounted to € 2,072 thousand (previous year: € 1,347 thousand). As of the cut-off date 30 September 2007, the workforce totalled 1,929 (previous year: 1,292) plus 15 trainees (previous year: 14). On an annual average a total of 1,933 staff were employed by the Company (previous year: 1,281).

(29) Details on shareholdings (fully consolidated companies)

(in € '000)

Name and domicile of the company	Currency	Share in voting capital %	Equity as of 30 September 2007 translated at the exchange rate on the balance sheet date*	Thereof profit/loss for financial year 2006/2007 translated at the average annual exchange rate*
Carl Zeiss Meditec Inc., Dublin, USA (incl. CZ Surgical Inc.)	US$ '000 € '000	100	108,770 76,669	11,326 8,511
Carl Zeiss Meditec Asset Management Verwaltungsgesellschaft mbH, Jena, Germany	€ '000	100	14,764	-8
Carl Zeiss Meditec Iberia S.A., Tres Cantos, Spain	€ '000	100	3,730	571
Carl Zeiss Surgical GmbH, Oberkochen, Germany	€ '000	100	61,465	21,633
Carl Zeiss Medical Software GmbH, Munchen, Germany	€ '000	100	28	3
Carl Zeiss Meditec Co. Ltd. Tokyo, Japan	JPY '000 € '000	51	2,854,224 17,448	564,733 3,569
Carl Zeiss Meditec Systems GmbH, Jena, Germany	€ '000	100	3,142	810
Carl Zeiss Meditec Vertriebsgesellschaft mbH, Jena, Germany	€ '000	100	-1,441	-1,879
Atlantic S.A.S., Le Pecq, France	€ '000	100	18,604	3,834
Carl Zeiss Meditec France S.A.S. Le Pecq, France	€ '000	100	2,497	-362
Carl Zeiss Meditec S.A.S., La Rochelle, France	€ '000	100	18,954	978
HYALTECH Ltd., Edindburgh, United Kingdom	GBP '000 € '000	100	9,129 13,072	2,012 2,978
IOLTECHNOLOGIE Production S.A.R.L., La Rochelle, France	€ '000	100	8,875	-373
FRANSITEC S.A.S., La Rochelle, France	€ '000	100	109	-29
R.D.B. S.A.S. Laboratoire, Besancon, France	€ '000	100	1,358	209
F.C.I. SUD Ltd.,Quatre Bornes, Mauritius	MUR '000 € '000	100	45,584 1,060	11,455 268
F.C.I. Ophthalmics Inc., Marshfield Hills, USA	US$ '000 € '000	100	509 359	370 278
F.C.I. S.A., Paris, France	€ '000	99,5	8,790	1,216

* The figures show the values recognised under the respective national accounting standards.

Carl Zeiss Surgical Inc., which has it registered office in Dublin, USA and was consolidated for the first time in November 2006 (see note (3)), was merged with Carl Zeiss Meditec Inc., with effect from 1 July 2007.

German Corporate Governance Code/ Declaration according to Art. 161 of the AktG (Stock Corporation Act)

The declaration mandated under Art. 161 German Stock Corporation Act (AktG) was made available to the Management and Supervisory Boards and the shareholders on the homepage http://www.meditec.zeiss.de.

Responsibility Statement

To the best of our knowledge we declare that, according to the applied principles of proper reporting, the consolidated financial statements provide a true and fair view of the Group's net worth, financial position and results of operations, that the consolidated management report presents a true and fair view of the Company's business, including the results and Group's position, and that the major opportunities and risks are accurately described.

Ulrich Krauss President and CEO	Bernd Hirsch Member of the Management Board	Dr. Ludwin Monz Member of the Management Board	James L. Taylor Member of the Management Board

Clearance for publication

The Management Board of Carl Zeiss Meditec AG cleared these IFRS consolidated financial statements to be handed over to the Supervisory Board on 30 November 2007. The duty of the Supervisory Board is to review the consolidated financial statements and declare whether it approves the consolidated financial statements.

Jena, 30 November 2007

Carl Zeiss Meditec AG

Ulrich Krauss President and CEO	Bernd Hirsch Member of the Management Board	Dr. Ludwin Monz Member of the Management Board	James L. Taylor Member of the Management Board

Auditor's Report

We have audited the consolidated financial statements prepared by the Carl Zeiss Meditec AG, Jena, comprising the balance sheet, the income statement, statement of changes in equity, cash flow statement and the notes to the consolidated financial statements, together with the group management report for the business year from October 1, 2006 to September 30, 2007. The preparation of the consolidated financial statements and the group management report in accordance with IFRSs, as adopted by the EU, and the additional requirements of German commercial law pursuant to § 315a Abs. 1 HGB are the responsibility of the parent company's management. Our responsibility is to express an opinion on the consolidated financial statements and on the group management report based on our audit.

We conducted our audit of the consolidated financial statements in accordance with § 317 HGB [*Handelsgesetzbuch* „German Commercial Code"] and German generally accepted standards for the audit of financial statements promulgated by the *Institut der Wirtschaftsprüfer* (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements and group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements comply with IFRSs, as adopted by the EU, the additional requirements of German commercial law pursuant to § 315a Abs. 1 HGB and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The group management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development.

Jena November 30, 2007

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Dr. Kursatz
Wirtschaftsprüfer

Pülmanns
Wirtschaftsprüfer

CORPORATE GOVERNANCE REPORT IN ACCORDANCE WITH CLAUSE 3.10 OF THE GERMAN CORPORATE GOVERNANCE CODE

Corporate Governance at Carl Zeiss Meditec

Good Corporate Governance goes without saying at Carl Zeiss Meditec

In the long-term, only responsible management can secure sustained positive growth. It is only logical that the principles of good corporate governance should be of vital importance at Carl Zeiss Meditec AG[1] not just today, but in the future as well. In financial year 2006/2007, Carl Zeiss Meditec met the recommendations of the German Corporate Governance Code[2] in both of the versions[3] that were valid during this period. The Company also followed the vast majority of the Code proposals.

The following text provides detailed information about the implementation status of Corporate Governance at Carl Zeiss Meditec. How the recommendations of the German Corporate Governance Code (required provisions) are met in its currently-applicable form is described in the first section of this report. The second section shows how the code proposals (discretionary provisions) are implemented at Carl Zeiss Meditec.

I. Mandatory: Carl Zeiss Meditec conforms to all recommendations of the German Corporate Governance Code without limitations

Shareholder rights: All Carl Zeiss Meditec shareholders have the same rights; each share entitles the bearer to one vote

The forum for shareholders to exercise their rights is the Annual General Meeting, and it is here that they exercise their voting right. Each Carl Zeiss Meditec share entitles its bearer to one vote. Shareholders have the opportunity at the Annual General Meeting to voice their opinions on agenda items and to ask relevant questions and make proposals. The Annual General Meeting is chaired by the Chairman of the Supervisory Board. The Management Board of Carl Zeiss Meditec AG presents the annual financial statements and the consolidated financial statements to the Annual General Meeting. Amendments to the Articles of Association and major corporate measures, such as affiliation agreements and changes in company form, the issue of new shares and other financial instruments, as well as the authorisation to acquire treasury shares, are resolved by the Annual General Meeting as an executive body of the Company.

To date, convening to the Annual General Meeting has not been done electronically, because the corresponding agreement requirements have not yet been met. Carl Zeiss will closely follow any developments in this context and – if preferable to the existing procedures – will propose a corresponding change to the Articles of Association at a future General Meeting.

Cooperation between the Management Board and Supervisory Board: Both executive bodies work together closely for the benefit of the Company

The Management Board and the Supervisory Board provide a detailed progress report on the implementation of Corporate Governance at Carl Zeiss Meditec. This report has been a core part of Carl Zeiss Meditec's annual reports since financial year 2002/2003.

The Management Board is responsible for corporate management; the Supervisory Board advises and monitors the Management Board. This dual management system of Carl Zeiss Meditec AG is based, like the German Corporate Governance Code, on the provisions of the German Stock Corporation Act.

The Management Board and the Supervisory Board communicate very closely with each other in this respect and are in constant dialogue. The Management Board coordinates the Company's strategic orientation with the Supervisory Board and the two discuss how to put the strategy in place. The Management Board regularly provides the Supervisory Board with comprehensive, up-to-date written and verbal reports about the development of business, corporate planning, the development of risks and risk management and Compliance. Further explicit statements on this can be found in the "Report of the Supervisory Board" in this Annual Report.

The Supervisory Board is directly involved in any decisions that may have a significant effect on the Company's net assets, financial position and earnings. The Management Board and the Chairman of the Supervisory Board are jointly responsible for providing the Supervisory Board with information. The reports that the Management Board compiled pursuant to Art. 90 Section 1 and 2 are shown in more detail in the "Supervisory Board Report".

The Management Board and Supervisory Board observe the rules of proper business management. Should duties of care be culpably violated, the members of both executive bodies are liable to the Company, unless they could sensibly assume, based on adequate information, that they were acting in the company's interests (this is referred to as the 'business judgement rule'). A Directors & Officers insurance policy (D&O insurance) has been taken out for the Management and Supervisory Boards. This insurance policy provides for an appropriate retained amount.

The Management Board

As of 30 September 2007 the Management Board of Carl Zeiss Meditec AG had three members.

Following the end of the reporting period, one person was added to this executive body of Carl Zeiss Meditec: With effect from 8 October 2007, Dr. Ludwin Monz was appointed as a further member of the Carl Zeiss Meditec AG Management Board. He has been working for the Carl Zeiss Group since 1994 and has held a number of management positions within the Medical Technology division since 2000, most recently as Chairman of the Management Board of Carl Zeiss Surgical GmbH.

The Management Board is committed to defending the Company's interests and to sustainably increasing its value. The President and Chief Executive Officer coordinates the Company's basic policies. The main responsibilities of the Management Board include defining corporate strategy, drawing up the Company budget, publishing quarterly and annual financial statements, finding the right candidates to fill key positions in the Company, and allocating resources. Any secondary occupations require the consent of the Supervisory Board. None of the Management Board members of Carl Zeiss Meditec has a secondary occupation. The work of the Management Board, as a whole, is regulated by the standing orders. This relates in particular, though not exclusively, to the departmental responsibilities of the individual Management Board members and to the issues that come under the Management Board as a whole. The standing orders also stipulate that Management Board resolutions must be made with a simple majority.

The Supervisory Board

The Supervisory Board had one member change in the financial year just ended. Alexander von Witzleben, formerly CEO of Jenoptik AG, stood down from his office following a change of career as of 31 May 2007. Dr. Wolfgang Reim, who works as an independent medtech consultant, was initially legally appointed as his successor with effect from 17 August 2007. Three further members of the Company's Supervisory Board were elected by the General Meeting in 2006, two further members are employee representatives who were appointed on a voluntary basis and at

[1] Hereinafter also referred to as "Carl Zeiss Meditec" or "The Company"
[2] Hereinafter also referred to as "The Code"
[3] These are the versions of the German Governance Code dated 14 June 2007 and 12 June 2006

the Management Board's suggestion by the corresponding local court as members of the Company's Supervisory Board. As of 30 September 2007 the Supervisory Board of Carl Zeiss Meditec AG consisted of six members.

The Chairman of the Supervisory Board coordinates the activities of the Supervisory Board, chairs its meetings and represents the concerns of the Supervisory Board to the outside.

In order to facilitate independent consulting and monitoring of the Management Board by the Supervisory Board, the Supervisory Board has, in its estimation, a sufficient number of independent members who are in no way commercially or personally related to Carl Zeiss Meditec AG or its Management Board.

Since the foundation of Carl Zeiss Meditec in 2002, no member of the Management Board has moved to the chair of the Supervisory Board or to the chair of a Supervisory Board committee.

Remuneration report

Remuneration of the Management Board

The German disclosure law on executive pay and its resulting provisions in the HGB provide the basis for the publication of the remuneration paid to the Management Board. This specifies in what way both the statement of total remuneration to the Management Board and the statement of the individual remuneration paid to the individual Management Board members must be made. In conformity with the legal provisions, the Management Board remuneration is uniformly shown and published in a remuneration report as part of the Management Report or Consolidated Management Report. To avoid any duplicate entries, this Corporate Governance Report expressly adopts the information in the remuneration report and in the Management Report and Consolidated Management Report with the financial statements for financial year 2006/2007 and refers to this. In summary, below we simply reproduce the individualised remuneration of the Management Board, which consists of a fixed and variable, i.e. performance-related, component. Additional salary components and a generally-comprehensible description of the remuneration system can be found in the remuneration report at the location given above.

Table 1: Itemised breakdown of remuneration paid to the members of the Management Board of Carl Zeiss Meditec (Figures in € '000)

	Fixed remuneration component	Variable remuneration (performance-related)	Total remuneration for financial year 2006/2007
Ulrich Krauss	196	139	335
Bernd Hirsch	191	150	341
James L. Taylor	250	139	389

Remuneration of the Supervisory Board

The remuneration of the members of the Supervisory Board is calculated according to Art. 19 Section 1 of the current version of the Articles of Association of Carl Zeiss Meditec AG. In accordance with the Articles of Association, the Supervisory Board itself decides how the performance-related remuneration is divided amongst its members. When deciding the remuneration to be paid, account shall be taken of the Chair and Deputy Chair of the Supervisory Board and committee membership (see the "Report of the Supervisory Board" in this Annual Report for further information). The amount to be paid is determined firstly on the basis of the varying fixed remuneration for the Chairman of the Supervisory Board and his Deputy that is laid down in the Articles of Association. Secondly, functions in Supervisory Board committees are also taken into account in distributing the variable remuneration. The table below shows an itemised breakdown of the remuneration of the Supervisory Board:

Table 2 Individualised remuneration of the Supervisory Board of Carl Zeiss Meditec AG Art. 19 Section 1 of the Articles of Association of Carl Zeiss Meditec AG (Figures in € '000)

	Fixed remuneration component	Variable remuneration (performance-related)
Dr Michael Kaschke	20.0	45.1
Alexander von Witzleben*	10.0	21.5
Dr Markus Guthoff	10.0	38.7
Dr Wolfgang Reim[1]	1.2	3.6
Dr Dieter Kurz	10.0	32.2
Franz-Jörg Stündel[a]	10.0	32.2
Wilhelm Burmeister[a]	10.0	25.8

The Company did not pay any further remuneration or benefits for personally rendered services (in particular consultancy and agency services) to the members of the Supervisory Board in financial year 2006/2007.

Transparency: All interest groups are provided with regular, up-to-the-minute information about the Company's performance and about any important changes to the business.

The Management Board publishes insider information pertaining to Carl Zeiss Meditec immediately, provided it is not exempt from this obligation in individual cases. The Company also maintains an insider list containing the names of all persons with access to insider information. These insiders are kept regularly informed about all the legal obligations that this entails.

A firm principle of Carl Zeiss Meditec's communication policy is to treat all shareholders and interest groups as equals when publishing information relating to the Company that is important for assessing the Company's performance.

The annual financial statements including the annual management report are published much

* Member of the Supervisory Board until 31 May 2007 inclusive
[1] Legally appointed member of the Supervisory Board since 17 August 2007
[a] Employee representatives legally appointed to the Supervisory Board on a voluntary basis

more quickly than within the required 90 days after the end of the financial year. In this regard, Carl Zeiss Meditec lives up to 'fast closing'. Interim reports are published within 45 days of the end of the respective quarter. All mandatory publications and many of the Company's additional investor relations publications are published in both German and English.

All capital market-related information is available on Carl Zeiss Meditec's Web site at www.meditec.zeiss.com/ir.

In addition, the Management Board immediately announces any notifiable changes in shareholdings if, by selling, purchasing or other means, a person exceeds or falls below 3, 5, 10, 25, 30, 50 or 75 % of the voting rights in Carl Zeiss Meditec AG. Carl Zeiss Meditec AG also publishes details of all securities transactions by members of the Management Board or Supervisory Board involving shares of the Company, as soon as the total value of these transactions exceeds € 5,000 in the calendar year. This information is available in real time in both German and English on the Internet.

Directors' dealings: Notifiable securities transactions by members of the executive bodies of Carl Zeiss Meditec AG in financial year 2006/2007

In financial year 2006/2007 members of the Management Board and Supervisory Board executed notifiable securities transactions pursuant to Section 15a of the German Securities Trading Act (Wertpapierhandelsgesetz, WpHG).

On 30 October 2006, Bernd Hirsch (Member of the Management Board) sold 500 shares with a total value of € 7,495 and acquired 500 shares with a value of € 6,885 on 2 November 2006. Bernd Hirsch acquired a further 1,250 shares on 17 September 2007. The total value of this transaction was € 16,598.75.

In financial year 2006/2007 Carl Zeiss Meditec implemented a capital increase with subscription rights as part of the acquisition of Carl Zeiss Surgical. Although the German Securities Trading Act (Wertpapierhandelsgesetz, WpHG) does not clearly specify whether the exercise and sale of subscription rights constitute notifiable securities transactions, all relevant transactions by the Company's executive bodies were treated as such. The former Deputy Chairman of the Supervisory Board, Alexander von Witzleben and Supervisory Board member Dr. Markus Guthoff did not participate in the capital increase with subscription rights and sold all of their subscription rights. The Chairman of the Supervisory Board, Dr. Michael Kaschke, and Franz-Jörg Stündel (Supervisory Board member) only exercised part of their subscription rights. Subscription rights not exercised were sold. The members of the Management Board Ulrich Krauss and Bernd Hirsch and the Supervisory Board member Wilhelm Burmeister exercised their subscription rights in full as part of the capital increase. The details of these transactions can be inspected on the website of Carl Zeiss Meditec at the address below. **www.meditec.zeiss.com/ir | Corporate Governance | Directors' Dealings.**

No member of the Management Board or Supervisory Board alone holds shares or related financial instruments that directly or indirectly comprise more than one percent of the issued shares of Carl Zeiss Meditec AG. Even the total ownership of all Management Board and Supervisory Board members does not exceed this value.

The details of all securities transactions conducted by members of the Management Board and Supervisory Board were published immediately after their disclosure on the Company's Web site at **www.meditec.zeiss.com/ir | Corporate Governance | Directors' Dealings** in accordance with the legal requirements of Section 15b WpHG. The publication documents and the relevant disclosures were forwarded to the German Federal Financial Supervisory Authority *(Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin).*

Directors' holdings: Shareholdings of members of the executive bodies of Carl Zeiss Meditec AG

Table 3: Directors' Holdings – Number of Carl Zeiss Meditec shares held by members of the Company's executive bodies

		No. of Carl Zeiss Meditec shares (30 September 2007)
Management Board		
Ulrich Krauss	Shares	1,250
Bernd Hirsch	Shares	5,000
James L. Taylor	Shares	–
Supervisory Board		
Dr. Michael Kaschke	Shares	6,500
Dr. Dieter Kurz	Shares	–
Dr. Wolfgang Reim	Shares	–
Dr. Markus Guthoff	Shares	1,900
Franz-Jörg Stündel	Shares	787
Wilhelm Burmeister	Shares	1,267
Company		
Carl Zeiss Meditec AG	Shares	–

Accounting and auditing: A sound financial structure – audited by independent auditors – guarantees solidity and reliability

Carl Zeiss Meditec has been preparing its consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) since 1 October 2005, as legally prescribed. The recommendations of the International Financial Reporting Interpretations Committee ("IFRIC") are observed.

During the financial year, the shareholders are also kept informed by the half-year financial report and in the first and second half by quarterly financial reports.

The legally prescribed single-entity financial statements of Carl Zeiss Meditec AG, which are relevant for taxation and the dividend payment, are prepared in accordance with the provisions of the German Commercial Code *(Handelsgesetzbuch, HGB).* The financial statements are prepared by the Management Board, approved by the Supervisory Board and audited and certified by an independent auditor. The Annual General Meeting resolves upon the utilisation of profits.

The Supervisory Board has appointed KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft ("KPMG"), Stuttgart, as the auditor for the financial statements of the Carl Zeiss Meditec Group. Prof. Dr. Binder, Dr. Dr. Hillebrecht & Partner GmbH ("BHP"), Stuttgart, was appointed as auditor for the single-entity financial statements of Carl Zeiss Meditec AG, Jena.

The basis for appointing both auditors was their election by the Annual General Meeting 2007. Before submitting its proposal for the auditor, the Supervisory Board obtained a declaration of independence pursuant to section 7.2.1 of the Code from both KPMG and BHP. In these declarations both companies confirm that there are no professional, financial or other relationships between the respective auditor and its executive bodies and audit managers or between the Company and its executive body members.

The auditing agency for accounting and the German Federal Financial Supervisory Authority *(Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin)* are authorised to check the compliance of the consolidated financial statements with the applicable accounting standards (enforcement).

Carl Zeiss Meditec does not have any stock option programmes or similar securities-oriented incentive systems in place. As a result of its corporate success, however, and in recognition of the great personal commitment of the whole staff in financial year 2004/2005, the Management resolved to issue a special bonus to all employees in the form of a stake in the Company. At the beginning of calendar year 2006, therefore, each employee of Carl Zeiss Meditec AG and its wholly-owned German subsidiaries received shares with a nominal value of around € 250 (net), thus becoming a "co-owner" or shareholder of the Company. The Company plans to again issue employee shares for financial year 2006/2007 with a similar value.

German and international investors rightly expect open and continuous dialogue from us. We intend to continue meeting this demand in future with a comprehensive and transparent communication policy.

II. Carl Zeiss Meditec also implements the relevant proposals contained in the German Corporate Governance Code

In accordance with its voluntary commitment to good Corporate Governance, Carl Zeiss Meditec implements not only the recommendations of the Code without limitations, but also any other relevant suggestions – the so-called "discretionary provisions" of the Code. The following table provides an overview of these.

Table 4: Implementation status of discretionary provisions of the Code by Carl Zeiss Meditec AG in financial year 2006/2007

No.	Recommendation	Observance by the Company
2.2.4	The chairman should ensure that the annual general meeting proceeds quickly. He should follow the guideline that an ordinary general meeting should last no longer than 4 to 6 hours.	✓
2.3.3	Proxies nominated by the company should also be contactable during the annual general meeting	✓
2.3.4	The company should allow shareholders to follow the annual general meeting via modern communication media (e.g. the Internet).	The Company doubts whether such a service would be used by many shareholders. However, Carl Zeiss Meditec will monitor relevant developments and respond quickly to any fundamental changes.
3.6	In supervisory boards with employee representatives, the shareholder and employee representatives should prepare for the supervisory board meetings separately, or together with members of the management board, where applicable.	Does not apply to the Company
3.6	The supervisory board should meet without the management board where necessary	Does not apply to the Company, as no requirement for financial year 2006/2007
3.7	In appropriate cases, an extraordinary general meeting should be held.	Does not apply to the Company, as no requirement for financial year 2006/2007
3.10	The company should comment on the Code's suggestions in its corporate governance report.	✓

Table 4. Implementation status of discretionary provisions of the Code by Carl Zeiss Meditec AG in financial year 2006/2007

No.	Recommendation	Observance by the Company
4.2.3	The variable component of the management board's remuneration should include one-off and annually payable components linked to the company's performance, as well as components with a long-term incentive and risk elements. Upon the conclusion of management contracts, the company should ensure that payments to a management board member in the event of premature termination of his or her management board activities without due cause, including ancillary payments, do not exceed the value of two annual salaries (severance cap) and do not remunerate more than the remaining term of the employment contract. In calculating the severance cap, the total remuneration of the previous financial year and if appropriate, the anticipated total remuneration for the current financial year should be applied. Consent to payments arising from the premature termination of management board activities following a change of control should not exceed 150% of the severance cap	✓ The management contracts merely provide, in the event of their premature termination without due cause, a remuneration in the amount of the remaining term of the contracts. In the unlikely event of a change of control, no provision has been made for severance payments
5.1.2	When new management board members are appointed, the length of their contract should not exceed five years.	✓
5.1.2	The supervisory board can commission a committee with the task of appointing management board members. This committee then specifies the contract details and the remuneration	✓
5.2	The chairman of the supervisory board should not also be the chairman of the audit committee.	✓
5.3.2	The chairman of the auditing committee should not be a former management board member	✓
5.3.3	The supervisory board should form a nominating committee exclusively made up of representatives of the shareholders and proposes suitable candidates to the supervisory board for its candidate proposals to the general meeting.	✓
5.3.4	The supervisory board may delegate other issues to committees.	✓
5.3.5	The supervisory board can arrange for committees to prepare supervisory board meetings and to take decisions in place of the supervisory board.	✓
5.4.6	It is possible to (re-)elect supervisory board members at different times and for different periods of office	Does not apply to the Company, as no requirement for financial year 2006/2007
5.4.7	Remuneration of the supervisory board should also contain components based on the long-term success of the company.	✓
6.8	Company publications should also be produced in English.	✓

CORPORATE GOVERNANCE DECLARATION

Declaration by the Management and Supervisory Boards of Carl Zeiss Meditec AG

on the German Corporate Governance Code in accordance with Art. 161 AktG (Stock Corporation Act)

Pursuant to Art. 161 AktG the Management and Supervisory Boards of Carl Zeiss Meditec AG are obliged to submit an annual declaration that the recommendations of the "Government Commission on the German Corporate Governance Code" have been complied with. This declaration must be made permanently accessible to shareholders.

The Management Board and Supervisory Board declare herewith

that since its last declaration of 11 December 2006, Carl Zeiss Meditec AG has conformed to all the recommendations of the Government Commission on the German Corporate Governance Code in its version dated 14 June 2007 and in its version dated 12 June 2006, as published by the German Federal Ministry of Justice in the official section of the electronic Federal Gazette.

The Management Board and the Supervisory Board additionally declare that Carl Zeiss Meditec AG will continue in future to observe all recommendations of the Code in its version dated 14 June 2007.

Jena, 3 December 2007

On behalf of the Supervisory Board (Dr. Michael Kaschke)

On behalf of the Management Board (Ulrich Krauss)

OTHER DISCLOSURES

Explanatory report of the Management Board of Carl Zeiss Meditec AG

on the disclosures pursuant to Art. 289 Section 4 and 315 Section 4 HGB

As an introduction please refer to the disclosures pursuant to Art. 289 Section 4 and 315 Section 4 HGB in the consolidated management report for financial year 2006/2007, which are self-explanatory. In addition to these disclosures, the Management Board of Carl Zeiss Meditec AG is issuing the following explanatory report:

Classes of shares other than those described in the disclosures of the consolidated management report for financial year 2006/2007 as mentioned above do not exist. Nor are there restrictions on behalf of Carl Zeiss Meditec AG concerning the voting rights or transfer of shares. Furthermore, the Management Board is not aware of any other agreements concluded, for example, between individual shareholders.

The voting rights announcement last issued by Carl Zeiss AG pursuant to Art. 21 Section 1, Art. 22 Section 1 Sentence 1 No. 1 German Securities Trading Act *(Wertpapierhandelsgesetz, WpHG)* is dated 15 February 2006. Another voting rights announcement in connection with Germany's Transparency Directive Implementation Act *(Transparenzrichtlinie-Umsetzungsgesetz, TUG)* by 20 January 2007 was not required due to Art. 41 Section 4a Sentence 2. The voting rights announcement pursuant to Art. 21 Section 1, Art. 24 WpHG, which was issued by Carl Zeiss AG on behalf of Carl Zeiss Inc., is dated 27 October 2006. All of the voting rights announcements mentioned above can be viewed on the Company's website at: www.meditec.zeiss.com/ir, "Corporate Governance – Obligatory disclosures".

The Company did not issue shares with special rights that grant supervisory powers.

Pursuant to Art. 179 and Art. 133 AktG, an amendment to the Articles of Association requires a resolution by the General Meeting, which, in turn, requires a simple majority of the votes cast and a majority that comprises at least three quarters of the share capital represented at the time the resolution is passed. The Articles of Association may specify a different capital majority; in the case of an amendment to the purpose of the Company, however, only a larger capital majority may be specified. Art. 24 of Carl Zeiss Meditec AG's Articles of Association states that in those cases for which the law requires a majority of the share capital represented at the time of resolution, a simple majority of the share capital represented is sufficient, provided that a greater majority is not mandatory by law. In accordance with Art. 27 of the Articles of Association of Carl Zeiss Meditec AG, the Supervisory Board is authorised to resolve amendments to the Articles of Association that only affect the version. This complies with Art. 179 Section 1 Sentence 2 AktG.

The legal provisions concerning the appointment and dismissal of members of the Management Board are set forth in Art. 84 and Art. 85 AktG. In compliance with these provisions Art. 6 Section 2 of the Articles of Association of Carl Zeiss Meditec AG stipulates that the Supervisory Board should be responsible for appointing and dismissing the members of the Management Board. According to the legal requirements it is only possible to dismiss a member of the Management Board for serious reasons. The Supervisory Board is responsible for concluding and terminating contracts of employment with the members of the Management Board.

Further details on the authorisation of the Management Board to repurchase own shares can be found in the Invitation to the Annual General Meeting 2007 under Agenda item 7 "Resolution on authorisation to purchase Company's own shares" and the related report of the Management Board. The invitation is available on the Company's website at: www.meditec.zeiss.com/ir, "Annual General Meeting 2007".

CORPORATE BODIES

Members of the Management Board



Ulrich Krauss

Jena

President and CEO
Area of responsibility:
Sales



Bernd Hirsch

Jena

Member of the Management Board
Areas of responsibility:
Finance, Group functions (Investor Relations, Legal, Taxes), Business Process Excellence



James L. Taylor

Dublin, California, USA

Member of the Management Board
Area of responsibility:
Business segment "Ophthalmic systems"



Dr. Ludwin Monz

Oberkochen

Member of the Management Board
Area of responsibility:
Business segments "Neuro/ENT surgery", "Surgical Ophthalmology"

CORPORATE BODIES

Members of the Supervisory Board



Wilhelm Burmeister Dr. Dieter Kurz Dr. Markus Guthoff Dr. Michael Kaschke Franz-Jörg Stündel Dr. Wolfgang Reim

Dr. Michael Kaschke
Oberkochen
Member of the management board of Carl Zeiss AG
Chairman of the Supervisory Board

Dr. Markus Guthoff
Krefeld
Freelance Management Consultant
Deputy Chairman of the Supervisory Board

Dr. Dieter Kurz
Oberkochen
Chairman of the Management Board of Carl Zeiss AG

Dr. Wolfgang Reim
Campow
Freelance MedTech Consultant
Member since 17 August 2007

Franz-Jörg Stündel[1]
Jena
Service Engineer at Carl Zeiss Meditec AG

Wilhelm Burmeister[1]
Jena
Group Manager Manufacturing Control and Chairman of the Works Council of Carl Zeiss Meditec AG

Audit Committee
Dr. Markus Guthoff (Chairman)
Dr. Michael Kaschke
Franz-Jörg Stündel[1]

General and Personnel Committee
Dr. Michael Kaschke (Chairman)
Dr. Dieter Kurz
Dr. Wolfgang Reim

Nominating Committee
Dr. Michael Kaschke (Chairman)
Dr. Dieter Kurz
Dr. Markus Guthoff

[1] Employee representatives legally appointed to the Supervisory Board on a voluntary basis

FINANCIAL GLOSSARY

Important terms and abbreviations[1]

Capex
Abbreviation for "capital expenditure"

Indicates the level of investment in property, plant and equipment

Usually stated as the Capex ratio, i.e., investments in property, plant and equipment in the reporting period in relation to consolidated sales for the same period.

Cash flow from operating activities
Also: Operative cash flow

Shows the net change in the company's cash and cash equivalents resulting from operating activities and is thus an indicator of the financial strength arising from this.

Calculation: usually indirect calculation by adjusting the consolidated net income generated in a period by non-cash transactions from the income statement and cash transactions resulting from changes in individual items in the consolidated balance sheet; adjusted items are associated with the company's operating activities – mainly depreciation and amortisation and changes in working capital.

DBO
Abbreviation for "defined benefit obligation"

Scope of obligation

Is the present value of all pension payments for service already served, taking into account future salary increases, provided that the agreed payment depends on future fees. Company-specific fluctuation of employees, retirement and mortality must also be taken into account. For the evaluation of the future forecast payments according to IAS 19, the actuarial interest rate is applied as the "secure" interest rate (fair value principle for the value of the obligation).

DSO
Abbreviation for "days of sales outstanding"

Number of days that customers take to pay an invoice

Earnings per share
Indicates the consolidated earnings per share that were generated

Calculation: Consolidated net income divided by the weighted average number of outstanding shares in the reporting period

EBIT
Abbreviation for "earnings before interest and taxes"

Earnings before interest and taxes

EBITDA
Abbreviation for "earnings before interest, taxes, depreciation and amortisation"

Earnings before interest, taxes, depreciation and amortisation

Property, plant and equipment and intangible assets are depreciated and amortised, respectively, insofar as they have a limited useful life.

EMEA
Abbreviation for "Europe, Middle East and Africa"

Term to describe the economic area Europe, composed of Western and Eastern Europe, the Middle East and Africa

IFRS
Abbreviation for "International Financial Reporting Standards" (until 2001: "International Accounting Standards" or "IAS")

International accounting regulations developed and published by the London-based "International Accounting Standards Board" (IASB).

According to Art. 62 German Stock Exchange Regulations (*Börsenordnung, BörsO*), companies in Germany that are listed on the official or regulated market with extended admission criteria (Prime Standard), must prepare consolidated financial statements according to IFRS or US GAAP.

Purchase price allocation
Following a company acquisition, the distribution of the purchase price among the assets and liabilities of the acquired company

Evaluation at the fair value, so that hidden reserves are disclosed.

Residual amount after distribution is posted in the balance sheet as goodwill.

Working capital
Consists of current assets less current liabilities, permitting a calculation of the extent – in balance sheet terms – to which current liabilities are covered by current assets.

Working capital is also an indicator for tied capital in the company resulting from operating activities, i.e. the portion of the current assets that is not committed to covering current liabilities and can therefore be "put to work" in the procurement, production and marketing process.

[1] Additional terms can be found in the glossary provided in the informationbook "Facts and figures financial year 2006/2007"

Find your information quickly

Financial calendar 2007/2008
Event calendar 2007/2008

Table 1: Financial calendar 2007/2008

Date	Financial year 2007/2008
14 February 2008	3-Month Report
14 February 2008	Telephone Conference
07 March 2008	Annual General Meeting
14 May 2008	6-Month Report
14 May 2008	Analysts' Conference, Frankfurt am Main
14 August 2008	9-Month Report
14 August 2008	Telephone Conference
11 December 2008	Publication of Annual Financial Statements 2007/2008
11 December 2008	Analysts' Conference, Frankfurt am Main

Table 2: Event calendar 2007/2008

Date	Financial year 2007/2008
08 – 10 February 2008	ESCRS Winter (European Society of Cataract and Refractive Surgeons) Barcelona, Spain
04 – 09 April 2008	ASCRS (American Society of Cataract and Refractive Surgeons) Chicago, USA
09 – 12 April 2008	AAE (American Association of Endodontists) (Dental) Vancouver, Canada
15 – 19 April 2008	EBCC (European Breast Cancer Conference) (Radiotherapy) Berlin, Germany
28 – 30 April 2008	AANS (American Association of Neurological Surgeons) (Neurosurgery) Chicago, USA
01 – 04 June 2008	DGNC (Deutsche Gesellschaft für Neurochirurgie) (Neurosurgery) Würzburg, Germany
12 – 15 June 2008	DOC (International Congress of German Ophthalmosurgeons) Nuremberg, Germany
13 – 17 September 2008	ESCRS Summer (European Society of Cataract and Refractive Surgeons) Berlin, Germany
03 – 06 October 2008	Eurospine (Spine Society of Europe) (Spine) Brussels, Belgium
08 – 11 November 2008	AAO (American Academy of Ophthalmology) Atlanta, USA

Carl Zeiss Meditec AG

Jens Brajer

Phone: +49 (0) 36 41 22 01 05
Fax: +49 (0) 36 41 22 01 17
investors@meditec.zeiss.com

Patrick Kofler

Phone: +49 (0) 36 41 22 01 06
Fax: +49 (0) 36 41 22 01 17
investors@meditec.zeiss.com

Concept and editing by:
Jens Brajer, Patrick Kofler

Visual design by:
Publicis KommunikationsAgentur GmbH,
Erlangen, Germany, www.publicis.de

Translation services by:
Herold Fachübersetzungen,
Bad Vilbel, Germany,
www.herold-biz.de

The Annual Report 2006/2007 of Carl Zeiss Meditec AG was published in German and English.

Both versions and the key figures contained in this report can be downloaded from the following address:

www.meditec.zeiss.com/ir

Developing innovation means finding what moves people.

Experience the innovations of Carl Zeiss Meditec

Content

Always one step ahead

We live in an information-rich, fast-paced mobile society. Our mission is to provide the solutions that allow everybody to enjoy a high quality of life in our modern world. Everyone should be able to have best possible vision throughout their lifetime and the possibility of enjoying mental health and mobility.

We are passionate about what we do. Making life more worth living for as many people as possible.

Carl Zeiss Meditec stands for innovative solutions in medical technology.

Our products permanently offer new insights to the doctors performing treatments, and enable therapies that no-one previously thought possible – for the treatment of ophthalmic diseases and for neuro/ENT surgery, as well as spinal surgery.

Our challenge is to contribute to medical advancement through innovative solutions. In the future, our products will continue to enable optimal medical diagnoses and treatments, remaining both safe and gentle on patients and efficient and cost-effective for doctors.

Competence and reliability make us a trusted partner for doctors, patients, investors and employees.



B
A
B
B
B

A Ophthalmology B Neuro/ear, nose and throat surgery



Quality. Competence. Innovation.
Committed to the highest standards, the best researchers and specialists continually develop and optimise our product portfolio.

Ideas. Networking. Integration.
Only well thought-through and
practical functions and applications
enable perfectly-aligned processes

Understanding. Reliability. Trust
We understand our customers and offer you comprehensive support for a trusting relationship between doctor and patient.

Innovative medical technology offers solutions for the challenges in health care.

TRENDS

Modern medical technology helps us to heal – and save money

In the medical technology markets in which we are active and in which we assume a leading position, we can observe three key developments.

Huge demand for ultra-modern solutions

Many diseases that are recording growing incidence rates can be diagnosed at an earlier stage or better treated by modern medical technology. These include ophthalmic diseases such as cataracts and glaucoma as well as various retinal diseases that can lead to blindness. Older people are primarily affected, and in the future there will be more and more older people worldwide.

However, disease diagnostics is also making progress in the area of the brain. Vascular diseases are now often identified at an earlier stage and can be effectively treated. Early diagnosis also plays a major role in tumor diagnostics. In all areas, whether it is brain or breast cancer or cancer of the throat, patients will benefit from early detection and treatment.

In addition to this, more and more young people are suffering from the consequences of what are being called 'diseases of civilisation'. These include short-sightedness caused by overstraining of the eye, or certain spinal changes, especially slipped disks.

In modern medicine there is also an increasing demand for high-end treatments, most of which are privately incurred. Examples for this are the permanent correction of vision defects through surgical procedures and implant surgery for dental or inner ear treatments.

Better quality of life for more people

It is not just an aging society, which is today already becoming very apparent in industrial countries, that is leading to an increased demand for medical technology solutions. Even in the so-called emerging markets, growing prosperity and increasing investment in health care are allowing more people to have diseases treated or modern surgical procedures performed on them.

Health must remain affordable

In many countries, tight budgets for public health care systems necessitate major private investment. Cost consciousness, which has risen overall, strengthens the demand for efficient treatment methods: Diseases must be diagnosed earlier, treatments performed in a more targeted fashion and producing better results, while convalescence periods must also be shortened – for example through minimally invasive procedures. Innovative medical technology is the key to this.


Read small print and at long distances – with your own eyes!
Permanently correct vision defects, identify vision disorders at an early stage and perform efficient therapy with our comprehensive diagnostic and treatment solutions.
Take in and enjoy life – with all your senses!
Surgical procedures can be performed effectively and gently with our outstanding imaging methods and surgical microscopes.
Remain mobile even into old age!
Better results and more safety for patients during spinal and vascular operations thanks to modern and efficient procedures in the operating theatre.

As an integrated medical technology solution provider, Carl Zeiss Meditec has pole position in key growth markets.

Innovation. Safety. Efficiency. You can depend on it!

Our vision is to contribute to improvements in the lives of as many people as possible, re-establish their quality of life and preserve this quality well into old age.

Patient well-being and customer benefit

The contribution we make to the healthcare of the maximum possible number of people has patient welfare at heart, above all. We live up to this through our innovative medical technology devices and systems.

We earn the trust placed in us through the highest possible performance, quality and precision of our products. Patients benefit from ever-improving treatment results and safer treatments. Consistent user orientation meets the needs of the doctors performing the treatments and allows the patients to be efficiently cared for. In our customer orientation, we will turn our attention to an even greater extent than before to our service philosophy.

With positive economic effects, because a more efficient treatment is ultimately always the more profitable form of healthcare.

Three markets – three strategic business units

Carl Zeiss Meditec's new organisational structure is geared towards the growth markets in each of which we operate as one of the leading companies. Our three Strategic Business Units (SBUs) form effective organisational units and above all, help to focus our business more closely on the needs of the corresponding customer groups:

Ophthalmic Systems SBU
Surgical Ophthalmology SBU
Neuro/ENT SBU (neurosurgery and ear, nose and throat surgery)



Innovation and precision for ophthalmology

Carl Zeiss Meditec is the leading provider of complete solutions for ophthalmology, providing – primarily to ophthalmologists and optometrists – proven and innovative instruments for all tasks associated with improving and preserving sight – from examinations and diagnosis through therapy to aftercare.

Early detection of retinal diseases

Due to the changed age structure, the number of retinal diseases is increasing in two forms in particular: age-related macular degeneration (AMD) and retinopathy caused by diabetes (mellitus). If left untreated, both macular degeneration, which leads to failures in the central field of vision due to excrescent vascularisation, and chronic circulatory disorder in the retina among diabetics, result in blindness. What is crucial here is early identification through careful examination of the fundus of the eye, in order to slow the progress of the disease or stop it altogether. With the systems in the VISULAS® laser family we offer ophthalmologists continually-developed treatment solutions for the photocoagulation of the retina and for cutting-edge photodynamic therapy.

In 2007, Carl Zeiss Meditec presented a new diagnostic system for examining the retina. The Cirrus™ HD-OCT belongs to the family of optical coherence tomography devices that we have established as a pioneer in ophthalmology. What happens acoustically in ultrasound diagnostics is done using light waves during optical coherence tomography (OCT). This technology allows us to measure the retinal layers without contact and reconstruct them in two or three dimensions. Already with its two-dimensional Stratus OCT™, Carl Zeiss Meditec set a global standard which has now again been surpassed by the spatial resolution and brilliant image quality of the new Cirrus™ HD-OCT. With this innovation, in addition to our existing product range we offer doctors the best possible decision-making basis for diagnosis and therapy.

The insidious age-related disease of glaucoma

For years, Carl Zeiss Meditec has been the world leader in devices for the diagnosis and progress management of glaucoma.

This disease, which begins stealthily, does not cause any pain but nevertheless leads to lasting damage to the optic nerve head and to characteristic losses initially in the periphery of the field of vision through to blindness. Glaucoma is one of the most common causes of blindness in industrialised countries.

Thanks to a deeper understanding of the structural and functional effects of glaucoma on the retina, we offer the most comprehensive program in the industry of perfectly-tuned, ultraprecise devices for early identification, comprehensive treatment and progress management.



In addition to the optical coherence tomography devices Cirrus™ HD-OCT and Stratus OCT™ for examining the fundus of the eye, these are, in particular, the world's leading device for measuring the field of vision (Humphrey® Field Analyzer/Humphrey FDT® Perimeter) and the non-mydratic fundus cameras VISUCAM^NM/FA and VISUCAM^PRO NM for diagnosis of the fundus of the eye. During examinations with these fundus cameras it is not necessary to artificially dilate the patient's pupils using drops.

If the glaucoma is diagnosed at the earliest possible stage, a special therapy, normally using medication, can prevent blindness.

Lasting correction of vision defects

Our position is also excellent in the market for medical technology solutions for the correction of vision defects, so-called refractive defects. According to international studies, short-sightedness (myopia), in particular, is increasing in almost all industrialised countries. This trend is particularly drastic in Asia.

More and more often, vision defects are no longer corrected by glasses or contact lenses (which must be continually adjusted), but rather by a one-off surgical procedure. Currently refractive surgery by laser are performed 3 to 4 million times per year. By far the most common method to correct vision defects by means of laser surgery is "LASIK".

At the end of 2007, Carl Zeiss Meditec has completed its product portfolio for the treatment of vision defects with the femtosecond laser VisuMax®, thus putting a unique offering on the market. This new technology provides the highest precision for the so-called flap incision, preparing the eye for laser treatment, and outstanding clinical results when used in combination with the MEL 80™ Excimer laser and the CRS-Master®. The superior technology of the VisuMax® also provides the basis for a completely new surgical method for the correction of visual defects, the so-called FLEx method (Femtosecond Lenticule Extraction). This method, during which the entire surgery is exclusively performed with the VisuMax® femtosecond laser without using an excimer laser, is currently in the clinical trials phase.

It underscores Carl Zeiss Meditec's potential in femtosecond technology and is further proof of our untiring innovative strength, which we apply for the benefit of patients and in the service of optometrists, ophthalmologists and eye surgeons.

I don't want to have to wear either glasses or contact lenses any more!

Dr. Rainer Wiltfang trusts in Carl Zeiss Meditec's refractive surgery



"This was the best investment of my life! I am a sprightly 47 and only regret not having done it sooner." The guestbook of the SMILE EYES eye laser clinic at Munich Airport speaks volumes. The notes of thanks that Dr. Rainer Wiltfang and his team are given are almost euphoric: for enabling me to live without glasses, for a faithful, personal care and perfect treatment with the most modern laser technology.

Even since his student days, the opportunities offered by microsurgery have held a special fascination for him. "For me, ophthalmology is one of the most innovative medical fields, especially in terms of operative care. Thanks to it we have been in a position for some years now to realise our goal of enabling good-quality vision without the need for visual aids." The passionate sportsman's patients include – aside from Lufthansa pilots – world names in tennis and golf, who especially appreciate being able to perform to their peak and concentrate intently on their sport without fatigue, without the need for visual aids.

Laser treatment is a question of trust

"Our patients trust us, just as we build on the quality and precision of Carl Zeiss Meditec's devices. Thanks to them, the services we offer are always at the forefront of ophthalmological development. A good example for innovation that optimally supports the correction of vision defects is the femtosecond laser VisuMax®."

During refractive surgery, the VisuMax® uses a laser procedure and, thus, replaces the mechanical blade of the microkeratome, which represents an inhibition threshold prior to the operation for many patients.

"The ultraprecise femtosecond laser fits marvellously into Carl Zeiss Meditec's system chain, which we use during diagnosis, treatment and aftercare. This allows us to treat our patients even more precisely, more efficiently and more gently", stresses Dr. Rainer Wiltfang.

SURGICAL OPHTHALMOLOGY

Complete solutions for ophthalmic surgery

In close collaboration with eye surgeons and eye clinics, we continuously work to improve our devices and solutions to make things in the operating theatre run smoothly and more efficiently. Thanks to our offerings, which are strictly oriented towards customer needs, Carl Zeiss Meditec is the world's first choice when it comes to surgical microscopes or systems for the diagnosis and aftercare after eye surgery.

A good example for this are cataract surgeries. Currently, each year over seven million patients around the world who are affected by cataracts undergo this operation. This number is constantly increasing, due to demographic developments. Even in emerging markets, the number of operations is growing due to the increasing availability of this procedure.

The lens of the eye clouds up in many people over the age of 65 because, among other reasons, it is increasingly poorly supplied with nutrients. At the end, most people can only see blurry images and would end up not seeing anything at all without their lens being exchanged. The cataract operation is currently one of the most commonly-performed operations of all.

One-stop shop

During cataract surgeries, the doctor removes the clouded, natural lens and replaces it with an intraocular lens (IOL) made of plastic. To be able to supply the patient with the right intraocular lens for his or her individual anatomy – ideally, glasses will no longer be required after the surgery – the doctor will measure the eye before the operation: using the contactless and precise measurement of the IOLMaster® by Carl Zeiss Meditec. The results of this laser biometry have been proven to be five times more accurate than the conventional method using ultrasound.

In recent years, we have systematically expanded our portfolio of artificial intraocular lenses: with the aspherical IOLs of the new ZEISS Optics (ZO®) family XL Stabi ZO® and Invent ZO®, which have been on the market since September 2007, and thanks to the acquisition of the German ophthalmic surgery specialist Acri.Tec we now cover the entire lens spectrum. This ranges from monofocal lenses, which are routinely used to treat cataract, to innovative multifocal, toric and "tailor-made" lenses and IOLs for micro-incision surgery. Our lenses are among the leading lenses in terms of biocompatibility, transparency and stability.

IOLs such as the XL Stabi ZO® or the Invent ZO® contribute to greater patient safety. This is because with their corresponding pre-loaded one-way injection system (SkyJet and SkyInvent), the time-consuming and error-prone preparation of the lens for insertion into the eye is dramatically simplified and made safer.

Looking at the big picture

During cataract surgery, where precision to fractions of a millimetre is vital, we are using two surgical microscopes to set new standards in ophthalmology. As the first and to date only company, we have developed surgical microscopes with Stereo Coaxial Illumination (SCI). This enables the generation of the so-called 'red reflex' (also known from photography as "red-eye effect"), which is very bright and can be used to illuminate transparent structures from behind and thus make them visible. Thanks to this special illumination technology, surgeons can use the OPMI Lumera® and OPMI Lumera® T to make out details of the human eye in ways that were previously unknown; for example, the various areas that play an important role in the treatment of cataract. This makes work far easier for the doctor performing the operation, especially if the disease is already well advanced and the natural ocular lens is heavily clouded.

The future for Carl Zeiss Meditec has never looked brighter!

Respected mentor Dr. Robert Osher on the challenges in ophthalmology.



This is the prognosis from one of the most famous specialists in the field of cataract surgery. Until recently, Dr. Robert H. Osher headed a special clinic for ophthalmology that was founded by his own father, Dr. Morris Osher. With 45 surgeons, the renowned Cincinnati Eye Institute is the largest private ophthalmological centre in the US and one of the leading establishments for ophthalmological treatment, research and vocational training.

Following more than twenty years as medical director, Dr. Robert Osher limits his practice to referral cataract surgery. He is also a devoted educator, not only as a professor at the University of Cincinnati and editor of the Videojournal of Cataract & Refractive Surgery, but also through groundbreaking publications, his internationally distinguished operation videos and specialist lectures, for which he travels around the world.

Our close collaboration with specialists and mentors such as Dr. Robert Osher allows our development teams to plan for tomorrow's challenges, today. "For example, selecting an ideal intraocular lens for patients who have already undergone a LASIK surgery", specifies Dr. Robert Osher.

Looking back on many long years of positive experiences with the systems of the quality brand ZEISS for the successful treatment of cataracts, he sums up his expectations for the company as follows: "Carl Zeiss Meditec can play a major role in the future of global ophthalmology by setting clear priorities, investing in research in order to continue to manufacture top-class products, and bringing all components together under the CZM roof as an integrated company."

Reliable partner for the toughest challenges

Carl Zeiss Meditec is constantly working to develop even better solutions for doctors who have committed themselves to one of the most demanding challenges in medicine: neurosurgery.

In particular, operations on the brain number among the most difficult operations in this area. Here we need to develop particularly safe, gentle and efficient methods in order to prevent any interference with essential human functions.

Carl Zeiss Meditec's ultra-modern visualisation methods produce the best possible precision methods. These come into play during the operation and superbly complement the optical concept of the surgical microscope.

BLUE 400 visualises what can only be guessed at using conventional white light.

The most recent example for this are the two additional diagnostic modules BLUE 400 and INFRARED 800 for our surgical microscope platform OPMI® PENTERO®, which we have developed in close collaboration with leading neurosurgeons. These allow both tumours and aneurysms in the brain to be operated more efficiently and with greater precision.

Completely and safely removing brain tumours

When malignant brain tumour are removed, the main difficulty is clearly telling the edges of the tumour apart from the healthy tissue. The fluorescence method offers the latest help here. In patients who have been administered 5-Aminolavulin acid (5-ALA) prior to the operation, the malignant tissue shows up red under the purple-blue stimulating light of the BLUE 400, allowing the surgeon to identify, in particular, the tumour borders and any remaining leftover tissue during the operation itself, and remove it.

BLUE 400 visualises what can only be guessed at using conventional white light – for the operating doctors, this is a decisive advantage compared with conventional microsurgery during brain operations and provides a major improvement for the patients affected.



Blood vessels clearly visible

Some people suffer from "tissue bulges" – aneurysms – in the brain due to a connective tissue weakness or congenital deformities. If the thinner tissue wall at the affected site tears, life-threatening brain bleeding occurs. Around 15 % of strokes can be attributed to this cause.

Aneurysms in the brain are especially insidious because people who are affected do not necessarily show any symptoms. If an aneurism happens to be discovered or if it bursts, it must be operated on. The objective of every treatment is to close the aneurism. During the neurosurgical procedure, a clip is inserted in order to interrupt the connection to the blood circulation.

What is decisive for the success of the treatment is that aneurysms that have not successfully been clipped off or unintentionally closed blood vessels must be discovered as quickly as possible, i.e. intraoperatively and safely. Carl Zeiss Meditec has achieved a decisive breakthrough with the technical integration of video angiography in the optical beam path of the surgical microscope. The INFRARED 800 module allows surgeons to immediately check their success while the surgery is still underway.

INFRARED 800 allows surgeons to immediately check their success while the surgery is still underway.

At the push of a button, INFRARED 800 switches from white light to infra-red light, and once a contrast substance is introduced, the bloodflow can be visualised within the shortest possible time. This allows surgeons, by looking at the monitor, to examine even the smallest visible vessels and make any clip corrections required immediately. Compared to a situation where this diagnosis can only be made after the operation, this represents a significant time saving that can save lives.

For the rapidly-growing number of bypass surgeries in the brain, these gains in precision and certainty thanks to the INFRARED 800 fluorescence option represent a vital step on the path to routine intraoperative vessel mapping.

Two exceptionally successful careers

The history of Professor Hirotoshi Sano and the PENTERO® surgical microscope.



Hirotoshi Sano was barely 28 years old when he first performed an operation using a surgical microscope in 1973. Even then, he was already impressed by the ZEISS brand because of the high image quality. The young surgeon and OPMI® 6 surgical microscope have successfully continued their development over the years – and have remained true to themselves.

The assistant professor for neurosurgery at one of Japan's most renowned university clinics, Fujita Health University, became a renowned specialist for cerebrovascular surgery. Thanks to his medical successes and merit, in 1999 he was nominated as one of the most outstanding people of the 20th century.

Supported by the most modern technology

"Enormous progress have brought us two things. Computer tomography and the surgical microscope have revolutionised diagnosis and therapy possibilities in such a way that the number of patients we can treat rose dramatically", says Professor Sano as he describes developments of recent years.

This had the curious side-effect of it already being mentioned twice in the Guinness Book of Records – due to its impressive figure of over 2,000 aneurysms operations he had carried out since then. Professor Sano has stopped counting, but today it is estimated to be around 2,800 operations. Each year a further 200 aneurysms operations are performed by this surgeon, who is known for his precisions.

However, for him it is not the records that count, but the fact "that 2,800 people can live again without fear. Something like this is of course only possible with the most modern quality technology, even if that comes at a price. But it is worth it to me. I have been using the OPMI® Pentero® platform for years and I also immediately bought myself the INFRARED 800 when it came onto the market. Because this additional visualisation module, which clearly shows blood even in the smallest vessels, is a terrific aid for examining if the arteriovenous malformations (AVMs) have been clipped completely."

Excited about the future

Today, Professor Sano is Director of the centre for emergency medicine and head of the neurosurgical department of Fujita Health University in Toyoake, a city of 5 million.

His leading positions and activities in many professional associations make him the most appropriate candidate for the office of President, in which role he will preside over the 9th International Conference on Cerebrovascular Surgery. "Although this event does not take place until 2009, planning is already underway And I am already very curious as to what Carl Zeiss Meditec, with whom the story of my own career development is so closely linked, will by then be presenting us again by way of its useful innovations!"

Cutting-edge neurosurgery

Our ideas are keeping up. We do not offer doctors individual OR devices, rather we support them with reliable solutions for the major challenges they are faced with every day in the operating theatre.

In particular the older portion of the population must increasingly undergo a surgical operation, for example for the treatment of age-related scoliosis or narrowing of the vertebral canal or nerve canal. Today, such spinal operations are still predominantly performed using conventional open surgery. This kind of surgery usually involves major tissue damage that requires a relatively long recovery period.

Experts estimate that the number of neurosurgical procedures on spinal disks, which is already very high today – the figure in the US alone in 2005 was 750,000 – will almost double in the next five years. A high percentage of these operations, which are so important in preserving people's mobility, could be performed more safely and much less invasively by using a microscope. Added to this is the fact that patients spend less time in hospital.

From the microscope to the OR cockpit

Today, surgical microscopes, whose original function was once simply enlargement, have become high-performance visualisation platforms thanks to consistent and continuous ongoing development.

The best example for our approach of intelligently combining futuristic solution approaches and outstanding technical innovations is our visualisation platform OPMI® Pentero® for neuro-, ENT- and spinal surgery, into which the new fluorescence modules BLUE 400 and INFRARED 800 are fully integrated.

The OPMI® Pentero® represents the culmination of 50 years of knowledge. We are setting new standards here both in terms of performance and user-friendliness and are quickening the rapid development in the area of neurosurgery. This is essentially similar to a virtual cockpit, through which the surgeon can call the required information at any time, without losing an overview. Thanks to the multivision function, diagnostic and navigational data as well as system information can be imported in combination into the ocular, without the doctor needing to divert his gaze from the operation field. Video data and the entire user guidance can be used in the multivision display via a joystick mouse.

The platform concept with selectable instrumentation and a broad range of accessories also allows the continuous optimisation of work processes in the operating theatre according to very individual needs. For example, thanks to



alternatively attaching the device to the ceiling, giving the well-rehearsed operation team even more room to manoeuvre, a new stereo tube for improved accompanying observation by assistants or future high-performance enhancements, which smoothly fit into the touch-screen operation concept.

Highly complex work processes are thus simplified, enabling the smooth interaction of surgeon, OR team and all devices and systems.

Our expertise in imaging makes Carl Zeiss Meditec a vital and reliable partner – not only for clinics.

Bringing knowledge into the picture

Our expertise in imaging makes Carl Zeiss Meditec a vital and reliable partner – not only for clinics. Doctors with their own practices such as dentists and surgeons in the area of ENT medicine or gynaecologists can benefit from modern visualisation solutions.

Our surgical microscopes offer surgeons clear advantages, for example, during the placement of inner ear prostheses or teeth implants.

Even treatments inside the teeth such as root canal treatments or root-tip resections can be performed much more accurately and with lower percentages requiring follow-up treatment.

Documentation of the examination and operation

If needed, the surgical and examination microscopes of the various disciplines such as dental microscopes, endoscopes or colposcopes can be combined with imaging techniques. Easy-to-use adapters enable straightforward integration with compact digital cameras or video/camcorders.

Video sequences and fixed images are easily triggered by hand or pedal and can be viewed on the screen by both doctor and patient – before, during and after the examination. We thus assist doctors in explaining their treatment, help to create trust and persuade patients of therapies that are necessary.

Powerful effect close to the tumour

In addition to the visualisation possibilities that Carl Zeiss Meditec can offer doctors in gynaecology, there is a very promising innovation for the treatment of tumours.

Statistically speaking, one in nine women will suffer from breast cancer during their life. Today it is possible, in many cases, to remove the tumour locally and thus preserve the breast. The surgical procedure must necessarily be accompanied by outpatient irradiation of the entire breast, which typically consists of an ambulant series of 30 partial treatments over a period of 6 weeks. In real terms, this daily dosage of radiation has a major physical and mental impact on the affected women. In particular, patients with no direct access to radiation therapy facilities are often forced to opt for radical precautionary removal of the entire breast, although this is not actually necessary.

Carl Zeiss Meditec offers a procedure that can significantly reduce the negative effects of radiation therapy. Here the surgeon, once he has removed the tumour from the breast, introduces a miniaturised radiation source into the wound socket. The radiation therapist specifically irradiates the tumour bed without any time delay, in order to immediately kill off any remaining cancer cells. The irradiation with the INTRABEAM® takes 20-30 minutes and protects the surrounding healthy breast tissue and neighbouring organs, because the radiation moves from the inside out and not from outside through the skin, as would conventionally be the case.

Today, intraoperative radiation is used as a boost to the local dosage saturation of the tumour bed in addition to shortened post-operative radiation therapy. Whether one-off intraoperative radiation treatment for early-stage breast cancer can even replace the entire six-week radiation therapy is currently being evaluated in a long-term clinical study at leading cancer centres right around the world.

Unlike other devices for radiation therapy, INTRABEAM® works with "soft" x-rays with a range of only a few centimetres. Since this means that special protective rooms are not needed for personnel, and that furthermore, the device is mobile, it can be used in various operating theatres and additional clinical areas. Optimal utilisation of the device is thus assured. Aside from the treatment of breast cancer, the gentle INTRABEAM® system, which can be optimally adjusted to the size of the tumour, can also be used to treat other primary tumours and metastases.

DIGITAL INTERCONNECTION

Integration is the future

Integration is the key to optimising all of the work processes within healthcare. For this reason, information technology plays a central role in the administration of patient data in modern clinics and, increasingly, also for exchanging important information between doctors' practices and clinical centres.

Carl Zeiss Meditec connects

As well as developing new products and applications, we, therefore, focus on networking our devices and systems throughout the entire treatment chain. An important step on this road to even greater diagnostic and therapeutic precision is the provision and complete integration of all key imaging data in the work processes of both hospitals and doctors' practices. Of priority for us here is the user orientation, which is reflected in systems that are as easy to use as possible, so as not to interrupt the workflow, but rather to genuinely optimise it.

Based on the established DICOM software standard, our devices allow images and videos created before, during and after treatment to be rapidly and reliably processed, copied and archived.

Optimised workflow

The MediLive® MindStream™ is an independent digital system that is perfectly tailored to the networking of workflow processes. The MediLive® MindStream™ allows digital videos to be recorded, cut, edited, given commentaries and labels and stored – easy to use and in highest quality.

The MediLive® MindStream™ system allows the digital videos to be saved on different data storage devices. The patient data is archived on a local hard disk, in line with the strict requirements governing the protection of patient data, and can be easily and securly transferred to other clinics or medical practices on mobile data media such as CDs, DVDs or USB devices.

Further optimisation of the workflow is possible with the DICOM add-on module. This ensures that image data can be simply and rapidly exchanged everywhere in the hospital between different medical applications, independently of the system platform used.

In our daily clinical routine we allow smooth processes for the diagnosis, treatment and aftercare of eye diseases as well as in neuro/ENT surgery and, through the entire Carl Zeiss Meditec solution portfolio, provide the key for further efficiency enhancements.


OS

The basis of our growth
is innovation.

Continuously growing and shaping the future

Carl Zeiss Meditec has been on a solid and profitable growth course for years, something which was underscored in March 2007 with its inclusion in the German Stock Exchange's TecDAX technology selection index. Once again, Carl Zeiss Meditec AG increased its revenue and improved its profitability in financial year 2006/2007.

Good foundations for further growth

The long-term conditions in which our business will develop in the coming years remain exceptionally favourable. Firstly, increasing life expectancy is leading to a desire to keep the quality of life of very many people at the highest possible level, even well into old age. We have the solutions for the diagnosis and treatment of key age-related diseases. Secondly, aside from the industrialised countries, the rapidly-growing populations of emerging economies have greater access, thanks to their increasing affluence, to improved healthcare. And thirdly, the latest developments in the fields of information technology, medicine and pharmacy are opening up greater possibilities for our innovations.

Challenges

Nevertheless, the good general conditions for growth in our markets also mean that competition has consistently become increasingly difficult in recent years. This is reflected both in the continuous consolidation of individual market segments in which we are active (for example, in refractive laser surgery), and by the growing number of start-up companies focusing on individual technologies or applications. In the short-term, the increased prices for raw materials, the shifting of currency relations and recent drops in consumer confidence could negatively impact the growth of our markets. We need to counter these trends. In the midterm, the so-called emerging economies will have a much stronger influence as growth drivers than heretofore. We need to keep pace with these developments by positioning ourselves accordingly.

Core capabilities

The bundling of our core skills forms the basis for our future growth. Our advantage, which sets us apart from the competition in a market parts of which are heavily fragmented, lies in the interplay of our strengths in the areas of optical and micro-surgical technology, intelligently-networked IT structures, efficient clinical applications and work processes, familiarity with the economical relationships in healthcare and, not least, our proximity to our customers.



Systematic growth

On this basis, our growth will continue in three main directions. On the one hand, we must develop our current business by continuing our innovation strategy and further strengthening our customer orientation. Furthermore, our first-class positioning, which we already enjoy in numerous markets, allows us to push forward in selected neighbouring market segments and treatment fields with promising growth opportunities. And finally, we want to be able to offer fully-integrated solutions for the health care concerns we address.

Our business units

The division of our business into three units (Strategic Business Units, SBU for short) has been derived from a clear market and customer orientation. This is because more targeted and more intensive contact allows us to implement customer needs better and more quickly in the application-oriented development of new products and solutions.

Ophthalmic Systems SBU aims, in the first instance, at ophthalmologists and optometrists, for whom we provide a complete product range for the examination and treatment of the central eye disorders. We see the main growth potential in devices for early detection, as in the case of age-related macular degeneration (AMD) and glaucoma diseases, as well as in coherence tomography for the ultra-precise and individualised long-term monitoring of serious eye disorders that can lead to blindness.

More intensive contact with our customers helps us to translate their needs into new products even better and faster.

The **Surgical Ophthalmology SBU** mainly addresses clinical ophthalmic surgery, especially the field of cataract treatment. For the successful treatment of cataracts we have an almost complete offering of all of the devices required for diagnosis and surgery, including the implants that must be placed, which are known as intraocular lenses. The missing element of the treatment chain, the device for lens removal, is currently in development. The correction of vision defects with the aid of innovative implants is increasingly important in this area.

The **Neuro/ENT SBU** mainly targets neurosurgeons and ENT surgeons in clinics, but also private dentists and ENT specialists. Added to this are doctors in additional disciplines who, while performing their surgical procedures, benefit from our highly precise and innovative visualisation solutions. The surgical microscope OPMI® Pentero® is especially significant for neurosurgery. This system is a platform that – depending on the surgeon's requirements – can be enhanced with innovative diagnostic solutions. Additional potential arises from the integration of this system into existing hospital and practice networks.

Clear goals

We want to continue on our profitable growth course in the future. We want to achieve this by the consistent implementation of the following six strategic priorities:

We want to further optimise our global organisation, in order to raise our competitive clout.

We are committing ourselves to a high-performance corporate culture that is carried by all of our engaged and competent employees.

We are improving the effectiveness and efficiency of the entire value-added process from the development to the marketing of our innovative products and solutions.

We are generating a competitive advantage for ourselves through intensified customer care and more effective sales and distribution structures.

We will move on from our outstanding market positions to expand more rapidly into the markets of the next decade.

Certain core processes in the Company follow uniform corporate standards, allowing greater efficiency throughout all divisions.

We can be proud of our record over recent years and will take the necessary steps in a very concentrated fashion – without any delay, but with careful judgement – to ensure that our path in the future is paved with the same level of success as in the past.

Reliability. Integrity. Sustainability.
For us, sustainable growth means
being econ[illegible] successful and
actively en[illegible] society.

Your trust is what drives us.
We re-earn that trust each and every day – by assuming responsibility for both people and the environment.

PRINCIPLES

Balance of economic interests and social responsibility

For a globally-operating medical technology company such as Carl Zeiss Meditec, profitable growth and social responsibility are not a contradiction in terms, but rather are inextricably linked.

We feel just the same obligation to increase our value economically as we do to protect the environment, look after the personal and technical development of our staff, deal with our shareholders in a fair, open manner and ensure social engagement in the areas in which we are active.

Employees

We are growing at least as fast as the market. This growth is reflected by a large number of new hires and the increasingly international composition of our teams. The potential of all of our employees is combined through tailored integration and development programmes and translated into innovation.

Environment

Carl Zeiss Meditec has always reflected the increasing consciousness of the importance of treating our environment in a way that protects its resources. Environmental considerations and sustainable management are consistently taken into account throughout the entire value-added process.

Corporate governance

We bear responsibility for the funds our investors have trusted us with. Exemplary corporate governance with the maximum possible transparency of our management and control structures is our contribution towards preserving that trust.

Social commitment

We are currently committing ourselves, in particular, to helping blind people the world over. For us it stands to reason and is of great concern to us that the skills and expertise of Carl Zeiss Meditec be passed on to developing regions and that many blind people benefit from this who have not previously received any adequate ophthalmological care.



Dr. Ludwin Monz Ulrich Krauss Bernd Hirsch James L. Taylor

PRINCIPLES

Motivating people and exemplifying values

Ulrich Krauss is President and CEO of Carl Zeiss Meditec.

Sustainability is a key principle of your corporate culture. How is this reflected in your personnel policy?

Ulrich Krauss: We know that only through optimal advancement can all employees fully uncover their innovative potential. We therefore do everything in our power to support them in their professional and personal development. This leads to a stable increase in our company's value, not just temporarily but also in the long-term. Furthermore, as part of our foresighted personnel policy we are interested both in continually training our experienced staff and in encouraging new employees to form a long-term relationship with the company. Given the booming medical technology market and a glaring lack of qualified staff, holding onto talent has become more important than ever before.

Integrity has always defined how we deal with our business partners, employees, shareholders and the general public.

How important are trust and integrity to the sustained increase in a company's value?

Ulrich Krauss: These values are especially important in the area in which we operate and are very important to me personally. People's health is a very important asset that we must handle very responsibly as a trustworthy partner for patients and our customers, the doctors and clinics.

Integrity has thus always defined how we deal with our business partners, employees, shareholders and the general public. Our customers know that at Carl Zeiss Meditec, our actions are in keeping with our fundamental values. And since they can rely anytime on the quality of our products, they have placed their trust in us for years. We want this to remain so in the future!





Where is the relationship between increasing value and your social engagement for thousands of blind people in the poorest regions of the world?

Ulrich Krauss: We live in a time when intangible values are becoming ever-more important. I am convinced that in the future, the value of a company will be measured more strongly by how seriously it takes its corporate and social responsibilities. This lived-out philosophy, which stands behind Carl Zeiss Meditec as a company, sets it apart from others and makes it very distinctive. It is an impressive illustration of the fact that social commitment and successful business development are by no means incompatible. And this means gains in reputation and trustworthiness, which increases the attractiveness of Carl Zeiss Meditec – as an employer, business partner and company.

The basis of our success

The growth of Carl Zeiss Meditec is a success story. Today, we number among the leading providers of innovative solutions in medical technology. Our continuous growth is made possible by excellent and motivated employees who share our visions and help to make them a reality.

Our innovations grow out of our employees' very own motivation to constantly push the boundaries of the possible in high-performance teams.

The ideal medium for facilitating this is our corporate culture with strong common values to which all of our staff feel an obligation. Our strong reputation is based on the professionalism and integrity of all of our around 1,900 staff, with each individual employee making their own individual contribution to increasing the Company's value.

Strength through diversity

As an international company with locations in Germany, the US, Spain, France and Japan, we can offer our employees outstanding development opportunities while allowing the Company to multiply its expert knowledge.

Since 2005, through a so called Global Mobility Program, we have therefore been promoting professional exchange at all levels, between the departments and beyond country borders. An efficient communication in a living network releases enormous creative potential. We do not only benefit from this during our research and development activities – even in production and sales, many synergies arise from a close collaboration, which we use to further develop our market position.

We never stop learning

We extensively invest in the personal and professional development of our employees, and with huge benefits. For example, a program for career starters at Carl Zeiss Meditec (MED First Step Program), the strategic development of expertise among specialist staff and managers through the MED Management Development Program and the "360 Feedback Program" for managers in the US help to further increase the performance of every single member of staff.

Since as a medical technology company we must permanently remain at the cutting edge of scientific research and technological development, for years we have pursued the stimulating and intensive cooperation with colleges and universities in Germany and the US – especially in the areas of natural science and commerce.



One example for our close collaboration with German universities in Jena, Mainz, Karlsruhe, Aachen, Munich and Ilmenau is a joint project between Carl Zeiss Meditec and TU Ilmenau, which began its work in April 2007. The goal of this research alliance, which has been created for five years, is to combine three different diagnostic methods that are currently used in order to avoid severe sight defects, including blindness, through early and comprehensive diagnosis.

In the US there are cooperations with Stanford University of Santa Clara, the University of California at Berkeley and the University of California Davis. We also gain skilled employees through a talent management program at the University of Chicago and the California Technical Institute.

Special ongoing training courses are currently especially designed to support our employees in optimising communication with our customers in such a way that they are included to an even greater extent, and, above all, sooner than before in the design of new solutions and the development process of corresponding products, in order to further increase the application orientation of our offerings.

There is a lot we can take part in

German marketing specialist Jutta Sesselmann in La Rochelle



"I find it exciting to work in an international context. This is why I was very happy to move to La Rochelle," says Jutta Sesselmann, Director of Strategic Marketing and Clinical Affairs at the French site of Carl Zeiss Meditec since 2007.

Very good development opportunities

The 32-year-old joined Carl Zeiss at a very early age. Her first contact with the Company was ten years ago, when the then German student spent an internship at Carl Zeiss in Thornwood (USA) as part of her International Business Studies course in Paderborn. "Even then I knew I would love to work in this company." Even while she was still writing her degree dissertation, she applied in 1999 for a marketing position at the Surgical division in Oberkochen – and was accepted.

For Jutta Sesselmann this was a terrific start into her professional career, because "Carl Zeiss Meditec offers me not only an exciting working environment in an interesting market, but also the opportunity to develop myself further within the company." For six years she moved through a variety of positions in the area of Marketing and Communications at Carl Zeiss, becoming assistant to the Management Board, before returning in 2005 back to where it all began – the US. This time for two years as Carl Zeiss Meditec's Product Marketing Manager for surgical microscopes, until her new job brought her to France, where some of the Company's intraocular lenses are manufactured in La Rochelle.

"Our motivated, dynamic, and young team is the ideal environment for my surgical experience from Germany and the US. Thanks to the flat hierarchies and short decision-making channels, every person who wants to get involved here can really make a difference", says the determined young manager as she praises the working atmosphere at Carl Zeiss Meditec.

Seeing patients smile

Fumio Takanashi has been working at the German site in Oberkochen since 2007



The qualified food scientist from Tokyo most recently worked as a product manager at Carl Zeiss Meditec in Tokyo, before joining the Carl Zeiss Meditec team in Oberkochen in early 2007. As a product manager in the Ophthalmic Surgery division he is responsible for planning new medical technology solutions, as well as for further developing existing ones.

"What is crucial, is never to forget who we are working for. Because at the end of the chain is always the patient; and it is the patients we must think of when we are developing new products. Products must never just be an end in themselves", is Fumio Takanashi's philosophy.

Happiness is the key

Fifteen years of successful work selling medical technology products for ophthalmology and contact with major customers and hospitals have led the 43-year-old to follow a marketing strategy that, though very simple in principle, is nonetheless very effective: "For me, the best way to generate good sales figures is to work together with the doctors to find out what can make a sick person happy again, and tailor our product development accordingly. Do that, and good sales will almost generate themselves. Or, to put it differently: real life does not unfold at our desks, but rather in the hospital – which is precisely where our business opportunities arise."

And the best thing in Germany? "For me, the best thing about our job is to imagine the happy smile of a patient we have helped with our technology. That makes me really proud – no matter whether I am in Japan or Germany. And it is this passion that I would like to share with every technician, marketing employee and sales manager."

Even our youngest new staff are important to us. Last year, for example, Carl Zeiss Meditec trained 15 young people as mechatronic technicians, industrial mechanics and industrial clerks at the German company sites. We see it as a corporate obligation to continue passing on our knowledge to upcoming generations in the future.

Effort pays

Fair and attractive remuneration is par for the course for any employer who knows the value of his employees for his business's success. At Carl Zeiss Meditec, performance-related remuneration is very important. The remuneration system provides a variable remuneration component for managers and almost all mid-level managers, the amount of which is determined by the fulfilment of individual performance goals as well as the success of the business. It is our goal to generate performance incentives for as many employees as possible, as a matter of principle, by offering variable remuneration components.

ENVIRONMENT

Responsibility for people and the environment

It goes without saying that Carl Zeiss Meditec believes in responsible handling of natural resources and the protection of the environment. Environmental protection is an active part of our corporate policy and is therefore reviewed on an ongoing basis and adapted to changed circumstances.

We train our staff and operate a professional environmental protection management system in order to avoid environmental impacts in advance altogether, or to further reduce any environmental burden. Our efforts aim, aside from the systematisation and optimisation of all preventative and protection measures, to identify cost-reduction potential. We are of the view that environmental protection is ultimately also an economic imperative that can make a positive contribution to the further development of our company.

In our production, which consists of the assembly and integration of supplied individual parts and components, we have always favoured solutions that save energy and use sound resource management.

Caring for resources from start to finish

We take environmental concerns and sustainable management into consideration throughout our products' entire lifecycle.

When we are developing new devices and systems, already during the planning phase we have an eye on the subsequent ressource-saving use of materials and the most modern, energy-efficient technologies. In the production process, our suppliers are bound to meet the environmental protection requirements we have stipulated. Here we have a list of banned substances that is constantly updated, and that lists all of the materials and substances that may not be used during the production of the supplied components. This list serves as our production standard. Because of the shortening usage periods, the number of devices we receive back from our customers in exchange for more modern systems is continuously rising. These devices are either properly disposed of or recycled, where possible, with individual materials such as copper, silver and gold being fed back into the materials cycle.

CORPORATE GOVERNANCE

Taking the right action for the future

Carl Zeiss Meditec has always attached a great deal of importance to responsible management. The Company's management, which is geared towards adding long-term value, is grounded in the efficient collaboration between the Management Board and the Supervisory Board. The Supervisory Board is regularly and comprehensively informed of all relevant questions of corporate planning, business development and risk management.

In addition to functioning and transparent reporting and control structures, we place special value on having an open and fair communication policy with national and international investors.

Principles of our company policy

As well as the strict obligations we meet as a listed company on the Prime Standard of the German Stock Exchange, we embrace the recommendations and proposals of the German Corporate Governance Code, issued in 2002 and since then amended on a number of occasions, and continue to follow this code as we have always done, without any qualifications.

For all aspects of corporate governance, transparency and incorruptibility have the highest priority for us. Carl Zeiss Meditec is committed to a value system in keeping with the high ethical standards of the ZEISS brand. We summarised and laid down our moral principles, which had been in force for many years, in a behavioural code in the summer of 2007.

A point of honour: earning trust

Because we consistently take these principles to heart in our daily work, patients, customers and shareholders place their trust in us, providing the foundation for our economic success.

Knowledge as a weapon against blindness

Somewhere in the world a child goes blind every minute. The World Health Organisation (WHO) estimates the total number at 1.4 million children. Only half of them will pass two years of age. Those who do survive are condemned to a life of poverty – without hope of an education or of a job. This is especially the case in developing countries, where most of the world's 37 million blind people live, says the International Agency for the Prevention of Blindness (IAPB).

Often, the blindness could have been avoided. For half of these people, the cause for their blindness is the clouding of their ocular lens, known as cataract. A standard operation in which an artificial intraocular lens (IOL) is inserted generally allows vision to be largely restored. 'Third-world' countries in particular often lack both the necessary financial means for this and corresponding facilities and trained physicians.

VISION 2020

To change this, Carl Zeiss Meditec supports the global VISION 2020 – The Right to Sight campaign. This WHO and IAPB initiative today brings together a large number of international partners with the objective of overcoming avoidable blindness by 2020. The avoidable and treatable causes include – aside from cataracts and glaucoma – river blindness, trachoma ("raw eye"), vitamin A deficiency and diabetic retinopathy. Even in Germany itself, around 30 % of all blindness is avoidable.



Offering lasting assistance

Carl Zeiss Meditec, as the first corporate sponsor, has been supporting the "VISION 2020 – The Right to Sight" initiative since as early as 2002. Our projects promote the development and expansion of effective care and the provision of specialist medical knowledge. We primarily provide help where the need is greatest. Our current projects include:

- Carl Zeiss Academy Prasad Eye Institute, Hyderabad (India)
- Carl Zeiss IAPB Ophthalmic Training Centre, Bandung (Indonesia)
- Aravind Carl Zeiss Centre of Excellence in Glaucoma, Tirunelveli (India)
- Sankara Nethralaya Carl Zeiss Centre of Excellence in Medical Retina, Chennai (India)
- Tilganga Carl Zeiss Education Centre in Nepal
- Carl Zeiss Education fund at the Rajendra Prasad Centre in New Delhi (India)
- Supporting E-Learning program with Sankara Nathralaya (India)

Train a hundred – heal hundreds of thousands

The opening of a training centre for ophthalmology in Bandung, Indonesia, in the summer of 2007 is part of the VISION 2020 initiative and originates in a proposal by Carl Zeiss Meditec. Our suggestion of installing training centres in various regions of the world in order to establish a long-term improvement in ophthalmological care was enthusiastically welcomed by the IAPB. Indonesia forms the prelude to a series of five more centres that are planned, which will be developed in different regions of the world in the coming years and will be supported by us.

As well as making a donation, which will be used to qualify the staff and equip the training centre, Carl Zeiss Meditec provided a number of device systems for the diagnosis, treatment and aftercare of eye disorders, including slit lamps, treatment lasers and a surgical microscope. Needless to say, our commitment involves both ongoing education and training in our systems for doctors and medical assistants, and technical service support. Tailored donated solutions such as these help to make top-quality ophthalmological treatment accessible and affordable for millions of people.

A stroke of luck in Hyderabad

Carl Zeiss Meditec trains specialists at model Indian clinic







Bhadraksh Jaiswal is an agricultural labourer in Banswada, two hours from Hyderabad. For the father-of-three it is a miracle that he has been able to see clearly again for the last two months and feed his family. This miracle is the result of a program that was specially developed to provide for people in rural regions of India: ICARE (International Center for the Advancement of Rural Eye Care). The system that this aid project is based on, which covers a large area, is similar to the construction of a pyramid.

When Bhadraksh's vision increasingly deteriorated, his town's voluntary ICARE helper first sent him to be examined at a nearby vision centre. The helpers who work at this second level of the pyramid are trained, during a one-year training program, to identify eye disorders and to transfer patients as required to third-level facilities, which are called 'service stations'. Each year, the vision centres treat around 50,000 patients.

L V Prasad Zeiss International Academy

The L V Prasad Eye Institute (LVPEI) in Hyderabad is one of the most important partner institutes of VISION 2020. Surgeries are performed here, and in the clinic's branches – up to 70 times a day. The range of treatments here covers the entire spectrum of ophthalmology.

For Bhadraksh, the operation of his cataracts has been free of charge – as is the case for half of all of the LVPEI's patients. "My dream was to offer all Indians top-quality treatment outside their front door – irrespective of their social or economic status", explains founding director Gullapalli N. Rao, MD, as he explains his hospital's philosophy.

The foundation stone for the L V Prasad Eye Institute was laid in 1987 thanks to financial support from Indian filmmaker Akkineni Lakshmi Varaprasada Rao, known as L. V. Prasad. Today, the leading centre for the research and treatment of eye disorders and basic and advanced ophthalmological training bears his name.

A central element for training the specialists for ophthalmology at the LVPEI is the L V Prasad Zeiss International Academy, which contains a practice-oriented training program for training in diagnostic techniques for cornea and retinal diseases and glaucoma. The top students obtain a scholarship from us or the Carl Zeiss Group.

The financial year 2006/2007

October 2006



GDx™ VCC Scanning Laser Polarimeter being used 2,600 times worldwide

At the practice of ophthalmologist Dr. Douglas P. Webb in Cleveland (Ohio, United States), the $2,600^{th}$ GDx™ VCC Scanning Laser Polarimeter was installed in October 2006. Even before the patient notices any signs of the disease, in 80 % of cases it can distinguish an eye threatened by glaucoma from a normal eye by precisely measuring the retinal nerve fibre layer.

Helping to avoid blindness through targeted education

Carl Zeiss Meditec sponsors the *"Woche des Sehens"* (Week of Sight), which takes place each year in Germany. Its 300 events in 2006 were held under the slogan "Understand blindness, prevent blindness". This week-long initiative focussed on the eye disorder diabetic retinopathy, caused by diabetes.

November 2006



Combination of Carl Zeiss Meditec and Carl Zeiss Surgical successfully closed

The result of this transaction is an integrated medical technology company. In ophthalmology, Carl Zeiss Meditec has a comprehensive product portfolio that is unique in the industry. In neuro/ENT surgery, the company plans to continue its success story of recent years and further expand its solution offering.

$6,000^{th}$ Stratus OCT™ installation

Carl Zeiss Meditec's optical coherence tomography device provides images and measurement readings on glaucoma and retinal diseases. In the US alone, where the $6,000^{th}$ Stratus OCT™ model was installed in the Cleveland Eye Clinic, ophthalmologists are performing more than 37,000 scans a day using this system.

March 2007



Visucam$^{NM/FA}$ fundus camera newly launched on the market

The market launch of the latest member of the fundus camera family was exceptionally successful. In the first six months, more systems than planned were sold. The non-mydratic fundus camera, where patients no longer have any drops administered to enlarge their pupils, is used to diagnose retinal diseases.

Admission of Carl Zeiss Meditec share to the TecDax

On 5 March 2007, Carl Zeiss Meditec unscheduled moved up into the selected technology index of the German Stock Exchange's TecDax.

EyeMag® loupes for dentistry

At the 31st International Dental Show (IDS) in Cologne, Carl Zeiss Meditec demonstrated its head loupes specially developed for dentistry. The world's largest international dentistry fair is held every two years and consistently enjoys increasing numbers of visitors. In 2007, around 100,000 visitors came from 150 countries to learn more about the products and offerings of 1,700 exhibitors.

April 2007



Carl Zeiss Meditec focuses sales activities in Germany

Since April 2007, all of the company's sales and marketing activities in Germany have been grouped into the newly-formed subsidiary Carl Zeiss Meditec Vertriebsgesellschaft. Following the business combination of Carl Zeiss Meditec and Carl Zeiss Surgical in November 2006, this step will establish a coherent and customer-oriented sales channel for the German market.

Meeting of the US association of neurological surgeons AANS

At the reception of Carl Zeiss Meditec at the meeting of the American Association of Neurological Surgeons in Washington, attended by about 250 invited guests, the programme included speakers Dr. Robert Spetzler and Dr. Peter Nakaij, both from the Barrow Neurological Institute in Phoenix, US.

June 2007



7,500 IOLMaster® models sold

The IOLMaster® uses an optical non-contact eye measurement method that is performed on cataract patients before they are given an artificial intraocular lens (IOL). This method has already been very successfully established on the market for a number of years now. In Germany, three in four ophthalmologists and in the US, around half of cataract surgeons use the IOLMaster® to measure the axial length prior to cataract operations.

Of the total of 7,500 units sold to date, the most recent one in June 2007 went to an ophthalmological practice in Malaysia. The newly-developed software has made using the device even easier.

July 2007



Training centre for ophthalmology opened in Indonesia

Dr. Michael Kaschke, Chairman of the Supervisory Board of Carl Zeiss Meditec, and Dr. Gullapalli N. Rao, President of IABP (International Organisation for the Prevention of Blindness), opened a training centre for ophthalmology in the Cicendo Hospital in Bandung in the summer of 2007, together with representatives of the Indonesian government.

The subsidies provided by Carl Zeiss and Carl Zeiss Meditec are used to train staff and equip the centre, for which the company also donated a number of devices for the diagnosis and treatment of eye disorders. A total of five of these training centres are being set up worldwide as part of the VISION 2020 initiative with the help of Carl Zeiss und Carl Zeiss Meditec. VISION 2020 aims to fully eliminate avoidable blindness around the world by 2020.

August 2007



OPMI® Pentero® C for more flexibility in the operating theatre

Since August 2007, the new OPMI® Pentero® C – which offers the latest technology available – has been offering more freedom of movement and better workflows in the operating theatre. Thanks to the fixed ceiling installation the surgical microscope is always within reach, but does not get in the way if an operation is not in progress. At the push of a button, the ceiling stand can be swung effortlessly into operating position and back out of the way again.

This type of installation is an additional plus for the OPMI® Pentero®, which has been enthusiastically received by specialists since its market launch in 2004. One thousand systems had already been delivered by September 2007. The latest destination for this device was the team of Dr. Thomas C. Origitano of the Loyola University Health System in Maywood, Illinois, in the US.

September 2007



European EANS neurosurgeons' congress

Every four years, the association of European neurosurgeons invites members for a professional exchange. At the latest congress, which brought around 1,000 surgeons from 75 countries to the Scottish town of Glasgow in September 2007, Carl Zeiss Meditec presented the ceiling stand version of the OPMI® Pentero® to the European market (OPMI® Pentero® C).

Especially keen interest was aroused by the two innovative Pentero add-on modules, the BLUE 400 and INFRARED 800 fluorescence options, which Carl Zeiss Meditec presented to around 200 surgeons at a lunch symposium.

European ESCRS ophthalmologists' conference

Carl Zeiss Meditec used the ESCRS convention in Stockholm to demonstrate its latest products and solutions for refractive and cataract surgery to the around 4,000 members of the association, as well as to interested ophthalmologists.

The novelties receiving much attention, aside from the optical coherence tomography device Cirrus HD™-OCT for the diagnosis of retinal diseases, the femtosecond laser VisuMax® for treating vision defects and the new intraocular lenses Invent ZO® and XL Stabi ZO® included, in particular, the OPMI Lumera® and OPMI Lumera® T surgical microscopes especially developed for ophthalmology.

They set a new standard for ophthalmology with their innovative SCI illumination technology (Stereo Coaxial Illumination). The contrast, depth of focus and quality of the 'red reflex' (also known from photography as "red-eye effect") are considered unique. This can be used to illuminate transparent structures from behind and thus make them visible. This makes it easier to operate on cataracts, for instance, especially if the natural lens has already been heavily clouded at an advanced stage.

October 2007



First investor day has broad appeal

The first investor day was well-attended. Here, Carl Zeiss Meditec met with institutional investors and analysts from throughout Europe in Munich. At the end of the day-long information day on the Company's products and markets, the attendants visited an eye clinic at Munich Airport where they could follow a live surgery using the new VisuMax® laser system.

Formal conclusion of the Acri.Tec acquisition

The acquisition of Acri.Tec AG, which was closed on 1 October 2007, will expand Carl Zeiss Meditec's offering in the rapidly-growing ophthalmic surgery segment. This ranges from simple, monofocal intraocular lenses (IOLs) through to innovative implants that can also be used to correct vision defects.

November 2007


OCT

Annual meeting of the American Academy of Ophthalmology (AAO)

900 m² jam-packed full of innovation – that describes, in a nutshell, Carl Zeiss Meditec's presence at this year's AAO. Interest focussed – aside from the known new products OPMI Lumera®, VisuMax® and the ZO® intraocular lenses – on the new ATLAS™ system for corneal topography and the new software versions for the Humphrey® Field Analyzer for glaucoma diagnosis and for the GDx™ VCC for retina analysis.

The innovation symposium on refractive surgery met with the greatest appeal. Here, specialists invited by Carl Zeiss Meditec presented the Company's latest-generation refractive platform, consisting of the VisuMax® and Mel 80™. Furthermore the Company welcomed 400 experts at a reception, where presentations on the new Cirrus™ HD-OCT coherence tomography devices were given.

Important terms and abbreviations[1]

AMD
Abbreviation for "Age-related Macular Degeneration" Retinal disease of the area of maximum visual acuity (macula) which leads to the loss of central vision.

Most common cause of age-related blindness in industrialised countries.

Cirrus™ HD-OCT
High-resolution diagnostic system for the structural examination of cross-sections and 3-dimensional reconstructions of the fundus of the eye (for example, for early identification of glaucoma or diagnosing age-related macular degeneration).

Glaucoma
Ophthalmic disease which leads to restriction of the field of vision, often caused by increased ocular pressure;

Second most common cause of blindness in industrialised countries.

Ear, nose and throat surgery
Abbreviation: "ENT surgery"
Also: Otolaryngology

Medical field concerned with the recognition and surgical treatment of diseases, injuries, malformation and malfunction in the entire head and neck zone.

Humphrey® Field Analyzer
System for static and kinetic measurement of the visual field for assistance with glaucoma diagnosis.

IOL
Abbreviation for "intraocular lens"

Synthetic lens to replace the natural lens of the eye, used in cataract surgery.

IOLMaster®
Device for accurate and efficient non-contact measurement of the eye and calculation of the required intraocular lens prior to cataract surgery.

Intraoperative radiation therapy
Abbreviation: "IORT"

In intraoperative radiation the exposed target volume (tumour/tumour bed) during surgery is subjected to even radiation.

Intraoperative radiation therapy permits the application of extremely high individual doses to tumours or a tumour bed, significantly improving local tumour control.

When only the surgically exposed target volume is subjected to direct radiation treatment, damage to healthy tissue is minimised.

Cataract
Deterioration of vision through opacity of the lens

Most common cause of blindness worldwide; typical disease among the elderly.

Laser in situ Keratomileusis
Abbreviation: „LASIK"

LASIK is a treatment method in refractive surgery in which a microkeratome or a femtosecond laser are used to cut away a thin layer of the cornea surface and lay this as a flap to one side. The actual correction is then made on the underlying tissue by means of a laser. Once the laser treatment is complete, the corneal disc is folded back over and re-positioned.

[1] Additional terms can be found in the glossary provided in the book "Facts and figures financial year 2006/2007"

Microkeratome
A microkeratome is an electronically-controlled cutting instrument that is used during a laser operation for the correction of vision defects.

It creates a superficial corneal disk of a defined thickness and size and exposes the underlying corneal tissue for laser treatment.

MEL 80™
Laser for fast and accurate treatment of vision defects (refractive errors).

Neurosurgery
Medical field concerned with the detection and surgical treatment of diseases, injuries and malformation of the central nervous system (brain, spinal cord, peripheral nerves).

OPMI Lumera®
Surgical microscope for ophthalmology with 'Stereo Coaxial Illumination' (SCI), which allows surgeons to see details of the eye that previously were very difficult to identify. (This allows the results of treatment to be further improved.)

OPMI® Pentero®
Unique surgical microscope for neuro- and spinal surgery for the accurate display of diseased tissue, e.g. brain tumours and vascular diseases.

Pioneering technologies, e.g. fluorescence diagnosis, that have been integrated for the first time in a surgical microscope, provide considerably more protection for the patient.

Photodynamic therapy
Abbreviation: PDT

Photodynamic therapy is a method for the treatment of "wet" age-related macular degeneration (AMD): a medicine is injected into the arnica vein as a so-called photosensibilisator and activated using an appropriate laser. The objective of this is to close the tissue excrescences that appear with wet AMD.

Photocoagulation of the retina
Photocoagulation of the retina is a method for treating certain retinal diseases. Bundled light (lasers) are used to cause a clot in the tissue protein. This can, for example, cause abnormal excrescences to be obliterated or a raised retina to be "attached" again.

Stratus OCT™
Diagnostic system for examining the structure of the fundus (e.g. for the early diagnosis of glaucoma and other serious ophthalmic diseases).

Tumour
Also: tumescence or swelling

General medical name for an increase in the volume of tissue.

In a narrower sense it refers to benign (non-metastasising) or malignant (cancerous, uncontrolled rapid growth and formation of metastases) tissue growth which must be treated by various surgical methods, depending on position and size.

VISUCAM^PRO NM
Innovative fundus camera that enables the fundus of the eye to be examined in minute detail without using mydriatics to dilate the pupils.

VisuMax®
Novel femtosecond laser system for creating incision-like tissue perforations in the cornea. This exceptionally precise incisioning part of the laser vision correction procedure and other surgical procedures for the cornea.

INDEX

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Carl Zeiss Meditec AG
Goeschwitzer Strasse 51–52
07745 Jena
Germany

Phone: +49 (0) 36 41 22 01 15
Fax: +49 (0) 36 41 22 01 17
investors@meditec.zeiss.com
www.meditec.zeiss.com/ir